6/13



82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wienerberger Baustoffindustrie

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS



FILE NO. 82- 4316 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 6/13/05

Wienerberger



Annual Report 2003

Earnings Data		2001	2002	2003	Change in %
Revenues	in € mill.	1,544.9	1,653.7	1,826.9	+10
EBITDA	in € mill.	202.2	323.1	349.9	+8
Operating EBITDA [1]	in € mill.	221.2	302.6	349.9	+16
EBIT	in € mill.	-25.8	151.9	190.2	+25
Operating EBIT [1]	in € mill.	66.2	151.6	190.2	+25
Profit before tax	in € mill.	-62.7	119.5	154.3	+29
Profit after tax	in € mill.	-17.8	85.9	113.1	+32
Free cash flow [2]	in € mill.	241.3	237.3	274.6	+16
Capital expenditure	in € mill.	130.6	116.5	158.7	+36
Acquisitions	in € mill.	97.4	64.8	233.9	>100
Operating ROCE [1]	in %	4.0	7.1	8.4	–
Operating CFROI [1]	in %	7.3	10.0	12.1	–

Balance Sheet Data		2001	2002	2003	Change in %
Equity [3]	in € mill.	1,008.0	973.1	983.0	+1
Net debt	in € mill.	674.1	618.5	739.0	+19
Capital employed	in € mill.	1,613.9	1,508.7	1,635.4	+8
Balance sheet total	in € mill.	2,431.9	2,322.2	2,548.5	+10
Gearing	in %	66.9	63.6	75.2	–
Employees		11,331	11,478	12,237	+7

Stock Exchange Data		2001	2002	2003	Change in %
Dividend per share	in €	0.60	0.66	0.77	+17
Earnings per share	in €	-0.29	1.31	1.71	+31
Adjusted earnings per share [4]	in €	0.83	1.57	2.01	+28
Share price at year-end	in €	15.75	16.95	21.18	+25
Shares outstanding (weighted) [5]	in 1,000	67,975	64,640	64,645	0
Market capitalization at year-end	in € mill.	1,093.9	1,106.5	1,382.6	+25

Segments 2003 in € mill. / %	Bricks Central and Eastern Europe		Bricks Western Europe		Bricks USA		Roofing Systems		Investments and Other [6]	
Revenues	372.2	(+12)	633.2	(+15)	252.1	(-9)	241.4	(+82)	328.0	(-9)
EBITDA	108.0	(+14)	121.3	(+23)	49.1	(-17)	54.6	(+148)	16.9	(-39)
EBIT	78.7	(+24)	60.5	(+49)	26.7	(-16)	24.5	(+140)	-0.2	(-104)
CFROI in %	19.5		10.2		11.4		13.0		5.5	
Capex and acquisitions	28.0	(-17)	86.1	(-9)	34.5	(+93)	228.7	(>100)	15.3	(-52)
Capital employed	275.6	(-7)	630.6	(+5)	281.4	(-18)	318.1	(>100)	129.7	(-21)
Employees	3,153	(-1)	3,647	(+2)	1,886	(-3)	1,712	(+105)	1,839	(-5)

1) Adjusted for non-recurring income and expenses
2) New definition: Cash flow from operating activities minus cash flow from investing activities plus growth investments
3) Equity plus minority interest
4) Before amortization of goodwill, excluding non-recurring income and expenses
5) Adjusted for treasury stock
6) Including Group eliminations and holding company costs
7) Core business: Bricks Central and Eastern Europe, Bricks Western Europe, Bricks USA, and Roofing Systems

Note: in the table of segment data, changes in % to the prior period are shown in brackets
All abbreviations and foreign terms are defined in the glossary (bookmark) on page 122.

Revenues


in € mill.
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,544.9
1,161.3
1,653.7
1,290.3
1,826.9
1,496.9
2001
2002
2003
Group
Core business

EBITDA


in € mill.
360
300
240
180
120
60
0
221.2
198.7
302.6
274.7
349.9
333.0
2001[1]
2002[1]
2003
Group
Core business

EBIT


in € mill.
200
150
100
50
0
66.2
66.6
151.6
145.9
190.2
190.4
2001[1]
2002[1]
2003
Group
Core business

Earnings per Share


in €
2,5
2,0
1,5
1,0
0,5
0,0
-0.29
0.83
1.31
1.57
1.71
2.01
2001
2002
2003
Reported
Adjusted[4]

ROCE


in %
10,0
8,0
6,0
4,0
2,0
0
4.0
4.9
7.1
8.6
8.4
8.6
2001[1]
2002[1]
2003
Group
Core business

Free Cash Flow[2]


in € mill.
300
250
200
150
100
50
0
241.3
237.3
274.6
2001
2002
2003
Group

Revenues by Segment


Roofing Systems 13%
Investments and Other 18%
Bricks Central and Eastern Europe 20%
Bricks Western Europe 35%
Bricks USA 14%

EBITDA by Segment


Roofing Systems 15%
Investments and Other 5%
Bricks Central and Eastern Europe 31%
Bricks Western Europe 35%
Bricks USA 14%

Revenues Core Business[7] by Region


USA 17%
Other Europe 12%
Austria 6%
Germany 14%
Benelux 19%
France 7%
Eastern Europe 25%

Building Value

We are focused on those areas where we are among the best in the world – our core business bricks and roof tiles.

Brick is a sustainable product. Building with bricks represents a wise economic and ecological investment in the future.

Our primary goal is to create a long-term, balanced increase in value for our shareholders, customers, and employees.

Continual improvement is a requirement for above-average performance. Our motto: grow, but also optimize.

We are competitive because we are a multi-cultural company. We are successful because our employees act like entrepreneurs.

We believe in people.
Bricks by Wienerberger. Designed for living.

The Year 2003

For Wienerberger, the prior year was marked by profitable growth. This development was supported by the creation of a second core business Roofing Systems through the acquisition of a 50% stake in Koramic Roofing and the realization of 20 smaller growth projects with high synergies.

The wisdom of this strategy is underscored by the year's results. All key indicators showed significant improvement. Earnings per share, the important ratio for our shareholders, rose by an impressive 31% to € 1.71. At the same time we were able to optimize capital employed and, despite strong growth, hold gearing to a solid 75%. A further result of this optimization was the sizeable increase in EVA to € 22 million.

Decisive developments also happened in our ownership structure. The complete withdrawal of our former major shareholders, Bank Austria Creditanstalt and Koramic, transformed Wienerberger into a pure free float company and thereby gave our share added potential.

Market Positions

Wienerberger is the world's largest producer of bricks and Number 2 on the roofing market in Europe. The Group also holds leading positions in pavers in Europe, with a total of 218 plants in 23 countries.

Nr. 1 in hollow bricks worldwide
Nr. 1 in facing bricks in Continental Europe
Nr. 2 in facing bricks in the USA
Nr. 2 in roofing systems in Europe


SEC MAIL PROCESSING
RECEIVED
JUN 13 2005
WASH, D.C. SECTION
209












EUROPE'S ENVIRONMENT

"Working with and for people – to inspire, develop and motivate."

For Wienerberger, sustainability is both an attitude and a part of our corporate culture. We build on a solid foundation and establish long-term perspectives. We want to consciously act in an economic, ecological and social manner – to create value and to secure our success, also in the future.

Our corporate culture encourages innovative, flexible thinking and gives our employees the freedom to integrate new ideas and viewpoints into their work. This strengthens an environment that promotes continuous progress and will also benefit future generations.

In this annual report, we would like to introduce you to some of our employees and their projects. They are the proof that sustainability is alive at Wienerberger. They form the basis that develops Wienerberger into a prosperous company with long-term perspectives for growth.

Sonja Eitler
Human Resources

Wienerberger AG



Dear Shareholders,

Milestones for the future

In 2003 Wienerberger set strategic and operational milestones for the successful future of the Company. The development of Roofing Systems as a second core business and our transformation into a pure free float company created the foundation for long-term profitable growth. In our operations we were able to increase earnings by a significant amount through a number of attractive expansion and ongoing optimization measures, and successfully manage capital employed.

The global economy showed modest improvement during the course of 2003. After the USA returned to growth at the start of the year and housing starts reached a high level of 1.8 million, optimism rose throughout Western Europe during the second six months. The key German construction market experienced a short-lived boom following discussions over the elimination of government subsidies for private housing, which led to a sharp rise in building permits. While Italy, Belgium and France remained stable, construction in Holland fell considerably below the prior year level. Eastern Europe continues to report the strongest growth, with new residential construction outpacing Western Europe by a significant margin. Even Poland recovered earlier than expected during the second half of the year.

Strong growth in earnings

Our focus in 2003 was on profitable growth, following the return of Wienerberger to its former earning power in the prior year. We exceeded our goal to increase operating earnings by more than 10% by a sizeable amount. Growth of 10% in revenues to € 1,826.9 million supported a rise of 16% in EBITDA to € 349.9 million and 25% in EBIT to € 190.2 million, despite negative foreign exchange effects of approximately € 86.7 million on revenues and € 17.3 million on EBITDA primarily from the US dollar und Polish zloty. The basis for this solid development in earnings was profitable growth through projects, in particular with increased concentration on the roofing segment, and continued optimization in all areas.

Development of 2nd core business

With the acquisition of a 50% stake in Koramic Roofing, we established Roofing Systems as a second core business. This new business was integrated quickly and efficiently into the Company, and we have already started to utilize synergies in the joint venture. Results reported by Koramic Roofing for Belgium, Holland, France and Poland surpassed expectations. Only the Germany clay roof tile activities recorded a loss, which was related to the difficult market and small size of the business. In total, our new clay roof tile business contributed € 108 million to Group revenues and € 25 million to EBITDA. Switzerland and the Bramac concrete roof tile activities also recorded highly satisfactory growth in earnings. These factors as well as high earnings in Eastern Europe and improvement in Western Europe increased the operating EBITDA margin of the Wienerberger Group from 18.3 to 19.2%. In the core business bricks and roofing systems, our margin even reached 22.2%. Only the Pipelife plastic pipe activities, which are consolidated under the Investments and Other segment, showed unsatisfactory development because of difficult market conditions in Western Europe, the USA and Asia.

Even more noticeable than the growth in operating earnings was the improvement in earnings per share, which rose 31% to € 1.71. This positive development will allow the continuation of our shareholder-friendly dividend policy. The Managing Board will therefore



Wolfgang Reithofer, Chief Executive Officer of Wienerberger AG

Shareholder-friendly dividend policy

recommend that the Annual General Meeting approve an increase in the dividend from 66 to 77 cents per share. This represents a payout-ratio of 45%, or a yield of 4.5% based on the average share price and 3.6% based on the price at year-end 2003. Wienerberger plans to distribute roughly 45% of annual net profit as dividends in the future, and thereby offer shareholders an interesting minimum return on their invested capital. I also assume that our earnings improvement and profitable growth will have a positive impact on the Wienerberger share.

Free cash flow company

Wienerberger is a company that generates very high free cash flows. Since we need only 50 to 60% of depreciation in the core business for maintenance capex, we can continue to grow without increasing capital employed to the same extent as earnings. Free cash flows will be used to pay dividends and reduce debt, but above all for growth. We will realize our planned growth primarily through a large number of smaller projects. Diversification in many projects will minimize risk and optimize synergies with existing activities.

We are the logical consolidator in the brick industry and, as such, have unique access to profitable growth projects. Acquired competitors or new plants can be integrated into our local organizations, without expanding administration and sales. This leads to an attractive return on capital employed at the latest by the third year after integration, which significantly exceeds the current level of profitability for the Group. In this way we intend to continually improve the quality of our earnings.

Many smaller and profitable projects

For 2003 we budgeted a total of 20 smaller growth projects with an investment volume of € 170 million, in addition to the acquisition of a 50% stake in Koramic Roofing. This plan was met, whereby roughly € 50 million will only lead to cash outflows in 2004. In the future, we will continue along this path of small steps. If interesting opportunities arise, we are also prepared to make major acquisitions if they create value. After the good development of Koramic Roofing gave us a more secure outlook on the profitability of this business, we will work to exercise our option to acquire the remaining 50% as quickly as possible. This growth strategy will be financed above all by our high cash flows, but we will also consider a capital increase if necessary.

Our strategic focus at Wienerberger is directed towards the expansion of our four product groups: hollow bricks, facing bricks, clay roof tiles and products for surface paving. In this core business our motto is continuous optimization and profitable growth. We therefore work to constantly improve our products, customer service and the efficiency of our logistics. In the production area we concentrate on cost efficiency, reduction in the use of primary energy and the environmental friendliness of our plants.

Successful capital management

During the past year we were not only able to increase earnings by a significant amount, we were also successful in the area of capital management. One focal point of these activities was the optimization of working capital and investments, in order to protect our ability to continue our growth strategy. In spite of investments totaling € 392.6 million, net debt increased only from € 618.5 to 739.0 million and gearing from 64 to 75%. This is a value that I consider solid, given our ongoing high free cash flow of more than € 200 million. The current favorable level of interest rates makes it necessary for a high cash flow company like Wienerberger to have sufficient leverage in order to keep the cost of capital low and maintain an acceptable return on equity. Our goal for gearing is 60 to 80%, but a short-term increase up to 100% is also conceivable.

The sale of our minority interest in Alwa and the Steinzeug investment as well as the transfer of our shares in Immofinanz to the ANC Private Foundation in October again underscored our focus on the core business. The Investments and Other segment now includes only the Pipelife plastic pipe activities and non-operating real estate, of which we sold roughly € 35 million during the reporting year. Our policy to sell these assets serves to refinance the core business, and will continue at a steady pace in the future. Our remaining real estate is currently valued at approximately € 100 million. Pipelife is classified according to our criteria for financial investments, and our goal in this joint venture with Solvay is to maximize free cash flows.

Pure free float company

We also reached a turning point in the development of our ownership structure. In February 2004 Bank Austria Creditanstalt and Koramic sold all their syndicated and free Wienerberger shares to Austrian and international institutional investors, and thereby transformed Wienerberger into a pure free float company. Our shareholder structure now shows a free float of 83%, whereby the remaining 17% of shares are tied to options connected with the 3-year exchangeable bond issued by Bank Austria Creditanstalt in December 2003. Higher free float will further increase the weighting of Wienerberger in stock indices, and generate additional demand for our shares. We were able to observe this development during the second half of the past year, and it has had a very positive impact on the price of the Wienerberger share.

Outlook on 2004

Our latest estimates show a slight improvement in the global economy. For Eastern Europe we expect further growth, which will be supported by the accession of the new countries to the European Union. There is pent-up demand, especially in the area of residential construction, and Wienerberger expects growth in earnings over the long-term because of its good market positions. In the USA housing starts are forecasted to decline slightly from the current high level, but this should not affect brick sales. We have hedged the foreign exchange risk on the capital side nearly in full, but the translation of results would be negatively affected by a further decline in the US dollar versus the euro. In Western Europe optimism began to rise during the last quarter of 2003. Our outlook remains cautious, above all because of uncertainty over developments in Germany. We expect residential construction in Belgium, France, Italy and Switzerland to continue at a stable level.

Renewed ambitious goals

Wienerberger has again set ambitious goals for the coming year. We want to increase both operating earnings and earnings per share by more than 10% in 2004. In order to meet this objective, we are planning 20 growth projects with an investment volume of € 150 million. These projects will be ranked solely according to business criteria, whereby current plans call for one-half of the projects to be carried out in Eastern Europe, one-third in Western Europe and the remainder in the USA. In the growth markets of Eastern Europe and the USA, we intend to expand our positions and grow with the market. In Eastern Europe we will realize additional expansion projects to increase our activities on a regional basis. We are currently evaluating market entry in Russia, the Ukraine, Bulgaria and Serbia. In Western Europe we plan further acquisitions in order to actively participate in the market consolidation and expand our positions.

Sustainability as principle

The success of Wienerberger is based on a strong corporate culture and responsible behaviour by all parties. The success of the local companies in our Group is the result of sustainable economic, ecological and social efforts by our local employees and managers. Our customers and partners demonstrate their appreciation of this commitment with their support. At this point, I would like to personally thank all our employees and managers for their dedication during the past year. My thanks also go out to the Supervisory Board for their efficient management of the wide range of subjects under consideration and my colleagues on the board for their intensive and harmonious teamwork. The attractiveness of Wienerberger and its share lies in high cash flow, sufficient potential for profitable growth, and limited downside risk. I would also like to express my gratitude to you, our shareholders, for the trust you have placed in us. Continue to accompany us and benefit from our growth course in a successful future.

Yours



Her principle:

Quality is not a constant. It must be continuously redefined and steadily pursued.

The project: Quality assurance for clay roof tiles

The roof of a house places extremely high demands on quality. For this reason, our plants and laboratories conduct strict quality controls at all stages of the production process. The state-of-the-art laboratory at Koramic serves as a competence and coordination center for the steady optimization of products and quality controls.

Therefore our clay roof tiles meet internal requirements and technical quality standards that far exceed legal norms. The best proof of this is our 30-year guarantee.





Hilde Chambart
Quality Manager

Koramic Roofing Belgium

Managing Board and Management



Hans Tschuden



Wolfgang Reithofer

Wolfgang Reithofer
Chief Executive Officer
Responsible for strategy, investor relations and communications

Additional functions: Vice-Chairman of the Supervisory Board of ÖBB (Austrian Railways Corp.) and Immoeast Immobilien Anlagen AG

Biography: born 1948, married, 3 children

While working towards his Doctorate of Laws at the University of Vienna, he also attended courses in technical mathematics and business administration. After nine years as assistant to the Board and officer with Union Baugesellschaft and Österreichische Realitäten AG, he joined Wienerberger as an officer in 1981 with responsibility for personnel, legal affairs, controlling, and accounting. After only four years he was appointed to the Managing Board in 1985; he became Vice-Chairman in 1992 and CEO in May 2001.

Heimo Scheuch
Chief Operating Officer
Responsible for building materials Northwest Europe, corporate marketing including product management und Euro-lobbying

Additional functions: Member of the Executive Committee of the European Brick Association, Board member of the French and Belgian Brick Associations.

Biography: born 1966, married

After the completion of legal studies at the Universities of Vienna and Paris and studies at the Vienna University of Economics and Business Administration, the City of London Polytechnic and Ecole Superiéure de Commerce de Paris, he began his career with the legal firm Shook, Hardy & Bacon in Milan and London as a corporate finance specialist. In 1996 he joined Wienerberger AG as assistant to the Managing Board; in 1997 he transferred to the senior management of Terca Bricks in Belgium of which he became CEO in 1999. In May 2001 he was appointed to the Managing Board of Wienerberger AG as COO.

Hans Tschuden
Chief Financial Officer
Responsible for finance, treasury, IT, human resources, risk management, and corporate development as well as building materials USA and the Pipelife joint venture

Biography: born 1958, married, 2 children

Studies at the Vienna University of Economics and Business Administration and INSEAD in Paris. Started his career – after working in the accounting department of Ögussa and as assistant to the Managing Director of Heringrad – with Wienerberger in 1989 as controller. He then advanced to become Managing Director of Keramo Wienerberger in Belgium, Wienerberger pipe systems in Vienna and Steinzeug clay pipe sewage systems in Cologne. In 1999 he became a member of the Wienerberger Management Committee and joined the Managing Board of Wienerberger AG in May 2001 as CFO.



Heimo Scheuch



Johann Windisch

Johann Windisch, Chief Operating Officer
Responsible for building materials Central and Eastern Europe, Germany, Switzerland and Italy, the Bramac and Tondach Gleinstätten JVs, technology, engineering and procurement

Additional functions: Chairman of the Hollow Brick Product Group and member of the Executive Committee of the European Brick Association, President of the Austrian Association of Brick Producers, board member of the Croatian-Austrian Chamber of Commerce
Biography: born 1952, married, 2 children

After receiving his doctorate in Industrial Engineering and Management from the Technical University of Vienna and consulting work for Agiplan in Vienna, he joined Wienerberger in 1980 as assistant to the Managing Board. He assumed management of the controlling and accounting departments in 1983, and took over direction of the building construction area in 1987. He was then appointed to the Managing Board of Wienerberger Ziegelindustrie, where he became CEO in 1999. In May 2001 he was appointed to the Managing Board of Wienerberger AG as COO.

The Management Committee supports the Managing Board in the strategic and organizational development of the Wienerberger Group.

Top Executives

Johan van der Biest
Wienerberger Bricks N.V., Belgium

Dick Green
General Shale Bricks Inc., USA

Klaus Hoppe
Wienerberger Ziegelindustrie GmbH, Germany

Bert Jan Koekoek
Wienerberger Bricks B.V., Netherlands

Christian Schügerl
Wienerberger International N.V., Eastern Europe

Karl Thaller
Wienerberger International N.V., Eastern Europe

Willy van Riet
Wienerberger Northwest Europe (as of Apr. 1, 2004)

Corporate Services

Andrea Herbeck
General Secretary

Martin Kasa
Corporate Marketing

Thomas Leissing
Corporate Finance

Walter Linke
Corporate Engineering (as of Apr. 1, 2004)

Thomas Melzer
Corporate Communications

Moritz Stipsicz
Corporate Development

Report of the Supervisory Board

Meetings of the Supervisory Board

During the reporting year the Supervisory and Managing Boards held four meetings that included extensive discussions on the financial position and strategic development of the Group as well as major events, investments and programs. The Strategy Committee met five times, and the Personnel Committee twice. The Accounting Committee consulted the auditor in its discussion of the annual financial statements for 2002, which were conducted on March 25, 2003. Christian Dumolin, Vice-Chairman of the Supervisory Board, was able to attend only one meeting of the Supervisory Board in 2003.

Ongoing coordination

At all meetings the Managing Board provided the Supervisory Board with detailed information and also supplied regular written reports on the business and financial condition of the Group and its holdings as well as the personnel situation, capital expenditure and acquisition plans. Separate reports were prepared for special projects. In addition, the Chairman and Vice-Chairman of the Supervisory Board held regular individual conferences with the members of the Managing Board.

Growth and financing

During the reporting year, cooperation between the members of the Supervisory and Managing Boards were directed towards a wide variety of subjects. The focus of regular discussions was on the development of the new core business Roofing Systems and implementation of the profitable growth strategy. In this connection, the current financial situation of the Group and available financing alternatives to implement this strategy were evaluated. Given the Group's strong cash flows, the Supervisory Board considers the current gearing ratio of 75% to be solid and supports the continuation of the Wienerberger growth course. In connection with uncertainties over economic development and the weakness of the US dollar, the Supervisory Board analyzed the General Shale subsidiary and the strategy developed for the USA in detail, and granted its approval after extensive discussions with the Managing Board.

Development of shareholder structure

An important subject on the shareholder side was the transformation of Wienerberger into a pure free float company following the successful sale of shares by Koramic and Bank Austria Creditanstalt on February 17, 2004.

Corporate Governance

At a number of meetings, the Supervisory Board discussed the Austrian Corporate Governance Code and related changes to the rules of procedure for the Supervisory Board and Managing Board as well as necessary changes to the Company's articles of association. The related amendments were approved by the 134th Annual General Meeting, including the introduction of an age limit for nominations to the Supervisory Board and Managing Board, the extension of the notification period for the annual general meeting, and the approval of a stock option plan for members of the Managing Board. In addition, the members of the Supervisory Board confirmed their observance of the Issuer Compliance Regulations in writing, as requested.

Extension of Managing Board contracts

In a meeting on December 4, 2003 the Personnel Committee of the Supervisory Board extended the contracts for board members Heimo Scheuch, Hans Tschuden and Johann Windisch by five years to May 21, 2009. The contract for the Chief Executive Officer, Wolfgang Reithofer, is valid up to May 21, 2006 and was therefore not due for extension.



Friedrich Kadrnoska, Chairman of the Supervisory Board of Wienerberger AG

Unqualified opinion

The annual financial statements and review of operations of Wienerberger AG as well as the consolidated financial statements according to IFRS were audited by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and awarded an unqualified opinion. All documentation related to the annual financial statements, the recommendation of the Managing Board for the distribution of net profit and reports of the auditors were discussed in detail by the Accounting Committee and presented to the Supervisory Board. We examined this information in accordance with § 96 of the Austrian Stock Companies Act and agree with the results of the audit. The Supervisory Board has approved the annual financial statements, which are hereby ratified in accordance with § 125 Par. 2 of the Austrian Stock Companies Act. We also agree with the recommendation of the Managing Board for the use of retained earnings.

Reduction of shareholder representatives

In May 2003 Aloïs Michielsen, Chairman of the Board of Directors of Solvay SA, resigned from the Supervisory Board. In keeping with the intent of the Austrian Corporate Governance Code, a new member was not elected by the 134th Annual General Meeting and the number of shareholder representatives on the Supervisory Board was reduced to eight. Willy van Riet, member of the Managing Board of Koramic Building Products N.V., resigned from the Supervisory Board as of March 30, 2004. The Supervisory Board would like to thank its former members for their constructive cooperation.

Thanks to employees

The Supervisory Board would also like to express its gratitude to the management and, above all, the employees of the Wienerberger Group for their dedication and outstanding results in the past year.

Vienna, March 30, 2004
Friedrich Kadrnoska, Chairman

Members of the Supervisory Board

Shareholder representatives

Friedrich Kadrnoska, Chairman
Member of the Board of Directors of AVZ; Chairman of the Supervisory Boards of Wiener Börse AG and Österreichisches Verkehrsbüro AG, Supervisory Board member of Österreichische Kontrollbank AG and Investkredit Bank AG

Christian Dumolin, Vice-Chairman
Chairman of the Supervisory Board of Koramic Building Products N.V.; member of the Regents Board of the Belgian National Bank, Supervisory Board member of Solvus N.V. Anvers and Société Belge des Bétons S.A.

Rupert Hatschek
Managing Director of Rupertus Vermögensverwaltungs- und Beteiligungsges.m.b.H.; Supervisory Board member of Anglo Irish Bank (Austria) Kapitalanlagegesellschaft m.b.H. Vienna (Vice-Chairman), Maschinenfabrik KBA-Mödling AG and König & Bauer AG

Franz Lauer
Member of the Managing Board of Wiener Städtische Allgemeine Versicherung AG; Supervisory Board member of Flughafen Wien AG, Teerag Asdag AG and Visa-Service Kreditkarten AG

Harald Nograsek
Director of Investment Management at Bank Austria Creditanstalt AG; Supervisory Board member of Adria Bank AG, CA Versicherung AG and Union Versicherungs-AG

Karl Schmutzer
Managing Director of B&C Holding GmbH; Supervisory Board member of Lenzing AG (Chairman), Allg. Baugesellschaft – A. Porr AG (Vice-Chairman), Semperit AG and UBM Realitätenentwicklung AG

Jean Dominique Sturm
Entrepreneur

Employee representatives

Walter Arnez
Sales promotion for Semmelrock SB Baustoffindustrie GmbH

Claudia Krenn
Facility management at Wienerberger AG

Karl Sauer
Chairman of the Employees' Council and speaker of the European Employees' Council

Helmut Urban
Mechanic at brick plant Hennersdorf, Austria

Resigned

Aloïs Michielsen
(as of May 15, 2003)

Martin Schandl
(as of May 15, 2003)

Willy van Riet
(as of March 30, 2004)

Committees

Strategy and Personnel Committee
Friedrich Kadrnoska (Chairman)
Christian Dumolin
Karl Sauer

Substitute members of the Strategy Committee:
Harald Nograsek
Willy van Riet (until March 30, 2004)

Accounting Committee
Harald Nograsek (Chairman)
Willy Van Riet (until March 30, 2004)
Karl Sauer

Value Management

For years Wienerberger has followed a strategy to increase the value of the Company on a sustainable basis. Strict principles of good management and transparency as well as the continuous development of an efficient control system in the interest of all stakeholders form a key component of this policy. This corporate culture creates trust in the Group, and is therefore an essential element for the long-term creation of value.

Equal treatment for all shareholders

We give highest priority to the equal treatment and provision of comprehensive information to all shareholders. To prevent insider trading, we have issued a compliance code for the Wienerberger Group. It implements the provisions of the Issuer Compliance Regulations published by the Austrian Financial Market Authority, and also covers the members of the Supervisory Board. Compliance with these regulations is monitored on a continuous basis. The Wienerberger Compliance Code is also available for review on our Website under www.wienerberger.com.

Austrian Code

The introduction of the Austrian Corporate Governance Code in October 2002 represented an important step in a process to further improve the capital market orientation of corporate control. The basis for the Austrian Corporate Governance Code is formed by Austrian stock corporation, stock exchange and capital market law as well as the OECD guidelines for corporate governance. The Code provides a framework for corporate management and control. Key principles such as

- Equal treatment for all shareholders
- Transparency
- Open communication between the Managing Board and Supervisory Board
- Avoidance of conflicts of interest by bodies of the corporation
- Efficient control by the Supervisory Board and auditor

are designed to strengthen the trust of investors in the company and in Austria as a financial market. The Code exceeds legal requirements, and compliance is voluntary. Observance of the Code also means that the failure to meet C-Rules ("comply or explain") must be explained and announced. Companies should also confirm the implementation of the Code through regular evaluation by an external institution and publish the results of these audits.

Evaluation of Corporate Governance

Wienerberger was one of the first companies to declare its support for the Austrian Corporate Governance Code and commit to observance of its rules. We immediately took steps to meet the few regulations that were not put into practice at an earlier date. Our objective is not only to meet the minimum requirements of the Code, but to achieve broad-based transparency and strive for best practice. The implementation and correctness of our measures and public announcement was evaluated by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungesellschaft in keeping with the standards of the International Federation of Accountants for audits, and a report was issued that can be reviewed on our Website under www.wienerberger.com. The auditor's evaluation of compliance with the rules of the Code and the correctness of our announcement indicated that this public declaration of compliance with the Code is correct.

Supervisory Board and Managing Board

In keeping with the spirit of the Code the members of the Managing and Supervisory Boards, in particular through their chairmen, hold regular discussions on the strategic direction of the Company above and beyond discussions conducted during the meetings of the Supervisory Board. The Supervisory Board also exercises its consultative and control functions through committees according to the importance and special expertise required for specific issues: the entire Supervisory Board is responsible for decisions that involve subjects of fundamental importance or the strategic direction of the Company; the strategy committee is authorized to make decisions in urgent cases, to prepare decisions for the entire Supervisory Board, and to approve other transactions and measures that do not require the entire Supervisory Board's authorization. In preparation for the entire Supervisory Board, the accounting committee is responsible for questions related to the annual financial statements, audit of the Group, and accounting. In addition the accounting committee evaluates the independence of the auditing firm and its qualifications as verified by a peer review. The personnel committee is responsible for personnel issues concerning the members of the Managing Board, appointments to the Managing Board, and succession planning. A decrease in the number of shareholder representatives to seven also contributed to improving the efficiency of Supervisory Board activities.

Composition of Supervisory Board

The Supervisory Board of Wienerberger includes no former members of the Managing Board or key employees, and there are also no cross representations. No loans were granted to members of the Supervisory Board or Managing Board, and no agreements have been concluded with these persons. Information on contracts concluded with companies closely related to members of the Supervisory Board is provided on page 109. If the annual general meeting is scheduled to elect members to the Supervisory Board, personal information on the candidates is provided on a timely basis, at least three weeks in advance, on our Website.

Free float representatives

Following the sale of all shares held by Bank Austria Creditanstalt (BA-CA) and Koramic, Wienerberger no longer has a core shareholder. BA-CA holds a stake of only 17 %, which is tied to options on the exchangeable bond issued in December 2003. The Wienerberger Supervisory Board includes two private shareholders, Rupert Hatschek and Jean Dominique Sturm. The Code does not specify a procedure for the election of shareholder representatives.

Succession planning

In 2000 an assessment process was conducted for Wienerberger management based on a defined selection process and clear qualifications catalogue, as a prerequisite for choosing a new Board. This objective procedure led to an extension of Wolfgang Reithofer's term of office as well as the appointment of Heimo Scheuch, Hans Tschuden and Johann Windisch to the Managing Board. It also serves as the basis for succession planning to the Wienerberger Managing Board by the Supervisory Board.

Auditor's fee

KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft is the auditor of the annual financial statements and consolidated financial statements of Wienerberger AG. In addition to this function, KPMG is in some cases involved in tax and financial consulting for the Wienerberger Group through its global network of partner offices. In 2003 consulting fees charged by KPMG, excluding the audit of financial statements, totaled less than € 1 million for Wienerberger AG. Project-related contractual agreements for the provision of consulting services in 2004 exist with our subsidiaries in Germany, Poland and Great Britain.

Risk management and internal audit

A management letter prepared by the auditor as well as a report by this firm on the efficiency of risk management in the Wienerberger Group were presented to the Chairman of the Supervisory Board and discussed by this body. The risk analysis prepared together with an external consultant indicated that the risk situation and specific circumstances of the Wienerberger Group could not be optimized in a reasonable manner through the establishment of a traditional internal audit function in the form of a staff department. Therefore, internal control and audit activities are carried out as part of Group controlling, and evaluated by the auditor based on a questionnaire with a focus that varies each year. The Managing Board reports to the accounting committee once each year on planning as part of this control system and the most important results of control measures.

Annual General Meeting

In past years, the annual general meeting was convened at least three weeks before the date of the meeting. The 134th Annual General Meeting passed a resolution anchoring this obligation to timely announcement in the Company's articles of association.

15% discount excluded

At the Annual General Meeting on May 11, 2004, a motion will be made to amend the articles of association to exclude the 15% discount permitted by § 26 Par. 1 of the Austrian Corporate Takeover Act for the determination of a price for mandatory offers.

Directors' compensation and dealings

In the notes on pages 93 and 111, the Company provides information on the compensation paid to each member of the Wienerberger Managing Board as well as an overview of stock held by these persons. Regular reports on the purchase and sale of Wienerberger shares by members of the Managing Board and Supervisory Board are published on the Company's Website under Directors' Dealings.

Stock option plan

In keeping with the Corporate Governance Code, the 134th Annual General Meeting approved the current stock option plan for members of the Managing Board without change. No subsequent adjustments were made to the criteria or goals of the Wienerberger stock option plan. Detailed information on this plan is provided in the notes on page 110.

One share – one vote

Wienerberger AG has issued 65.3 million shares of common stock. There are no preferred shares or limitations on common shares. The principle "one share – one vote" therefore applies in full.

Implementation of the Code

Under consideration of the above-mentioned amendment to Article IV. 18 (internal audit) and an outstanding resolution by the Annual General Meeting for 2004 on the exclusion of a discount for the determination of a mandatory offer, Wienerberger meets all rules of the Austrian Corporate Governance Code, even those that have only recommendation character.

The Wienerberger Share

New momentum on stock markets

Supported by an improvement in economic indicators and rising corporate profits, international capital markets shifted to a steady upward trend after two meager years. The German DAX recorded strong growth of 37.1 % over the low prior year level. The English FT-SE 100 gained 13.6 % over the course of the year, while the Dow Jones Industrial reported a plus of 25.3 %. Vienna's ATX Index closed the third year in succession with excellent results in international comparison and a remarkable plus of 34.4 %. The development of the Austrian index was supported by successful privatizations, the Eastern European focus of many issuers, and an increase in liquidity from the newly created private pension plans.

Weak share price development during first six months

The development of the Wienerberger share varied during 2003. Over the first six months the share price moved sideward, temporarily falling to an annual low of € 14.76 in mid-March. The Wienerberger share was significantly outpaced by the ATX, but matched the European building materials index. In early May the share started an upturn, which was temporarily stopped in June by Koramic's offer to exchange its own shares for Wienerberger shares. Related fears of an overhang of Wienerberger shares slowed the performance of the stock, although good half-year results were already to be expected.

Rebound of stock in second half-year

Following the successful conclusion of the above-mentioned exchange offer in August, the price of the Wienerberger share showed good development during the second half of 2003 and rose continually to an annual high of € 21.60. Towards the end of the year growth kept pace with both the ATX and European building materials index, and the share closed 2003 at a price of € 21.18. After the successful placement of a three-year exchangeable bond for Wienerberger shares by Bank Austria Creditanstalt, our stock opened the new year with strong momentum and reached a level of € 26.50 at the beginning of February. It clearly outperformed the European building materials index. On February 17, Bank Austria Creditanstalt and Koramic sold their remaining syndicated and free holdings, or roughly 25 % of outstanding shares, to institutional investors at a price of € 24.50.



€ 27.20
€ 25.50
€ 23.80
€ 22.10
€ 20.40
€ 18.70
€ 17.00
€ 15.30
€ 13.60
01/03
02/03
03/03
04/03
05/03
06/03
07/03
08/03
09/03
10/03
11/03
12/03
01/04
02/04
Wienerberger AG
ATX – Austrian Traded Price Index
European Building Materials Index
(DJ Euro Stoxx TM Build Mats)

Key Data per Share		2001	2002	2003	Chg. in %
Free cash flow	in €	3.55	3.67	4.25	+16
Earnings/Loss	in €	-0.29	1.31	1.71	+31
Adjusted earnings [1]	in €	0.83	1.57	2.01	+28
Dividend	in €	0.60	0.66	0.77	+17
Equity	in €	14.83	15.05	15.21	+1
Share price high	in €	24.25	20.10	21.60	+7
Share price low	in €	13.85	11.20	14.76	+32
Share price at year-end	in €	15.75	16.95	21.18	+25
P/E Ratio high [2]		29.2	12.8	10.7	–
P/E Ratio low [2]		16.7	7.1	7.3	–
P/E Ratio at year-end [2]		19.0	10.8	10.5	–
Shares outstanding (weighted)	in 1,000	67,975	64,640	64,645	0
Market capitalization at year-end	in € mill.	1,093.9	1,106.5	1,382.6	+25
Average stock exchange sales/day	in € mill.	3.1	2.1	3.0	+43

1) Before amortization of goodwill, excluding non-recurring income and expenses
2) Based on adjusted earnings per share

With turnover totaling € 735.6 million (+44% over the prior year) or an average of 165,278 shares per day (purchases and sales, double-count method), the liquidity of the Wienerberger share improved significantly during 2003. As one of the top stocks in trading volume on the Vienna Exchange, it ranked sixth. During the fourth quarter, stock exchange turnover in our shares nearly quadrupled over the first six months to an average of € 6 million per day due to the withdrawal of Koramic and Bank Austria Creditanstalt. Over-the-counter sales totaled € 413.9 million in the prior year. On the Austrian Futures and Option Exchange (ÖTOB) 96,797 option contracts with a total volume of € 162.6 million were traded for Wienerberger stock.

Liquidity 2003



in € mill.
6
5
4
3
2
1
0
1.4
1.7
2.8
6.0
Q1
Q2
Q3
Q4

Avg. stock exchange turnover of Wienerberger share/day

In 2001 Wienerberger defined a dividend yield of 3.5 to 4% as a target. The outstanding results recorded in the prior year will allow a continuation of this policy. The Managing Board will therefore recommend that the Annual General Meeting approve payment of a € 0.77 dividend per share, for an increase of 17%. This represents a yield of roughly 4.5% at the average share price for 2003 and 3.6% at the year-end rate. The distribution will total € 49.8 million, for a payout ratio of 45%. Wienerberger also plans to distribute approximately 45% of net profit as dividends in the future, in order to offer shareholders an interesting minimum return on their invested capital.

Ownership Structure



Institutional investors 87%
Private shareholders 13%

Shareholder Structure

Wienerberger AG is listed with 65.3 million shares of zero par value common stock (bearer shares, no preferred or registered shares) in the Prime Market segment of the Vienna Stock Exchange. In the USA our shares are traded on the OTC market through a Sponsored ADR Level 1 Program of the Bank of New York. With market capitalization of € 1.4 billion and a weighting of 6.5% in the ATX at year-end, Wienerberger is one of the five largest listed companies in Austria.

Structure before exit of core shareholders


Luxemburg 6%
Other 14%
BA-CA syndicated 13%
Koramic syndicated 10%
BA-CA exchangeable bond 17%
Austria 25%
Great Britain 9%
USA 6%

Structure after exit of core shareholders


France 5%
Other 14%
BA-CA exchangeable bond 17%
Austria 25%
Great Britain 17%
USA 11%
Luxemburg 6%
Switzerland 5%

On February 17, 2004 Bank Austria Creditanstalt (BA-CA) and Koramic sold their entire syndicated and free holdings equal to 24.6% of Wienerberger shares to Austrian and international institutional investors. This step transformed Wienerberger into a pure free float company without a core shareholder, and an 83% component of free float. The remaining 17% of outstanding shares are tied to options on a three-year exchangeable bond issued by BA-CA in December 2003. These shares can also be considered as placed due to the € 24 exchange price. This broader free float has led to an increase in the index weighting of Wienerberger, and will generate additional demand for our shares.

The ownership structure of Wienerberger AG changed significantly following the withdrawal of the former large shareholders. The share of institutional investors rose from 74% in the prior year to 87%. In particular, the regional structure has become much more international. An analysis showed a substantial decline in the component of Austrian shareholders to 25%. The largest group of foreign investors is represented by Great Britain at 17%, followed by the USA at 11%. Substantial investments are also held in Luxemburg (6%), Switzerland and France (5% each). On January 27, 2004 Fidelity International Limited reported a holding of 3,288,897 Wienerberger shares. This 5.04% stake in Wienerberger AG is distributed among ten funds managed by Fidelity.

Investor Relations

The goal of our investor relations activities is to meet capital market expectations for transparency and provide shareholders with a true and fair view of the Wienerberger Group. Especially after our transformation into a pure free float company, we will intensify these efforts to guarantee full transparency, and thereby support an accurate market valuation of our stock. In October 2002 Wienerberger became one of the first Austrian companies to announce its compliance with the new Corporate Governance Code, which sets strict guidelines for management, control and transparency. In mid-October 2003 Wienerberger was recognized with the Austrian Stock Exchange Award for its professional investor relations work. In addition, we were ranked third in the area of corporate governance and annual reports. We view these awards as a responsibility to further improve our information policies and corporate governance in the future.

The Issuer Compliance Regulations announced by the Austrian Financial Market Authority require the simultaneous disclosure of company information with identical content. Wienerberger complies with this regulation in a consistent manner. Share price relevant announcements on our Company are provided to analysts, investors and the media concurrently. At the same time, this information is also placed on our Website, to give our private shareholders equal access to current information.

The routine duties of our investor relations department include road shows in Europe and the USA, conference calls, meetings with investors and analysts, and regular quarterly reporting. Increasing interest in our Company has led to a significant rise in investor contacts. The members of the Managing Board and investor relations department personally met over one hundred investors during the past year, and provided them with information on Wienerberger.

Our Website **www.wienerberger.com** was ranked number one among listed companies in Austria by the Austrian magazine "Industriemagazin". In addition to a wide range of information on our Company, Internet users can also find interim reports, company presentations, webcasts of the annual general meeting and press conferences, recordings of conference calls, analysts' earnings estimates, and a web-optimized online annual report.

Regular analyst coverage

As a result of this transparent information policy and our position as the world's largest producer of bricks, Wienerberger enjoys coverage by a large number of Austrian and international investment banks that monitor and analyze our performance on a regular basis. As of March 24, 2004 seven analysts gave the Wienerberger share a buy or overweight recommendation, while two advised holding the share.

Information on the Wienerberger Share

Investor Relations Officer:	Thomas Melzer
Shareholders' telephone:	+43 (1) 601 92-463
E-Mail:	investor@wienerberger.com
Internet:	www.wienerberger.com
Online Annual Report:	annualreport.wienerberger.com
Vienna Stock Exchange:	WIE
Reuters:	WBSV.VI
Bloomberg:	WIE AV
Datastream:	O: WNBA
ADR Level 1:	WBRBY
ISIN:	AT0000831706



Koos van Mourik
Raw Materials Manager

Wienerberger Holland



His passion:

The power of nature, which inspires him from day to day again.

The project: "Living rivers"

Together with his team, Koos ensures that the original riverbeds are restored through clay mining in the floodlands.

In cooperation with the WWF, Wienerberger creates 10 to 15 hectares of new floodplains with unique flora and fauna every year. These wetlands serve not only as recreational area for residents, but also as protection against flooding.


AKERMAN

Annual Highlights

January 2003

- Development of a second strategic core business "Roofing Systems" through the acquisition of 50% in Koramic Roofing.
- Acquisition of Tata clay roof tile plant in Hungary by Tondach Gleinstätten.
- Start of European image campaign for bricks.





March 2003

- First online annual report (http://annualreport.wienerberger.com).

May 2003

- 134th Annual General Meeting in Vienna's Palais Ferstel.
- Start of operations at new Pont de Vaux hollow brick plant in France.





June 2003

- Placement of a € 300 million syndicated term loan to optimize the financing structure.
- First rating by Standard & Poor's "BBB-/positive outlook".
- Purchase of the Gliwice paver plant by Semmelrock in Poland.
- Start-up of the Honoratka lintel and girder plant in Poland.

July 2003

- Acquisition of Swenden with two hollow brick plants in Belgium.





August 2003

- Public offering for the exchange of Koramic for Wienerberger shares successfully concluded. Koramic stake reduced to 10%, free float rises to approx. 63%.
- Purchase of the Pragersko hollow brick plant in Slovenia.

Wienerberger shareholders' day in Sopron, Hungary.

Wienerberger is honored for the third best annual report in Austria by the business magazine "Trend".

September 2003



Wienerberger receives the WWF Panda Award for its support of the Ramsar Center.

November 2003



The business magazine "Industriemagazin" ranks the Wienerberger website as the best among Austrian listed companies.

January 2004



The Wienerberger share is included in the Dow Jones STOXX 600 Index.

March 2004



October 2003

Wienerberger receives the Stock Exchange Award, the most important Austrian IR prize, and is ranked third in the category corporate governance.

Wienerberger investors and analysts conference in Kortrijk, Belgium.

Acquitision of a majority stake in a hollow brick plant in Terni, Italy.

Start of operations at the new Gura Ocnitei hollow brick plant in Romania.

Sale of the 50% stake in Steinzeug to the ANC Foundation.

Division of the Alwa joint venture.

Acquisition of Potisje Kanjize in Serbia by Tondach Gleinstätten.


WWF

December 2003

Contracts for Wienerberger Managing Board members Scheuch, Tschuden and Windisch extended to May 2009.

Placement of a 3-year exchangeable bond by Bank Austria-Creditanstalt for 17% of outstanding Wienerberger shares.

Start of operations at the new facing brick plant in Rome, Georgia (USA).

Purchase of Sibiu clay roof tile plant in Romania by Tondach Gleinstätten.



February 2004

Bank Austria Creditanstalt and Koramic sell all free and syndicated Wienerberger shares for a total of 24.6%. Wienerberger is the first Austrian "Blue Chip" to become a pure free float company.

Acquisition of the Sibiu hollow brick plant in Romania.

Acquisition of Trost hollow brick activities with 2 plants in Germany.

The Economy

Weakness in the euro zone

The euro zone was characterized by a weak economy throughout 2003. After 0.9 % in 2002 GDP growth fell to only 0.4 %, primarily due to a lack of momentum in Germany. The European Central Bank therefore reduced interest rates from 2.75 to 2.0 % in two steps. Following stagnation during the first six months, signs of a modest recovery appeared during the third and fourth quarters. Although inflationary pressure remained low at 1.9 %, the unemployment rate rose to 9.6 %. Government deficits continued to rise, whereby Germany and France violated EU criteria with deficits of 4 %.

Expansive US economic policies

In contrast to the European Union the USA demonstrated clear economic recovery with GDP growth of 3.1 %, which resulted chiefly from highly expansive economic policies. The US Federal Reserve again cut interest rates by 0.25 percentage points to 1 %, in order to safeguard the economic upturn. However rising budget and current account deficits increased pressure on the US dollar, which lost 16 % on average compared to the euro.

EU accession of the Reform Countries

The Reform Countries of Eastern Europe again outpaced Western Europe. While GDP growth slowed slightly in Hungary (2.8 %) and Slovakia (4.1 %), the Czech Republic (2.9 %) and above all Poland (3.6 %) recorded noticeable improvement. Against the backdrop of the coming accession to the EU, developments in the public sector were criticized. Negative highlights include an increase in the deficit to 6.0 % of nominal GDP in Poland and to 6.8 % in the Czech Republic. Poland and Hungary were faced with a major decline in their currencies versus the euro because of these high deficits.

Stagnation in the construction industry

The construction industry in Western Europe was again unable to match general economic development. Downturns in Germany, France, Holland, Belgium, Portugal and Austria led to a total decline of 0.2 %. Growth of 0.9 % in renovation and 1.4 % in civil engineering was contrasted by a decline of 0.3 % in new residential construction. The commercial sector showed even more disappointing results, with construction falling 3.3 % below the prior year level.

Record housing starts in the USA

In Eastern Europe, construction volume declined by a total of 0.6 % due to the heavy negative weighting of Poland. The remaining countries, above all Hungary and the Czech Republic, recorded in part significant growth. Hungary and the Czech Republic also reported strong development in new residential construction. In the USA housing starts again served as the motor for economic growth, rising to a record level of 1.8 million units supported by low interest rates.

Conditions in 2004

In 2004 housing starts are expected to stagnate in Western Europe, while renovation is forecasted to show modest growth. For Eastern Europe we expect notably better development than in the west, in part because of increasing prosperity and pent-up demand for quality housing. In the USA housing starts are forecasted to decline slightly from the current high level to 1.7 million. Population growth and favorable mortgage rates will provide sufficient support for strong residential construction activity.

Construction volume Western Europe	2001	2002	2003e	2004e	2005e
Austria	-2.0	-0.5	1.7	1.9	2.0
Belgium	0.1	-5.1	-0.8	2.3	6.3
Denmark	-4.7	-5.9	-3.6	-0.3	1.1
Finland	0.0	-1.0	0.2	2.2	3.9
France	1.4	-1.0	-1.4	0.1	0.3
Germany	-1.6	2.0	-1.8	1.9	1.9
Great Britain	3.6	8.0	4.4	3.3	3.2
Italy	4.8	1.7	0.8	0.2	-0.8
Netherlands	2.0	-3.1	-3.0	0.0	2.5
Norway	0.2	4.2	-0.9	1.0	-0.9
Portugal	3.0	-2.6	-9.8	-6.7	2.0
Spain	6.0	4.8	4.0	2.6	2.1
Sweden	2.2	-1.8	-0.3	3.1	2.8
Switzerland	-2.9	2.1	-2.0	-0.6	-1.3
Western Europe	**1.0**	**0.2**	**-0.2**	**0.8**	**1.3**

Construction volume Eastern Europe	2001	2002	2003e	2004e	2005e
Czech Republic	9.6	2.5	4.6	4.7	4.6
Hungary	7.2	13.3	4.6	7.0	8.7
Poland	-6.2	-6.6	-4.6	3.3	10.7
Slovakia	1.7	3.4	2.1	2.4	2.7
Eastern Europe	**-0.8**	**-1.1**	**-0.6**	**4.3**	**8.5**

Construction volume North America	2001	2002	2003e	2004e	2005e
USA	2.9	1.0	4.3	-3.8	-2.8

New Residential Construction


Change in %
15
10
5
0
-5
-10
3.7
8.6
10.5
6.0
-0.3
-1.0
-1.8
-2.6
-1.7
-1.0
-4.9
-1.1
-2.9
-3.0
-1.5
01
02
03e
04e
05e

Housing Renovation


Change in %
18
15
12
9
6
3
0
-3
-6
18.7
8.4
10.4
6.8
4.2
0.3
0.9
1.0
1.4
1.9
-0.1
0.3
-2.8
-3.8
-5.4
01
02
03e
04e
05e

■ *Western Europe*
□ *Eastern Europe*
USA

Sources: Euroconstruct December 2003, U.S. Census Bureau, U.S. Department of Commerce, own calculations
Notes: figures show real changes in values in %; e = expected

Earnings Position

Revenues by Region


USA 15%
Asia 1%
Austria 8%
Germany 14%
Benelux 19%
France 7%
Eastern Europe 22%
Other Europe 14%

In 2003 Wienerberger again recorded outstanding results. This development was supported by a number of profitable growth steps, continuous optimization of all our activities and a positive market environment throughout Eastern Europe.

Group revenues increased 10% over the prior year to € 1,826.9 million, whereby € 116.3 million of this amount was generated by the initial consolidation of Koramic Roofing and one brick plant each in Italy and Slovenia. After adjustment for these acquisitions, organic growth totaled 4% and resulted primarily from a substantial rise in sales volumes across Central and Eastern Europe as well as higher prices in selected regions of Western Europe. Negative foreign exchange effects, above all from the US dollar and Polish zloty, reduced Group revenues by a total of € 86.7 million.

Brick activities in Hungary, the Czech Republic and Slovakia reported strong growth in revenues, and first signs of recovery in the Austrian construction industry also appeared during the second half-year. The Polish brick business improved during the last two quarters but, like Hungary, was also affected by foreign exchange factors. The Semmelrock Group also recorded higher revenues following the expansion of its concrete paver activities in Eastern Europe. In Western Europe Germany, Italy and Belgium showed good development. Holland profited in a weak market environment from the integration of the former Hanson activities. Our US subsidiary General Shale generated a 9% increase in local currency revenues, supported by growth in sales volumes. However, the 16% drop in the value of the dollar led to a 9% decline in revenues on a euro basis.

Revenues by Segment


Roofing Systems 13%
Investments and Other 18%
Bricks Central and Eastern Europe 20%
Bricks Western Europe 35%
Bricks USA 14%

Revenues in the Roofing Systems segment showed particularly good development. This growth resulted from the initial consolidation of Koramic Roofing as well as strong expansion in the Bramac concrete roof tile business. Revenues at Koramic Roofing surpassed expectations with the exception of Germany, whereby significantly higher sales volumes were recorded in Poland. Bramac was again able to increase revenues in the Czech Republic and Hungary as a result of new products and stronger market positions. In the Investments and Other segment, the 50% stake in Steinzeug was sold and deconsolidated as of September 30. Pipelife registered sizeable revenue declines in Western Europe, Asia and the USA because of lower sales volumes, while its plastic pipe activities in Northern and Eastern Europe reported acceptable results.

Group EBITDA rose by € 47.3 million or 16% to € 349.9 million. These results were achieved in spite of foreign exchange charges of € 17.3 million, primarily from the US dollar and Polish zloty. The cornerstone of this positive development was profitable growth through projects and ongoing cost optimization. As a consequence, the Group EBITDA margin increased from 18.3 to 19.2% and even from 20.4 to 22.2% in our core business. The largest growth in EBITDA was recorded by the Roofing Systems segment with a plus of € 32.6 million to 54.6 million. Koramic Roofing exceeded forecasts in Belgium, Holland, France and Poland. Only the German clay roof tile activities registered a loss, which was caused by market developments and the small size of the business. Switzerland was again able to improve earnings and has moved significantly closer to internal profitability targets. For Bramac, notably higher sales volumes in the Czech Republic and Hungary led to a substantial rise in EBITDA over the prior year.

Profitable growth in Eastern Europe

The growth markets in the Bricks Central and Eastern Europe segment generated a 14% increase in EBITDA to € 108.0 million. Earnings growth was highest in Hungary, the Czech Republic, Poland and Slovakia, but Austria and Semmelrock were also able to report positive development.

High earnings growth in Western Europe

EBITDA in the Bricks Western Europe segment rose 23% to € 121.3 million due to slight easing on the German market, continued high level of activity in Italy and the full year consolidation of the former Hanson activities. Exports to Great Britain again made an important contribution to earnings. Operating declines were only recorded in Scandinavia. EBITDA in the Bricks USA segment fell 17% to € 49.1 million, primarily because of foreign exchange effects. Rising energy prices and costs of idle capacity in the first quarter were offset by higher sales volumes.

Pipelife weak

The Investments and Other segment showed unsatisfactory results for the reporting year with 39% lower EBITDA of € 16.9 million. The Pipelife joint venture registered sizeable declines in earnings as a result of lower sales volumes and margins in Western Europe, Asia and the USA. These negative factors were only partly offset by the optimization of fixed costs and higher earnings in Eastern Europe. The Steinzeug joint venture recorded higher earnings as a result of price increases; this holding was sold and deconsolidated as of September 30.

Profit after tax +32%

Development of Earnings	2002	Disposals	Purchases[1]	Organic[2]	2003
	in € mill.	*in € mill.*	*in € mill.*	*in € mill.*	*in € mill.*
Revenues	1,653.7	-12.9	116.3	69.8	1,826.9
EBITDA	302.6	-1.4	26.7	22.0	349.9
EBIT	151.6	0.0	8.8	29.8	190.2
Non-recurring income/expenses	0.3	0.0	0.0	-0.3	0.0
Financial results[3]	-32.4	0.3	-8.0	4.2	-35.9
Profit before tax	119.5	0.3	0.7	33.8	154.3
Profit after tax	85.9	0.5	-2.1	28.8	113.1

1) Effects of companies acquired in 2003
2) Including negative foreign exchange differences
3) Including results of companies consolidated at-equity

Organic EBITDA growth of 7%

EBITDA increased € 26.7 million from initial consolidations, which involved the acquisition of a 50% stake in Koramic Roofing, the Italian Terni brick plant and a brick plant in Slovenia. After adjustment for these effects, organic EBITDA growth totaled 7%. Operating results include € 4.6 million of book gains from € 35 million of proceeds on the sale of non-operating real estate. In contrast, non-recurring expenses for plant shutdowns were recorded by Pipelife in France. In October the Alwa joint venture was dissolved, whereby Wienerberger received assets with a corresponding value in exchange for its stake in the company.

EBITDA +21 % in core business

EBITDA	2002[1]	2003	Change
	in € mill.	*in € mill.*	*in %*
Bricks Central and Eastern Europe	94.9	108.0	+14
Bricks Western Europe	98.8	121.3	+23
Bricks USA	59.0	49.1	-17
Bricks	**252.7**	**278.4**	**+10**
Roofing Systems	22.0	54.6	+148
Core Business	**274.7**	**333.0**	**+21**
Investments and Other	27.9	16.9	-39
Wienerberger Group	**302.6**	**349.9**	**+16**

1) Operating, adjusted for non-recurring income and expenses

EBITDA margin improves

Profitability Ratios for Bricks and Roofing Systems	2002	2003
	in %	*in %*
Gross profit on revenues	34.8	35.9
Administrative expenses as a % of revenues	4.6	4.7
Sales expenses as a % of revenues	18.0	17.8
EBITDA margin	20.4	22.2

Operating depreciation (excluding the amortization of goodwill) declined to 7.7% of revenues because of an improvement in capacity utilization (2002: 8.1%). This value, which is high in international comparison, is a consequence of our active investment policy in recent years as well as an indicator of the capital-intensive nature of our business and technical potential of the Wienerberger Group. Consequently EBIT rose even higher than EBITDA, increasing by 25% to € 190.2 million. The number of employees grew 7% to 12,237 as a result of acquisitions and new plant construction.

Income Statement	2002	2003	Change
	in € mill.	*in € mill.*	*in %*
Revenues	1,653.7	1,826.9	+10
Cost of goods sold	-1,103.2	-1,198.0	-9
Selling and administrative expenses[1]	-391.1	-427.3	-9
Other operating expenses	-46.3	-44.7	+3
Other operating income	55.9	53.0	-5
Amortization of goodwill	-17.3	-19.7	-14
Operating EBIT	**151.6**	**190.2**	**+25**
Non-recurring result	0.3	0.0	-100
Operating profit	**151.9**	**190.2**	**+25**
Financial results[2]	-32.4	-35.9	-11
Profit before tax	**119.5**	**154.3**	**+29**
Taxes	-33.6	-41.1	-22
Profit after tax	**85.9**	**113.1**	**+32**

1) Including transportation expenses
2) Including results of companies consolidated at-equity

Financial results (incl. companies consolidated at equity) declined by 11% to € -35.9 million because of higher net debt related to acquisitions and lower income from investments. Net interest expense of € -35.8 million remained 3% below the prior year value. Interest cover (ratio of EBIT to net financing costs) reached 5.3 and the ratio of net debt to EBITDA was 2.1. The tax rate was virtually unchanged at 27% (2002: 28%).

The growth in operating earnings led to an improvement in profit after tax from € 85.9 to 113.1 million. Earnings per share rose 31% to € 1.71. Adjusted earnings per share (before the amortization of goodwill) rose 28% to € 2.01.

Earnings per Share


in €
2,5
2,0
1,5
1,0
0,5
0,0
-0.29
0.83
1.31
1.57
1.71
2.01
2001
2002
2003
Reported
Adjusted

Asset and Financial Position

The balance sheet total rose 10% to € 2,548.5 million over the prior year level, primarily as a result of acquisitions. The balance sheet structure of the Wienerberger Group is typical for the industry, and is characterized by a high fixed asset component and above-average long-term financing.

Plant, property and equipment equaled 63% of total assets, and showed little change from the previous year. During the 2003 Business Year a total of € 82.3 million was spent on replacement, rationalization, expansion and environmental investments. This amount equals 51% of depreciation. Expenditures for the acquisition of companies as well as new plant construction and revitalization reached € 310.4 million, chiefly due to the purchase of a 50% stake in Koramic Roofing. In addition to depreciation, foreign currency devaluations were a major reason for the decline in non-current assets. Tangible fixed assets exceeded the prior year value by € 63.5 million, and comprised 72% of capital employed.

Inventories as shown on the balance sheet totaled € 348.4 million (2002: € 370.2 mill.), and were higher at year-end than during the year for seasonal reasons. In spite of the increase in inventories triggered by acquisitions, stocks of finished goods remained below the prior year level. Average outstanding trade receivables declined by one day to 33 days in 2003. Average outstanding trade payables also declined to 24 days in 2003 (2002: 27 days). Working capital (inventories + trade receivables – trade payables) totaled 24% (2002: 27%) of capital employed and had a turnover of 79 days (2002: 87 days). Liquidity, which is comprised of cash on hand, deposits with banks and current securities, rose by € 20.1 to 188.8 million.


2.55
2.32
2.32
2.55
Fixed and financial assets
Equity and minority interest
63 %
63 %
42%
39 %
Provisions
12 %
13 %
Financial liabilities
Inventories
14 %
16 %
35 %
39 %
Other current assets
23 %
21 %
10 %
10 %
Other liabilities
03
02
02
03
Assets
Equity and Liabilities

Development of balance sheet structure in € bill.

Term structure of financial liabilities


1 – 5 Years 51%
< 1 Year 29%
> 5 Years 20%

Financial liabilities by currency


USD 24%
CHF 7%
CZK 2%
Other 2%
EUR 65%

Group equity including minority interest rose to € 983.0 million (2002: € 973.1 mill.). The increase triggered by positive earnings of € 113.1 million was contrasted by a dividend payment of € 42.7 million and € -66.6 million of currency translation adjustments and foreign exchange hedges. The increase in the balance sheet total as a result of acquisitions led to a decrease in the equity ratio (incl. minority interests) from 42 to 39 %. As of the balance sheet date, equity covered 61 % of fixed and financial assets.

Provisions of € 307.0 million, or 12 % of the balance sheet total, increased 6 % following the initial consolidation of companies. In addition to provisions of € 93.0 million for deferred taxes, provisions totaling € 97.9 million are long-term in nature. Since Wienerberger has only a limited number of pension agreements, provisions for such items are of lesser importance as a source of long-term financing.

Interest-bearing loans (financial liabilities) rose € 186.9 to 1,000.8 million. Of total financial liabilities, 71 % (2002: 62 %) are long-term and 29 % (2002: 38 %) are short-term in nature. The share of long-term liabilities increased by 9 percentage points, and the refinancing profile was smoothed. After the inclusion of interest rate hedges, which were concluded at historically low levels, fixed interest loans comprise 65 % of the portfolio and variable interest loans 35 %. The major part of financing is denominated in euro. Cross currency swaps turn euro in US dollar financing that equals the net exposure in US dollars.

As of 31.12.2003 net debt totaled € 739.0 million, which represents an increase of 19 % over the prior year value of € 618.5 million.

Net Debt	**2002**	**2003**	**Change**
	in € mill.	*in € mill.*	*in %*
Interest-bearing loans	813.9	1,000.8	+23
Liabilities arising from finance leases	8.1	32.1	>100
+ Intercompany balance of receivables and payables from financing activities[1]	-34.8	-105.1	>100
- Marketable securities	-66.9	-51.2	-23
- Cash	-101.8	-137.6	+35
Net debt	**618.5**	**739.0**	**+19**

1) Excluding trade receivables and trade payables

Capital expenditure, acquisitions and dividend payments led to an increase of € 437.6 million in net debt, while cash flow and working capital changes reduced this figure by € 317.1 million. Net debt of € 572.2 million was related to majority holdings and € 211.8 million to joint ventures consolidated under the proportional method (roofing and pipe investments). Gearing rose to 75.2 % from 63.6 % in the prior year, and remained significantly below the budgeted value because of successful investment and working capital management. Long-term financing such as equity, minority interest, long-term provisions, and long-term liabilities covered 121 % of fixed and financial assets at year-end (2002: 115 %).

Development of Net Debt


800
700
600
400
300
200
100
0
618.5
-244.4
+392.6
-22.6
+42.7
-47.8
739.0
Gearing 63.6%
Gearing 75.2%
Net debt 31.12.2002
Gross cash flow
Capex and aquisitions
Business disposals
Dividend
Changes in working capital and other
Net debt 31.12.2003

Balance Sheet Development	2002	Disposals	Purchases[1]	Organic[2]	2003
	in € mill.	*in € mill.*	*in € mill.*	*in € mill.*	*in € mill.*
Fixed and financial assets	1,460.9	-28.1	270.8	-101.7	1,601.9
Inventories	370.2	-11.3	33.3	-43.8	348.4
Other current assets	491.1	9.5	-201.4	299.0	598.2
Balance sheet total	**2,322.2**	**-29.9**	**102.7**	**153.5**	**2,548.5**
Equity and minority interest	973.1	0.0	0.0	9.9	983.0
Provisions	310.1	-11.0	19.5	-11.6	307.0
Liabilities	1,039.0	-18.9	83.2	155.3	1,258.5

1) Effects of companies acquired in 2003
2) Including foreign exchange differences

Sizeable reduction in working capital

Growth through the acquisition of Koramic Roofing, the Terni brick plant and a brick plant in Slovenia led to an increase of € 102.7 million in the balance sheet total. The organic change in the volume of business and negative foreign currency effects, above all from the USA and Poland, led to an organic change of € 153.5 million in the balance sheet total.

Balance Sheet Ratios		2002	2003
Capital employed	*in € mill.*	1,508.7	1,635.4
Net debt	*in € mill.*	618.5	739.0
Equity ratio	*in %*	41.9	38.6
Gearing	*in %*	63.6	75.2
Asset coverage	*in %*	66.6	61.4
Working capital to revenues	*in %*	24.2	21.6

Cash Flow

The expansion of business through acquisitions and improvement in operating earnings supported an increase of 21% in gross cash flow to € 244.4 million. Together with cash flows generated by working capital measures, cash flow from operating activities reached a level of € 298.8 million (2002: € 246.9 mill.).

Strong free cash flow

Negative cash flow from investing activities increased to € -334.6 million, primarily because of the Koramic Roofing acquisition. A total of € 82.3 million was spent for replacement, expansion, rationalization and environmental investments (maintenance capex), while € 310.4 million was directed to the acquisition of companies and the new construction or revitalization of plants (growth investments). Free cash flow (cash flow from operating activities less cash flow from investing activities plus growth investments) of € 274.6 million (2002: € 237.3 mill.) forms the basis for strong, internally financed growth at Wienerberger.

Of total cash flow from financing activities, € 42.7 million was used to finance the € 0.66 dividend for the 2002 Business Year. Cash flows totaling € 119.0 million from the change in fixed-interest loans resulted from an increase in borrowings, in particular from the placement of a syndicated loan.

Statement of Cash Flows	2002	2003
	in € mill.	*in € mill.*
Cash flow from operating activities	**246.9**	**298.8**
Maintenance capex	-70.8	-82.3
Growth investments	-110.5	-310.4
Divestments and others	61.2	58.1
Cash flow from investing activities	**-120.1**	**-334.6**
Cash flow from financing activities	**-150.6**	**74.6**
Change in cash and cash at bank	-23.8	38.8
Cash and cash at bank at the end of the period	101.8	137.7

Capital Expenditure and Acquisitions

Largest acquisition: Koramic Roofing

Capital expenditure and acquisitions totaled € 392.6 million (2002: € 181.3 mill.). Of this amount, € 310.4 million were related to the acquisition of plants and investments in other companies, new plant construction and revitalizations (growth investments). Replacement, expansion, rationalization and environmental investments (maintenance capex) totaled € 82.3 million or 51% of depreciation for the year. Investments in tangible fixed assets are related to the following asset groups: land and buildings at € 69.5 million, machinery and equipment at € 164.8 million, fixtures, fittings and office equipment at € 12.7 million, and construction in progress at € 45.2 million. Of the additions to tangible fixed assets, € 117.0 million are related to the acquisition of a 50% stake in Koramic Roofing.

High investments in 2003

Capital Expenditure[1] and Acquisitions[2]	2002	2003	Change
	in € mill.	*in € mill.*	*in %*
Bricks Central and Eastern Europe	33.7	28.0	-17
Bricks Western Europe	94.8	86.1	-9
Bricks USA	17.9	34.5	+93
Bricks	**146.4**	**148.6**	**+2**
Roofing Systems	3.3	228.7	>100
Core Business	**149.7**	**377.3**	**+152**
Investments and Other	31.6	15.3	-52
Wienerberger Group	**181.3**	**392.6**	**+117**

1) Additions to tangible and intangible assets
2) Including working capital

Development of Non-Current Assets	Intangible	Tangible	Financial	Total
	in € mill.	in € mill.	in € mill.	in € mill.
31.12.2002	**268.0**	**1,110.0**	**82.9**	**1,460.9**
Capital expenditure [1]	3.8	154.9	10.6	169.3
Changes in consolidation range	125.7	116.3	-1.6	240.4
Amortization and depreciation	-22.8	-136.8	-0.3	-159.9
Sale	-3.6	-40.8	-6.4	-50.8
Currency translation and other	-29.3	-30.1	1.4	-58.0
31.12.2003	**341.8**	**1,173.5**	**86.6**	**1,601.9**

1) Additions as per schedule of fixed and financial assets

Assets +10%

Wienerberger Value Management

Internal core ratio CFROI

Growth in the value of Wienerberger is the foundation of our corporate strategy. For internal operating management, we calculate a cash-based pre-tax return for all levels of the Group. The key ratios are cash flow return on investment (CFROI = EBITDA/historical capital employed at acquisition cost) and CVA (cash value added).

Comparison of operating segments

The CFROI model allows us to compare the various segments of the Group, independent of the age structure of their plants. For all segments we have established a minimum sustainable CFROI target of 12% (= hurdle rate), after adjustment for non-recurring income and expenses. CVA is calculated based on the CFROI of the individual segments compared to a hurdle rate of 12% (10% pre-tax WACC + 2% economic depreciation), which is then multiplied by capital employed at acquisition cost. CVA shows the operating cash value added by the individual segments.

CFROI over hurdle rate of 12%

Calculation of Group CFROI		2002 [1]	2003
EBITDA	in € mill.	**302.6**	**349.9**
Capital employed	in € mill.	1,508.7	1,635.4
Accumulated depreciation	in € mill.	1,508.7	1,255.4
Historical capital employed	in € mill.	**3,017.4**	**2,890.8**
CFROI	in %	**10.0**	**12.1**

1) Adjusted for non-recurring income and expenses

Strong growth in profitability of core business

CFROI by Segment	EBITDA	Historical CE	CFROI	CVA
	in € mill.	in € mill.	in %	in € mill.
Bricks Central and Eastern Europe	108.0	553.8	19.5	41.6
Bricks Western Europe	121.3	1,184.5	10.2	-20.9
Bricks USA	49.1	430.8	11.4	-2.6
Bricks	**278.4**	**2,169.1**	**12.8**	**18.1**
Roofing Systems	54.6	421.9	13.0	4.0
Core Business	**333.0**	**2,590.9**	**12.9**	**22.1**
Investments and Other [1]	16.9	299.9	5.5	-19.4
Wienerberger Group	**349.9**	**2,890.8**	**12.1**	**3.0**

1) Including holding company costs

The strong growth in EBITDA combined with a decrease in historical capital employed supported a significant increase in CFROI to 12.1% (2002: 10.0%). CFROI of 19.5% in Bricks Central and Eastern Europe substantially exceeded the target of 12%. With CFROI of 13% Roofing Systems exceeded the internal hurdle rate, while Bricks USA came close to this target with 11.4%. Only Bricks Western Europe and Investments and Other (incl. holding company costs) failed to meet the target in the previous year.

ROCE at the Group level

At Group level, we also calculate return on capital employed (ROCE). This indicator is computed by comparing net operating profit after tax (NOPAT) to capital employed for the entire Group. This ratio indicates the extent to which Wienerberger meets the yield required by investors. The average cost of capital for the Group is based on the minimum yield expected by investors for funds they provide in the form of equity and debt. The weighted average cost of capital (WACC) is determined by adding an appropriate risk premium for stock investments to the actual cost of debt for Wienerberger. The post-tax WACC remained unchanged at 7% for the reporting year.

EVA rises to € 22.4 million

Net operating profit after tax (NOPAT) rose 28% to € 136.9 million in 2003. Despite the acquisition of Koramic Roofing, capital employed increased by a significantly lower proportion to € 1,635.4 million (+8%). This was the result of intensified measures to manage working capital as well as maintenance capex that remained substantially below depreciation. Moreover, the devaluation of the US dollar and Polish zloty triggered a reduction in the relevant book values. ROCE equaled 8.4% (2002: 7.1%), and resulted in EVA® of € 22.4 million.

Clear improvement in ROCE

Calculation of Group ROCE		**2002**	**2003**
EBIT	*in € mill.*	151.6 [1]	190.2
Taxes	*in € mill.*	-33.6	-41.1
Adjusted taxes	*in € mill.*	-11.0	-12.2
NOPAT	*in € mill.*	**107.0**	**136.9**
Equity and minority interest	*in € mill.*	973.1	983.0
Interest-bearing debt [2]	*in € mill.*	787.2	927.8
Liquid funds and financial assets	*in € mill.*	-251.6	-275.4
Capital Employed	*in € mill.*	**1,508.7**	**1,635.4**
ROCE	*in %*	**7.1** [1]	**8.4**

1) Adjusted for non-recurring income and expenses
2) Including inter-company balances and financial lease obligations

Positive CVA of € 3 million

Value Ratios		**2002** [1]	**2003**
ROCE	*in %*	7.1	8.4
EVA ® [2]	*in € mill.*	1.4	22.4
CFROI	*in %*	10.0	12.1
CVA	*in € mill.*	-59.5	3.0
Adjusted earnings per share [3]	*in €*	1.57	2.01
Gearing	*in %*	63.6	75.2
Free cash flow	*in € mill.*	237.3	274.6

1) Adjusted for non-recurring income and expenses
2) EVA is a registered brand name of Stern Stewart & Co.
3) Before amortization of goodwill and excluding non-recurring income and expenses

International financing

In early 2003 Wienerberger concluded an agreement with an international bank consortium for a syndicated term loan of € 300 million to be used as financing for the Koramic Roofing acquisition. This new instrument for the Company not only provided long-term financing for the Koramic acquisition, but also increased the internationalization of our bank structure and diversified available financing sources.

Investment grade rating

A further step in the realization of this goal was the initial rating by Standard & Poor's, which resulted in an investment grade rating of "BBB-/Positive Outlook" and thereby confirmed the good credit standing of the Wienerberger Group. This external valuation has expanded our range of financing options on international capital markets and further reduced our dependence on banks.

Financial risk management and credit portfolio

In addition to the development of new financing sources, the activities of Group Treasury focused on the management of financial risk in the Group and the structuring of the credit portfolio. This resulted in the hedging of translation risk for the Group to a large extent. In order to moderate the effects of currency translation differences on Group equity, we used foreign currency swaps und financing in other currencies to substantially lower our exchange rate risk in US dollars, Swiss francs and Czech crowns. We increased the long-term component of debt significantly in order to optimize our credit portfolio, whereby we will adhere to the 66% limit proscribed by our Treasury Guidelines on a sustainable basis. Attractive interest rate levels allowed us to notably exceed the defined 50% standard for fixed-interest loans, and also secure this level for the coming years.

Information on the current structure of the Wienerberger credit portfolio with respect to terms, interest rates and currencies is provided on page 34 in the analysis of results.

Information systems

In order to improve the Group's risk management, Group Treasury optimized the rolling liquidity planning process and continued to accelerate the implementation of daily reporting on the financial status of Group companies. The goal of this information system is to promote a balance of liquidity within the Wienerberger Group.

Corporate bond

Corporate bonds represent the instrument of the future for long-term financing because they meet a variety of objectives. The primary argument in favor of this financing instrument is the resulting increase in flexibility through a broadening of the investor structure. Another important reason for a capital market issue is the longer term of this debt and reduction in the dependence on bank lines of credit. In order to cover the financing needs of the Group, Wienerberger intends to float an issue on capital markets in 2004 based on the external rating.

Hedging of translation risk

During the first quarter of 2004 the remaining translation risk arising from the US dollar was hedged. The development of currencies in Eastern Europe, in particular the Polish zloty and Hungarian forint, will be continuously monitored to enable the Group to undertake suitable hedging measures if needed. Activities in 2004 will also concentrate on the introduction of a uniform cash management solution for Eastern and Western Europe.

Strategic procurement

The rapid expansion of the Wienerberger Group and its largely decentralized distribution of resources place considerable challenges on procurement. Our strategic procurement department works closely with local units to identify areas with synergy potential and realize cost savings through coordinated activities on procurement markets.

Lead buyer concept

During the past year we worked to continue the steady implementation of our proven lead buyer concept. Sourcing groups were defined for key strategic products, which were analyzed and negotiated cross-border. The responsibility for these sourcing groups is assumed by local procurement managers. In addition to the focused development of existing groups, we have created new units and expanded the lead buyer team on an international basis.

Key suppliers

As a further measure to optimize costs, we have developed an active supplier management system in the maintenance area. Our goal is to negotiate uniform conditions with international suppliers and thereby reduce prices, and also develop long-term partnerships.

Development of energy markets

Energy prices are linked to the developments on international markets. In 2003 the cost of energy for the Wienerberger Group totaled € 166 million, or 9% of revenues. These expenses are divided among 63% for natural gas, 3% for oil, 28% for electricity and 6% for coal and other. The European electricity markets relevant for Wienerberger have been characterized by strong price increases, but this development will only lead to higher electricity costs in the future as the Group has concluded fixed-price contracts with suppliers. The development in the price of natural gas is chiefly dependent on the prices for crude oil and fuel oil as well as the US dollar exchange rate. Given the current weakness of the dollar, we plan to make strategic purchases of natural gas at an early stage.

Completion of long-term supply contracts

In general, the liberalization of European energy markets has not brought satisfactory results. In the electricity area, this process has created an oligopoly of a few large providers. After a brief phase of price reductions, electricity prices in many countries have risen above the pre-liberalization level. In the natural gas sector, liberalization has taken place in only a limited number of markets. We are working to reduce the volatility of energy prices by concluding long-term contracts at fixed prices and thereby guarantee a high degree of certainty for our planning processes.

Synergies and goals for 2004

The integration of our new core business Roofing Systems in Group procurement started on schedule. Benchmarking and joint negotiations in many areas have already led to the realization of synergies. Steady continuation of the lead buyer concept, supplier management, cooperation between areas with synergy potential and the optimization of operating purchase processes as well as the support of our local companies in developing investment projects will allow the procurement department to also make an active contribution to cost management in the Wienerberger Group during 2004.

Employees

In 2003 the Wienerberger Group employed a workforce of 12,237 world-wide. The increase of 7% over the prior year resulted primarily from the acquisition of a 50% stake in Koramic Roofing.

12,237 employees worldwide

The future success of a company is largely dependent on good personnel development and the sustainable advancement of human capital. In keeping with our decentralized corporate structure, human resource management is the responsibility of our local companies. Only personnel policy for key executives is coordinated centrally and focused on three areas: internal identification of and support for future managers, preparation of talents for management positions, and introduction of new management techniques for top executives.

Employees by Segment


Roofing Systems 14%
Investments and Other 15%
Bricks Central and Eastern Europe 26%
Bricks Western Europe 30%
Bricks USA 15%

The current focal point of activities for senior management is to develop a new mission statement that incorporates the principles of sustainability, as they have been practiced by our employees for many years. Second and third level managers from our operating companies and staff departments are exposed to special training through our "Ambassador Program". In a series of seminars over two years, these men and women are given an opportunity to improve their skills, expand their technical know-how and also exchange experiences with other participants in order to build networks within the Group. This training program is designed to promote knowledge transfer, and also create an international corporate culture that is open and welcomes discussion. We also operate a trainee program for university graduates who are specialized in finance and accounting, which gives these young people an opportunity to gain their first operating experience in the areas of controlling, corporate finance and SAP during an 18-month training period.

In order to increase motivation and strengthen identification with the success of our Company, we introduced the "Wienerberger Value Share" employee stock participation program two years ago. It gives our employees an opportunity to participate in the success of their own company. This program was started in Austria and Germany during 2002, where 20% and 12% of employees respectively purchased shares. In 2003 it was expanded to include Holland, France, Belgium and Great Britain, where participation has ranged from 7 to 38%. In addition to a fixed salary, management compensation includes a variable component that is based on earnings indicators and qualitative criteria. As a management incentive Wienerberger offers a stock option plan for 66 key managers, which is directed to increase the orientation of management to the viewpoint of shareholders (also see page 110 of the notes).

Employees by Region


USA 16%
Asia 2%
Austria 7%
Germany 13%
Benelux 15%
France 7%
Eastern Europe 31%
Other Europe 9%

Multi-cultural diversity, decentralized responsibility, and entrepreneurship are among our most important principles. Together they build the "Wienerberger Spirit" and safeguard the future of our Company. We believe the development of our employees and a strong corporate culture are the foundation for personal commitment and long-term success.

Visit our Job Exchange under: www.wienerberger.com/Jobs&Career

Marketing and Euro Lobbying

Brick image campaign

Early 2003 marked the Group-wide launch of our image campaign with its central slogan "Bricks. Designed for Living". The technical, aesthetic and economic advantages as well as the positive association between people and brick products form the core of this campaign. In addition to the uniform "Look and Feel" for Europe, we have defined a common value base for all our companies and products for the first time. With the exception of specific product uses and related benefits, people represent the focal point of our communication efforts. The content of our messages now places additional emphasis on the Wienerberger (umbrella brand), Porotherm (hollow bricks) and Terca (facing bricks) brands in order to guarantee uniform and consistent perception in markets that are growing together. This will strengthen the role of our common brands and communications policy as a key value driver for the entire Wienerberger Group.

Integration of Koramic Roofing

Our acquisition of a 50% stake in Koramic Roofing was fully reflected in our marketing activities. Together we developed a Wienerberger based corporate design with a set value basis, and implemented this throughout the Koramic Roofing companies. The desired similarity with the Wienerberger design will trigger a stronger reciprocal awareness in all countries and support brand recognition.

Product segment-based marketing

Many of the typical characteristics and advantages apply to all of our product groups. In order to sharpen the focus and differentiation between individual features, we are currently developing a central marketing capability by product group to cover facing bricks and clay roof tiles in addition to hollow bricks. This will allow us to take advantage of synergies and utilize existing potential through coordinated international marketing activities.

Implementation of CRM

In order to support our sales team, we work with special CRM (Customer Relationship Management) software that was adapted and optimized to meet our requirements. Following the successful completion of a pilot program in Germany, it will be gradually implemented in all our other markets. This new SAP-based software provides sales personnel with fast access to a complete range of information on our customers and target groups, and thereby improves the focus and efficiency of their actions on the market.

Growing importance of lobbying

Lobbying is growing in importance for Wienerberger, both on a national and international level. An ever greater number of issues that have a direct impact on our business are the subject of increasing regulation, especially in the environmental area. A particular challenge was presented in 2003 by the complex themes of mining waste, emission trading and silica (limits for quartz dust emissions), which were the focus of intense discussions in Brussels and Austria. We will therefore continue to shift our lobbying activities to Brussels in 2004. In addition to the steady implementation of Brick Norm EN 771-1 in all EU member states, the emission trading system and topic of quartz dust emissions will form the focal point of our activities in 2004.

Research and Development

Bricks for sustainable building

For over 5,000 years, brick has been one of the most important building materials in the world. It is a synonym for well-being, and the epitome of sustainable construction. Today it is also a mature and innovative product that must meet the demands of modern building technology and architecture. Brick combines economy with aesthetics. Wienerberger works continually to further develop its products, and spent roughly € 7 million on research and development in 2003.

Success factor innovation

Our research activities concentrate on two directions: products and technology. A permanent focus of our development work is the search for opportunities to improve performance and quality, such as new methods for optimization of the airstream in the drying process. In 2003 this new technology was installed, among others, in two plants in Hungary and Poland. Another Wienerberger innovation is the direct firing of tunnel kilns, which saves energy through the use of alternative sources and at the same time helps increase capacity. The "in-house" development of dies to improve product quality and the use of highly wear-resistant materials such as ceramics or carbides to increase process precision are other focal points of our research. As in any other branch, success is based on continuous product development and optimization.

Product design without limits

Customer demands on the physical properties and workability of our products are rising each year, accompanied by a need to match even more individualized requirements. We are working to meet this trend by increasing the technical (for hollow bricks) and esthetic (for facing bricks) differentiation of our products, which underscores the strength of the Wienerberger Group: the steady exchange of know-how between all countries in which we are active. Examples of this network development process are the high thermal insulating Porotherm 44 S.i, the award-winning Porotherm 50 (Poznan Innovation Prize in Poland), the joint Slovenian-Polish Porotherm AKU (sound insulation), the German Poroton T9 brick for multi-storey buildings, and the French Porotherm R30.

Fashion product facing bricks

As is the case with any other fashion product, the facing brick is subject to a continuous shift in trends. This creates a need for broad-based and continuing adaptation of our product range. Wienerberger is meeting the current trend to more rustic models with a wide range of mechanized manufactured, soft molded and extruded bricks with rough and structured surfaces. In addition, we regularly develop new colors, shapes and structures. At present the Wienerberger product line includes roughly 1,500 different facing bricks. Important events in 2003 were the initial certification of our clay pavers according to the new EU-Norm EN 144 and our receipt of the CE Quality Seal.

Trend to larger clay roof tiles

Technological innovations for clay roof tiles parallel those in the facing brick area because these products are similar. In the clay roof tile area, we are also working to meet new trends for shape, color and surface and also provide traditional products for renovation. Large format bricks (8-10 bricks per m^2) such as "Actua" from our Langenzenn plant in Germany or the French "Bisch Optima" currently set the course for development in Europe. Our 50% subsidiary Koramic is working to create new colors and engobes, as well as production lines for large format roof tiles.



Clemens Steenheuer
Head of Engineering

Wienerberger Germany



His motto:

The open exchange of ideas and opinions leads to motivated employees and outstanding solutions.

The project: energy savings

The area of energy savings has become a particular challenge in recent years.

Clemens and his team have developed clay mixtures with special additives that optimize product characteristics such as compressive strength, sound insulation and thermal conductivity as well as significantly reduce the need for primary energy sources in the production process. Our bricks therefore meet tomorrow's thermal insulation regulations today – and provide sustainable relief for our environment.

Products

Porotherm hollow brick



Terca facing brick



Pavers



Porotherm hollow bricks







Koramic clay roof tiles



Terca facing brick

Bricks

The traditional core business of Wienerberger is combined under the "Bricks" segment, and divided into three regions: Central and Eastern Europe, Western Europe and the USA. The Wienerberger Group currently operates 98 plants for hollow bricks and related products, 69 plants for facing bricks and clay pavers, and 6 plants for concrete pavers.

Bricks Central and Eastern Europe

Revenues in the Bricks Central and Eastern Europe segment rose by a further 12 % in 2003 to a total of € 372.2 million. EBITDA reached € 108.0 million, which represents not only an increase of 14 % over the prior year but also a new record. These outstanding results were made possible by the utilization of all available market opportunities and the steady realization of optimization potential. The highest earnings growth was reported by Hungary, the Czech Republic, Poland and Slovakia, but Austria and Semmelrock were also able to show positive development. This segment generated 20 % of Group revenues and 31 % of EBITDA in 2003, which underscores the importance of activities in Eastern Europe for Wienerberger.

Bricks Central and Eastern Europe		2002[1]	2003	Change in %
Revenues	in € mill.	332.2	372.2	+12
EBITDA	in € mill.	94.9	108.0	+14
EBIT	in € mill.	63.3	78.7	+24
CFROI	in %	16.8	19.5	-
CVA[2]	in € mill.	27.1	41.6	+54
Capital employed	in € mill.	295.3	275.6	-7
Capex and acquisitions	in € mill.	33.7	28.0	-17
Employees		3,201	3,153	-1
Sales volumes hollow bricks	in mill. NF	3,086	3,573	+16
Sales volumes concrete pavers	in mill. m²	3.4	3.9	+15

1) Operating, adjusted for non-recurring income and expenses
2) Hurdle rate = 12 %

Higher sales volumes and prices in Austria

In **Austria** new residential construction reached the turnaround point in 2003 after several years of declines, and showed signs of modest recovery during the second six months. Prices stabilized at a low level. Despite a number of plant shutdowns, the brick sector was unable to completely eliminate excess capacity. Wienerberger used export opportunities in neighboring countries to realize significant increases in sales volumes and a slight improvement in price levels. This development was based on the continued market introduction of the Porotherm 38 S.i brick and a new line of plane bricks as well as our "Massivwerthaus" partnership with the building industry for the marketing of solid built houses. A positive factor was the increase in advance purchases during December prior to Austria's introduction of motorway tolls for trucks in 2004, a negative effect was the sharp rise in energy costs. In total, Austria showed an improvement in earnings over the prior year level. For 2004 residential construction is expected to remain at a low level, but slight growth should be possible in spite of continuing excess capacity in the sector.

Stronger market position in Poland

In **Poland** the first two quarters of the year were characterized by difficult market conditions. The market for wall construction materials only began to recover during the last quarter, as the result of advance purchases triggered by the coming accession to the EU and expected increase in VAT and prices – a development that provided only minor benefits for residential construction. The reconstruction of the Lajsy brick plant in northeast Poland and completion of a new lintel and girder plant in Honoratka formed the basis for significant growth in revenues and earnings. The further optimization of production costs and streamlining of company structures supported this positive development. We were also able to further strengthen our market position. For 2004 we expect residential construction in Poland to remain stable at a low level. By April the coming accession to the EU should trigger additional advance purchases, but these will likely be offset by increased pressure on prices during the course of the year. Full capacity utilization at our new plants will lead to a further expansion of our market position.

Continued high earnings in Hungary

In **Hungary** new residential construction reached a high level, rising by 5% in 2003. This formed the basis for the further expansion of our market position. The most important success factors were our investment in the Törökbalint brick plant, an increase in exports to Romania, and the enlargement of capacity at our brick plant in Sopron. The continued market introduction of element ceilings as a cost-effective material for the construction of multi-storey buildings was also successful. In total, earnings in Hungary again rose by a significant amount and all plants operated at full capacity. For 2004 we expect no short-term growth in residential construction. Current measures designed to restructure the federal budget are more likely to trigger a decline. Moreover, foreign exchange and interest rate uncertainty will likely prevail. Nevertheless, we assume we will be able to maintain our high level of earnings. In **Romania** the positive earnings trend continued, supported by steady market growth and a sizeable rise in imports from Hungary. Despite highly unfavorable weather conditions at the beginning of the year, the Gura Ocnitei plant started operations in November 2003. For 2004 we expect a further expansion of our market position, supported by the new plant in Gura Ocnitei as well as the acquisition of a second brick plant in Sibiu.

Strong growth in the Czech Republic

In the **Czech Republic** market developments were generally positive in 2003. As was the case in Poland, the upcoming accession to the EU triggered advance purchases for wall construction materials during the second half of the year. Strong growth on the domestic sector and successful introduction of the new high thermal insulating Porotherm 44 S.i and 40 S.i bricks led to a substantial improvement in revenues and earnings. The continued development of our partnership to market solid built houses under the "Porotherm Dum" brand was also successful. In 2004 we expect the Czech new residential construction market to show further growth. Our activities will focus on the introduction of the Porotherm plane brick and preparation for the construction of a new plant at Lipnik in northern Moravia.

Clear earnings plus in Slovakia

Residential construction remained at a high level in **Slovakia** during 2003. Full capacity utilization at all plants and the continued expansion of our market position through imports from Group companies supported a further substantial rise in earnings. For 2004 we expect residential construction to remain constant. Modest growth is forecasted for sales volumes, and we intend to maintain the high level of earnings.

Differing development in southeast Europe

A clear upward trend was apparent in the tourism regions of **Croatia**, but reconstruction declined in the inner parts of the country. In spite of higher sales volumes and the expansion of our market position, domestic revenues as well as exports to **Bosnia-Herzegovina** declined in year-to-year comparison. This also had a negative impact on earnings. For 2004 market development is expected to remain stable in Croatia, whereby excess capacity from competitors will lead to strong pressure on prices. In **Slovenia** the market is characterized by moderate recovery and continuing heavy competition for market shares. We were able to further strengthen our position through price adjustments and the expansion of the Ormoz plant. After the acquisition of a controlling stake in the Pragersko brick plant, we immediately started to integrate these activities. Through steady optimization and full capacity utilization we significantly improved operating earnings. Market growth and the integration of Pragersko should lead to a further increase in earnings for 2004.

Concrete Pavers

Strengthening of market position

Semmelrock is our specialist for design-oriented concrete pavers in the Wienerberger Group. Although the market in **Austria** showed a further decline of roughly 4 % in 2003, the company was able to significantly strengthen its position through the introduction of new products in the high-value segment. In the Alpha-Umwelttechnik unit, the completion of our product range supported a noticeable increase in sales volumes. In **Hungary** Semmelrock was faced with moderate growth on the market, and could expand its position through the introduction of new products. The utilization rate at the new plants was satisfactory. Significant growth was recorded on the market in **Slovakia**, which led to a substantial rise in sales volumes and an increase in production of the Bradstone line for natural garden design. The company was also able to advance its market position in **Poland** through the expansion of the concrete paver plant in Kolbiel near Warsaw and the acquisition of a plant in Gliwice (south Poland). Following the development of sales activities in **Croatia**, Semmelrock started construction on a concrete paver plant in Ogulin. This new facility is scheduled to start operations during the first quarter of 2004.

Earnings improvement through growth

In total Semmelrock recorded a strong increase in earnings during 2003. Further investments in Poland and Croatia as well as the systematic development of the product range in all markets are expected to support higher earnings also for 2004.

Bricks Western Europe

Bricks Western Europe		2002 [1,2]	2003	Change in %
Revenues	in € mill.	551.4	633.2	+15
EBITDA	in € mill.	98.8	121.3	+23
EBIT	in € mill.	40.6	60.5	+49
CFROI	in %	7.9	10.2	-
CVA [3]	in € mill.	-52.2	-20.9	+60
Capital employed	in € mill.	603.0	630.6	+5
Capex and acquisitions	in € mill.	94.8	86.1	-9
Employees		3,571	3,647	+2
Sales volumes hollow bricks	in mill. NF	2,133	2,564	+20
Sales volumes facing bricks	in mill. WF	1,214	1,424	+17

1) Operating, adjusted for non-recurring income and expenses
2) The Swiss subsidiary ZZ Wancor was subsequently transferred to the Roofing Systems segment in 2002
3) Hurdle rate = 12%

The Bricks Western Europe segment recorded significant growth in earnings for the reporting year. Revenues rose 15% to € 633.2 million and EBITDA increased 23% to € 121.3 million. This success was due primarily to slight easing on the German market, continued excellent earnings in Italy and the full year consolidation of the former Hanson activities. Bricks Western Europe generated 35% of Group revenues and EBITDA in 2003.

German residential construction stabilized

Residential construction in **Germany** stabilized at a low level after years of declines. This development was primarily the result of a temporary impulse, which was caused by the announced reduction of a public subsidy for private housing construction. During the reporting period a number of smaller competitors left the market, and larger building materials producers reduced capacity through plant closures or temporary shutdowns. Wienerberger also closed a number of plants on an interim basis and shutdown the Wegberg facing brick plant. In contrast we were able to successfully integrate the newly acquired Isen and Aichach hollow brick plants, and also substantially increase our market position in the facing brick sector through the acquisition of plants in Buchwäldchen and Baalberge.

Satisfactory earnings

In the hollow brick sector, sales volumes remained stable and prices stabilized at a normal level. Wienerberger continues to pursue the steady market implementation of the Poroton T09 and T12 bricks as well as the T500 prefabricated plane brick panel. The operating environment in the facing brick area was characterized by strong competition for market share and related pressure on prices. Chimney systems recorded strong growth in sales volumes following a reorganization of the product line. The continual optimization of structures and costs as well as the use of synergies from the integration of acquired plants helped meet the operating turnaround goal, and earnings reached a satisfactory level given the market climate.

Cautiously optimistic forecast

The negative economic environment makes it difficult to predict developments for 2004. Although building permits are expected to decline because of the above-mentioned advance purchases in 2003, residential construction should remain at least constant at a low level. Based on continued market restructuring and steady optimization, we expect a further improvement in earnings for 2004.

Earnings growth in Italy

In **Italy** we recorded further market growth. However, federal investment incentives led to the expansion of existing and new plants. A moderate rise in prices, full capacity utilization at our existing and expanded plant in Feltre as well as the acquisition of a majority stake in the Tacconi brick company in Terni led to a further sound increase in earnings. In spite of the slight market decline forecasted for 2004, we expect to maintain this very high level of earnings in Italy. Increasing pressure on prices will make the optimization of production and costs at the Terni plant a key factor in reaching this goal.

"Go West" is successful

In the hollow brick sector in **France**, we were able to register a significant increase in revenues against the backdrop of a stable residential construction market. The basis for this sound development was formed by the successful continuation of our regional "Go West" expansion strategy. Earnings were still heavily burdened by freight costs, which will decline significantly after successful optimization of the Pont de Vaux plant in France. This new production facility began operations in mid-2003, and is scheduled to reach full capacity in 2004. In spite of a slight market decline, the facing brick sector was also able to record an increase in sales volumes. In addition to the optimization of plant structures, product development formed a focal point of activities at all sites. A key goal for 2004 is the development of a more efficient sales organization. For the current year, we expect continued stability on the French residential construction market and a substantial improvement in earnings.

Growth despite market declines in Belgium

In **Belgium** the building materials market reported a decline of 5% for 2003. In spite of this factor, we were able to record substantial growth in both revenues and earnings. This development was supported primarily by slight price adjustments, higher exports to Great Britain, the acquisition of the two Swenden hollow brick plants, and full year consolidation of the former Hanson activities. We were forced to close the hollow brick plant in Heylen because of insufficient profitability. Also, a comprehensive optimization program was started to reduce emissions. For 2004 we again expect satisfactory earnings development, which will be supported by the integration of the new plants. Growth in exports should offset slight declines on the domestic market.

Market decline in Holland

Residential construction in **Holland** has declined steadily since 2000, and has led to a growing shortage of new housing in lower price categories. As the market leader we acquired two plants from Brada Baksteen B.V. in January 2003, and integrated them into our existing organization. The full year consolidation of the former Hanson activities and strict cost reduction programs supported an increase in both revenues and earnings. Our research and development work covered a number of projects, also focusing on new adhesive processes for bricks. A key program involved the optimization of working capital, which we were able to reduce by a significant amount. For 2004 we expect further concentration in the retail sector, the expansion of capacity by our competitors, and higher imports from Belgium and Germany. A reduction in the average size of construction projects could have a positive impact on the market for ceramic products.

Growth in Great Britain

In **Great Britain** we were able to record sound growth in sales volumes and revenues for the reporting year despite general stagnation on the market. This development was supported by sizeable price increases and the trend to home ownership, which profited from historically low interest rates and government subsidies. The optimization of logistics is planned for 2004, in order to bring our higher volumes of bricks and clay roof tiles to the market. Another project involves the development of a national sales organization for Koramic Roofing products, which will be marketed together with facing bricks in the future.

Different development in North Europe

In **Norway** we were able to match previous year earnings in a stable residential construction market. The brick market in **Sweden** recorded a decline of roughly 20% for 2003. Reorganization, workforce reductions and cost savings held earnings significantly below the prior year level. In particular lower prices and a sizeable drop in exports triggered a major earnings decline in **Denmark**. In **Finland** Wienerberger was successful on this moderately expanding brick market in its first year with new brands. Developments in **Estonia** were also very positive.

Bricks USA

Our US subsidiary General Shale reported an improvement in local currency revenues by 9 % based on a significant increase in sales volumes. However, a 16 % drop in the value of the dollar led to a decline of 9 % in euro-based revenues to € 252.1 million. The situation was similar with respect to EBITDA. The 17 % decrease to € 49.1 million is primarily the result of foreign exchange factors. Higher energy prices and costs of idle capacity in the first quarter were offset by rising sales volumes, but the margin declined from 21 to 19 %. Bricks USA generated 14 % of Group revenues and EBITDA in 2003.

Bricks USA		2002[1]	2003	Change in %
Revenues	*in € mill.*	275.6	252.1	-9
EBITDA	*in € mill.*	59.0	49.1	-17
EBIT	*in € mill.*	31.8	26.7	-16
CFROI	*in %*	11.1	11.4	-
CVA [2]	*in € mill.*	-4.5	-2.6	+42
Capital employed	*in € mill.*	344.0	281.4	-18
Capex and acquisitions	*in € mill.*	17.9	34.5	+93
Employees		1,936	1,886	-3
Sales volumes facing bricks	*in mill. WF*	1,079	1,147	+6

1) Operating, adjusted for non-recurring income and expenses
2) Hurdle rate = 12%

Capacity increase and optimization

In 2003 General Shale focused on the optimization of its plant and cost structures, productivity increases, and expansion of the product range. The first phase of construction on the new brick plant in Rome, Georgia, was concluded during the fourth quarter. Work on Phase 2 is proceeding on schedule and should finish in the second half of 2004. This plant north of Atlanta will then have an annual capacity of 120 million units. The Brickhaven expansion was also completed during the fourth quarter. During this same period, the older plants in Burlington and Huntsville were closed. For 2004 we plan to double capacity in Louisville by 55 million units, which should be sold primarily in the Midwest and will strengthen our growth in this region.

Strong housing starts in 2003

Housing starts in the USA rose 8 % to 1.8 million units in 2003, supported by favorable interest rates. This led to a sound increase of 6 % in sales volumes, which was used by General Shale as an opportunity to reduce inventories. In the 2004 election year the US is expected to record continued economic growth. However, interest rates are forecasted to rise during the second half-year and this development would slow new residential construction. Although housing starts are expected to fall slightly during 2004, brick sales should not be affected because this decline would focus on the low price segment where bricks play a less important role.

Steady optimization

For 2004 our goal is to expand direct sales through the acquisition of further holdings in key distribution partners. At the same time, we will continue our optimization programs as well as the improvement and further development of our product range.

Roofing Systems

The core Roofing Systems business was created in 2003 and includes Koramic Roofing (50%), ZZ Wancor (100%), Bramac concrete roof tiles (50%) and Tondach Gleinstätten clay roof tiles (25%). Koramic operates 13 plants in 6 countries and the Swiss ZZ Wancor operates 4 plants, whereby 2 manufacture clay roof tiles and 2 produce hollow bricks. Bramac operates 11 concrete roof tile plants and Tondach Gleinstätten has 19 plants for clay roof tiles in 9 countries throughout Central and Eastern Europe.

Growth in Roofing Systems

Revenues recorded by this segment showed particularly strong development in 2003, rising by 82% to € 241.4 million. EBITDA increased by an impressive 148% to € 54.6 million. This growth was supported by the initial consolidation of Koramic Roofing, whose development in Belgium, Holland, France and Poland exceeded expectations. Bramac and ZZ Wancor also showed good performance. Koramic Roofing contributed € 108.0 million to Group revenues and € 25.0 million to EBITDA. The Roofing Systems segment represents 13% of Group revenues and 15% of EBITDA.

Roofing Systems		2002[1]	2003	Change in %
Revenues	*in € mill.*	132.7	241.4	+82
EBITDA	*in € mill.*	22.0	54.6	+148
EBIT	*in € mill.*	10.2	24.5	+140
CFROI	*in %*	6.8	13.0	–
CVA[2]	*in € mill.*	-17.0	4.0	>100
Capital employed	*in € mill.*	102.5	318.1	>100
Capex and acquisitions	*in € mill.*	3.3	228.7	>100
Employees		837	1,712	+105
Sales volumes clay roof tiles[3]	*in mill. m²*	1.9	31.6	>100
Sales volumes concrete roof tiles[3]	*in mill. m²*	16.4	18.7	+14

1) Operating, adjusted for non-recurring income and expenses
2) Hurdle rate = 12%
3) Sales volumes not consolidated (100%)

Koramic Roofing/Clay Roof Tiles

Wienerberger acquired a 50% stake in Koramic Roofing at the start of the reporting year. This company holds leading positions in clay roof tiles in Belgium, Holland, France, Poland and Estonia.

Good development in Belgium

In **Belgium** the renovation market showed good development, with growth reaching nearly 5%. Higher-than-expected increases in prices and sales volumes supported a significant rise in earnings. In addition to favorable weather conditions, impulses were provided by a recovery in public housing construction and the realization of major projects postponed from the prior year. Positive factors also included the successful marketing of large-format roof tiles as well as the trend towards clay roof tiles and natural slate, which are growing in popularity as a substitute for concrete roof tiles and artificial slate. The introduction of new products, strict cost management and process optimization were also important in the successful development of business. In spite of continuing low momentum in the construction industry, we expect the roofing market will remain positive in 2004, especially in the clay roof tile sector. Renovation projects will play a central role in this development. At the same time, we will continue to optimize business processes.

New plant in Holland

In the **Netherlands** Koramic was able to increase revenues substantially, while prices remained stable. The steady implementation of a cost reduction program, cutbacks in the workforce and an increase in production at the new plant in Tegelen led to a solid improvement in earnings. The successful introduction of new models (Alegra, Datura, Madua) and colors also had a positive effect. For 2004 we expect a general market contraction in the Netherlands, which will most likely be intensified by price erosion in the roof tile sector. In this environment, Koramic will continue to focus on its broad-based product range, which presents an ideal alternative to concrete roof tiles, as well as attractive offers for retailers as a defense against imports.

Growth in France

In **France** revenues increased on a market that showed moderate growth. In order to strengthen our positioning, the Migeon, Bisch, Aléonard and Bouxwiller companies were merged and a new management team was installed. A number of new introductions were made during the past year, also in the product area. Optimization and the successful launch of new models supported a satisfactory improvement in earnings above forecast. For 2004 we anticipate stable to moderate growth on the market. Our goal is to continue the optimization of activities and utilization of synergies, in order to further strengthen our position in a stable market. The primary risk lies in low-cost imports from Germany, where the market is searching for sales opportunities to absorb excess capacity.

Optimization in weak German market

In **Germany** the market for roofing systems stabilized at a low level, and renovation continued to gain momentum over new construction. In the new construction sector, the increasing popularity of larger tiles reflected the European trend. Negative factors were strong pressure on prices and heavy competition for market share. First signs of stabilization appeared only in the fourth quarter, and sales volumes showed a slight improvement. For Koramic the year 2003 was characterized by restructuring in Germany and the integration into the existing Wienerberger organization. Temporary plant shutdowns were required. In the Langenzenn plant the market introduction of large tiles continued, and a new line for flat roof tiles was launched. Optimization measures combined with the small size of the company and a weak market environment led to negative operating results. For these optimized activities in Germany, we have set a goal to reach the operating turnaround in 2004.

Expanded market position in Poland

Since the collapse in October 2002, a difficult operating environment has characterized the market in **Poland**. Recovery began to take hold during the fourth quarter of 2003, but this growth was due primarily to advance purchases made in anticipation of price and VAT increases expected with the upcoming accession to the EU. In spite of these factors Koramic recorded a significant improvement in earnings, which was supported by the start of operations at the new molded tile plant in Kunice, a noticeable drop in production costs and full capacity utilization. This led to significant growth in market share as well as a rise in sales volumes. For 2004 we expect residential construction to stabilize at a low level. Advance purchases will likely continue into April, but the market should then show a slight decline. Our activities for the coming year will focus on strengthening our market position through the introduction of new roof tile models and preparatory work for the construction of a new plant that will allow the company to meet forecasted long-term market growth with high-value products from local production.

ZZ Wancor/Clay Roof Tiles and Hollow Bricks Switzerland

Significant earnings growth in Switzerland

The market in Switzerland stabilized at a low level in 2003. While a slight increase was reported in the masonry area, the pitched roofing sector stagnated because of the architectural trend to flat roofing. The three segments of the ZZ Wancor business – clay roof tiles, hollow bricks and insulation – showed very satisfactory development. In the clay roof tile sector, prices remained generally stable. Higher domestic sales volumes were contrasted by lower export volumes. In line with the European trend, large tiles were also introduced in Switzerland. In the hollow brick segment the company recorded notable growth in sales volumes, and also normalized prices. The facade insulation segment was sold during the reporting year, but merchandise sales of insulating materials increased. In total, earnings improved by a significant amount. For the current year we expect the market to grow slightly. Further optimization measures should guarantee the good development of earnings in 2004.

Bramac Dachsysteme International GmbH/Concrete Roof Tiles

Good performance at Bramac

During the past year Bramac also reported positive development, and was able to further expand its leading position on the concrete roof tile market in **Central and Eastern Europe**. This growth was supported primarily by higher demand in the Czech Republic, Slovakia and Hungary as well as the successful launch of the Protector surface and related gains in market share in the Czech Republic. Both the residential construction market and the development of prices remained generally stable, with modest growth recorded in the Czech Republic and Slovakia. Higher sales volumes also supported an increase in revenues for the Bramac Group. Earnings rose even more substantially because of strict cost discipline. In 2003 Bramac acquired the remaining minority interest in its Slovenian subsidiary, and now owns 100% of all companies in the group. In Sibiu, Romania, work continues on the construction of a new plant that is scheduled to start operations during the second quarter of 2004.

Subdued demand is forecasted for the EU accession countries because of advance purchases, and Bramac will focus on the development of its distribution network in the new markets of Bosnia-Herzegovina, Serbia and Romania.

Tondach Gleinstätten AG/Clay Roof Tiles

Growth course at Gleinstätten

Tondach Gleinstätten is a 25% holding of the Wienerberger Group that is consolidated at equity. The company holds leading positions on clay roof tile markets in **Central and Eastern Europe**. Tondach Gleinstätten was able to further improve sales volumes, revenues and earnings during the reporting year. Development was positive, especially in Slovenia and Croatia, while the Austrian market declined. In 2003 activities focused on the integration of the Tata plant, which was acquired in 2002, into the Hungarian organization as well as the construction of a new plant in Macedonia and the acquisition of a majority stake in the Serbian clay roof tile producer Potisje Kanjiza. During 2004 the company plans to continue its expansion course.

Investments and Other

The Investments and Other segment comprises the non-core activities of the Wienerberger Group: Pipelife plastic pipes (50%), Steinzeug clay pipe systems (50% – deconsolidated as of 30. 9. 2003), real estate, stove tiles, and Group headquarters costs. Revenues generated by this segment declined 9% to € 328.0 million and EBITDA fell 39% to € 16.9 million in 2003. Weak results at Pipelife were the primary reason for this development.

Investments and Other		2002 [1]	2003	Change in %
Revenues	*in € mill.*	361.8	328.0	-9
EBITDA	*in € mill.*	27.8	16.9	-39
EBIT	*in € mill.*	5.7	-0.2	-104
CFROI	*in %*	6.9	5.5	–
CVA [2]	*in € mill.*	-12.9	-19.4	-50
Capital employed	*in € mill.*	163.9	129.7	-21
Capex and acquisitions	*in € mill.*	31.6	15.3	-52
Employees		1,933	1,839	-5

1) Operating, adjusted for non-recurring income and expenses
2) Hurdle rate = 12%

Pipelife International GmbH / Plastic Pipe Systems

Difficult market for plastic pipes

In 2003 civil engineering remained at a low level across the world, triggering a decline in both sales volumes and prices for Pipelife. Markets remained stable only in Eastern and Northern Europe, where satisfactory results were recorded. The difficult economic environment in many regions caused a significant drop in revenues and earnings, above all in Germany, France, the USA and China. Restructuring costs from the shutdown of the St. Gilles plant in France led to an additional charge on earnings. For 2004 Pipelife expects a general improvement in market conditions. Renewed growth is forecasted, above all for the USA and China. Our goal for this company is to maximize free cash flow. We view Pipelife as a financial investment, and will consolidate this company at equity beginning in 2004.

Steinzeug Clay Pipe Systems, Real Estate and Other

Sale of 50% stake in Steinzeug

The business environment for Steinzeug was characterized by a decline in infrastructure spendings on the key German market during 2003. In spite of these circumstances, the company was able to maintain revenues at a stable level and improve EBITDA by a sizeable amount. This development was supported by higher prices in Germany, rising exports and cost reductions. In order to further concentrate on the core business, Wienerberger sold its 50% stake in Steinzeug to the ANC Foundation in October 2003 at a price equal to the book value of € 24 million. ANC also purchased the remaining shares in Steinzeug. In addition, we transferred the 3% stake in Immofinanz, which had a market value of ca. € 34 million, to the ANC Foundation in exchange for participation rights to 90% of future earnings.

Sale of real estate

Wienerberger sold its 49.9% stake in Alwa to B&C Holding and received two spun off agricultural and forestry businesses in exchange. The Proschenhof business has already been sold for € 16 million. Over the coming years our goal is the gradual sale of non-operating real estate held by the Group, which has a current market value of approximately € 100 million. In 2003 the Wienerberger stove tile business recorded a further decline in results because of the difficult market situation in Austria. The Investments and Other segment also includes holding company costs for the Group.



Her motto:

Investments in research for the benefit of mankind generate the best return.

The project: seismic-resistant bricks

A central topic in countries such as Slovenia is earthquake-proof construction. As part of an international research project, Wienerberger developed the Porotherm seismic-resistant brick.

In tests, these bricks gave walls ten-times more stability than standard vertically perforated bricks. This allows for safe, economic and sustainable construction in earthquake regions. Because: safety comes first!





Marija Glavinic
Managing Director

Wienerberger Slovenia

Corporate Responsibility

Valuable member of society

The primary objective of every company is to generate profit and create sustainable value. In keeping with this economic focus, Wienerberger also acknowledges its responsibility for society and the protection of the environment. The success of our Group is based on a strong culture and responsible actions by all employees. We want to be a valuable member of society in all countries in which we operate.

Compliance with UN Global Compact

As a first step to publicly document our ethical orientation, we became a member of the UN Global Compact. This initiative was started by the United Nations in 1999 to promote good corporate citizenship. It comprises nine major principles from the areas of human rights, labor standards and the protection of the environment. Companies join the UN Global Compact on a voluntary basis, and build their actions on these principles.

The 9 Principles of the UN Global Compact

1. Businesses should support and respect the protection of internationally proclaimed human rights within their sphere of influence
2. Business should make sure that they are not complicit in human rights abuses
3. Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining
4. The elimination of all forms of forced and compulsory labor
5. The effective abolition of child labor
6. Eliminate discrimination in respect of employment and occupation
7. Businesses should support a precautionary approach to environmental challenges
8. Undertake initiatives to promote greater environmental responsibility
9. Encourage the development and diffusion of environmentally friendly technologies

Workshop on sustainability

At the start of this year, 80 managers of the Wienerberger Group took part in a workshop that focused on the principles of sustainability and their implementation throughout the Company. The results were admirable: Wienerberger employees and managers are already following the principles of sustainable development.

Broad-based environmental protection

Wienerberger works actively to develop and implement measures to protect the environment, which range from the mining and utilization of raw materials to product development, production process and applications up to the point of disposal and recycling. Our products exemplify long-term and ecologically responsible construction. At the same time we demonstrate our responsibility to our employees and society through initiatives designed to improve work safety, provide training, and also support the needy. During the course of this year, we will anchor the principles of sustainable development even more strongly in our Mission Statement.

Investments in the environment

The further development and adaptation of production technologies forms a key basis for our technical environmental management. In particular, we work to reduce the use of energy and discharge of emissions as well as minimize waste. The installation of thermal post-combustion equipment to cut energy requirements and organic hydrocarbon emissions represents an important step in this process. Our activities also focus on the reduction of sulfur flue gases through the use of dust collectors. After a successful pilot project in five Belgian plants, we also installed such equipment in the Czech Republic and Austria during 2003. These installations also recycle modified dust collectors from plants that have been shut down. The Wienerberger Group invests a total of € 15 million per year in environmental protection measures.

Efficient use of energy

An ongoing objective is to decrease the amount of energy required for production through the replacement of primary energy such as heavy fuel oil or natural gas with less expensive and more compatible secondary sources. This has been realized in part through the addition of sawdust to raw clay. In Hungary the engineering team has successfully concluded a pilot project, which significantly increases capacity by optimizing the airstream process in the dryer and simultaneously cuts energy use. Our goal is to roll out this concept to the majority of our plants.

Prime example General Shale

Our US subsidiary General Shale has been one of the leading companies in its sector for years with respect to recycling, environmental protection and work safety. The Kingsport plant in Tennessee has not recorded a single accident in 2.2 million work hours (= 9 years). This success is based on extensive safety measures and training programs. General Shale also uses waste materials from caloric energy generation in the production of concrete blocks, manufactures landscaping materials from waste bricks, and is a pioneer in the reduction of ash and sulfur emissions.

Cooperation with WWF

Since 1999 Wienerberger has worked closely with the World Wide Fund For Nature (WWF) in the Netherlands, where former clay mining sites have been restored to riverbeds. The flood lands are returned to their original function as a buffer against flooding and play an important role in the conservation of wetlands for endangered species of plants and animals. In 2003 we extended our cooperation with the WWF to cover the entire Group. In November 2003 Wienerberger was honored with the WWF Panda Award for its support of the Ramsar Center in Austria's "Waldviertel" region, an educational facility that focuses on the subject of water and wetlands.

Support of Concordia project

Social engagement and support for the needy is an important cornerstone of sustainable behaviour. As part of our responsibility in this area, Wienerberger donated € 60,000 to the Concordia Project in December 2003. For years, Concordia has cared for Romanian street children. We also support the "S.O.S. Kinderdorf" and Caritas organizations in Austria, Hungary and Belgium.

World Children's Parliament

In 2002 Wienerberger Finland initiated a joint project with the World Children's Parliament, which works towards a better future for all children in the world. Activities focus on child labor, drugs, education, opportunities for children in the near future, and threats presented by wars. The World Children's Parliament presents awards for successful programs in this area. Wienerberger Finland sponsors this prize, and also supports the fundraising campaign for a new building.

Renewal of Hoogvliet

In Hoogvliet, a district of Rotterdam, thousands of post-war housing units are being demolished and replaced by modern, high-quality apartments. This quarter was a problem area in Rotterdam for years, with hardly any middle or upper class residents. In order to solve the resulting social problems and improve the image of the quarter, Wienerberger Holland started a nature conservation project together with the WWF. Hoogvliet is located on the shores of the Maas, which is a tidal river. This creates a number of interesting opportunities for unique conservation projects. To finance these projects Wienerberger will donate € 11.35 per thousand WF (the standard format for facing bricks) for all facing bricks or pavers used in the renovation of this area.

Strategy and Outlook

Free cash flow company

The Wienerberger strategy is focused on the core products of hollow bricks, facing bricks, clay roof tiles and pavers. All these products have one thing in common: they generate high free cash flows, which we will use to further expand our core business in the coming years through acquisitions and new plant construction.

The traditional core business of Wienerberger is bricks – the most important material for new residential construction throughout the world. In this segment we hold leading positions in all relevant markets across Europe and the USA, and have a decisive competitive advantage through our innovative products, low-cost technology, and extensive network of plants.

Revenues 2003 by Core Product


Facing Bricks 39%
Roofing Systems 15%
Concrete Pavers 4%
Hollow Bricks 42%

Bricks are used for wall construction in two different forms of building. In Central, South and Eastern Europe, Russia, large parts of Asia, North and Central Africa, and Latin America, hollow bricks are used as the main material for load-bearing walls. With hollow bricks we currently generate roughly 42% of revenues and 50% of EBITDA in our core business. The complementary regions are North America, Northwest Europe including the British Isles, South Africa and Australia. In these markets, the cavity wall construction method is preferred. Here facing bricks are used primarily to cover facades while various materials such as timber, concrete or brick are used for load-bearing walls. Facing bricks represent 39% of revenues and 31% of EBITDA in our core business.

Covering roofs represents a further application for clay products. This segment advanced to become our second core business with the acquisition of a 50% stake in Koramic Roofing. Bricks and clay roof tiles are complementary products, and basic elements for residential construction and renovation. The combination of these two product areas activates major synergies. More than half of clay tile production is used in the renovation of existing houses, which reduces dependency on cyclical new residential construction. This industry is characterized by high profitability, stable cash flows and growing market shares.

EBITDA 2003 by Core Product


Facing Bricks 31%
Roofing Systems 15%
Concrete Pavers 4%
Hollow Bricks 50%

Koramic Roofing is one of the largest producers of clay roof tiles in Europe with leading positions in a number of markets, which will be strengthened through smaller expansion steps and through increased exports. Wienerberger holds options to purchase the remaining 50%, which we will exercise as soon as possible. The Roofing Systems segment is comprised of our 50% stake in Koramic Roofing (clay roof tiles) and Bramac (concrete roof tiles) as well as a 25% holding in Tondach Gleinstätten. This segment also includes our 100% Swiss subsidiary ZZ Wancor, whose activities consist primarily of clay roof tiles. With roofing systems, we currently generate roughly 15% of revenues and EBITDA in our core business.

A further part of our core business is pavers, in which we are represented by our 75% subsidiary Semmelrock, one of the leading companies in concrete slabs and pavers in Central and Eastern Europe, as well as our clay paver activities in the Benelux countries. This area currently generates 4% of revenues and EBITDA in the core business.

Our strategy in the core business is directed to gaining and expanding leading positions in all markets in which we operate. We will also continue to develop gradually in new, promising markets. Steady restructuring measures and the adjustment of capacity has returned us to profitability in the turnaround markets of Germany, Austria and Switzerland. For this reason, we now only differentiate between growth markets (Eastern Europe and USA) and mature markets (Western and Central Europe).

Growth markets

In Eastern Europe Wienerberger holds excellent positions with market shares of over 30% in the brick sector. These markets are characterized by above-average increases in new residential construction and high pent-up demand for quality housing. Euroconstruct forecasts growth rates of up to 10% for most countries in Eastern Europe over the mid-term, whereby temporary declines cannot be excluded. We therefore see substantial long-term opportunities throughout this entire region, which has become a home market for us. Highlights in 2003 were the acquisition of the Pragersko brick company in Slovenia, the start-up of our first plant in Romania, and a large number of smaller expansion steps. Wienerberger will use its existing competitive advantages and continue to gradually develop this region through further acquisitions and new plant construction.

New markets

We are also investigating opportunities to expand into new countries, whereby we focus on growing markets in which bricks hold a high market share. The realistic chance to gain a leading position over the short-term is also an important factor. For nearly a year we have been evaluating possibilities for expansion in Russia, the Ukraine, Serbia and Bosnia-Herzegovina. In particular, Russia is an enormous brick market but is also accompanied by a variety of legal uncertainties. We will therefore analyze possible market entry very closely, in order to avoid unnecessary risks.

World's largest facing brick market

The USA is the largest facing brick market in the world, and is characterized by above-average population growth. We view the USA as a long-term growth market and key support for the earning power of our Company. 2003 was marked by the construction of a new plant in Georgia, renovation of the Brickhaven plant in North Carolina, and further strategic investments in direct sales. In the future we will continue to expand our strong position on this market through projects with high synergy potential.

Mature markets

We define mature markets as countries in which housing starts are not expected to show major growth over the long-term. This classification fits all our markets in Western Europe. Growth opportunities in mature markets are created by bolt-on acquisitions: the takeover and integration of plants in an existing organization in order to realize synergies. Examples of such projects in 2003 were the acquisitions of the Swenden brick company in Belgium, Brada in the Netherlands and Tacconi in Italy, as well as the exchange of the Schlagmann concrete business for six brick plants belonging to the Heidelberger Group in Germany. These projects significantly strengthened our position in the relevant markets and led to the realization of important cost synergies.

Different growth projects

The brick and clay roof tile business is capital-intensive. It requires a high initial investment and generates stable cash flows. In our core business, we only require 50 to 60% of depreciation for maintenance capex and smaller expansion investments. This leads to high free cash flows that can be used for dividends, growth projects, debt reduction or share buybacks.

Given the attractive opportunities available to Wienerberger as the logical consolidator in the brick industry, we are currently focusing our activities on growth. Here we distinguish between two types of growth projects: so-called "bolt-on projects" and "external projects". Bolt-on projects are acquisitions or new plant constructions that can be integrated into existing activities. They are highly profitable, and we have set an ambitious target in this area: CFROI of 20% within two or three years. An exception to this goal is made for "external projects" if strategic aspects, in particular leading market positions, justify a higher purchase price and form the basis for profitable bolt-on projects in the future. The expected CFROI lies below the 20% in such cases, but these investments must still create an increase in value. If free cash flow after dividends exceeds project requirements, surplus funds will be used to reduce debt or repay shareholders. The following graph illustrates our business model:

Integrated Growth Model



Wienerberger
Free Cash Flow
Growth
Dividends
Share Buyback
Gearing

Investments and Real Estate

The non-core areas of the Wienerberger Group are combined under the Investments and Other segment. We sold the Steinzeug clay pipe joint venture to the ANC Foundation in 2003, which represents a further logical step in our concentration strategy. The goal for the Pipelife joint venture, the fourth-largest producer of plastic pipes in Europe, is continual improvement in earnings and the maximization of free cash flows. We gradually separate non-operating assets from our business activities, and sell them. The proceeds are directed to financing our growth strategy in the core business. After the sale of real estate in Austria, Holland and Germany for a total of € 35 million in the past year, we currently value this area at roughly € 100 million. The remainder of these assets will be sold depending on opportunities to realize suitable returns.

New segmentation and transparency

Wienerberger manages its business with a regional focus, which gives local operating management responsibility for all core products within a country. This requires a change in reporting beginning with the first quarter of 2004, which will further increase the transparency of the Wienerberger Group. Starting immediately we will no longer distinguish between bricks and roofing systems, but focus on regional segments that cover all four core products. In addition we will no longer consolidate the 50% Pipelife investment under Investments and Other using the proportional method but at equity. In the future we will therefore show roughly € 280 million lower revenues, but a significantly higher Group margin.

Revenues	2002	2003	Change
	in € mill.	*in € mill.*	*in %*
Eastern Europe incl. Austria	396.6	455.1	+15
Central Europe (GER, CH, I)	283.7	331.7	+17
Northwest Europe	352.1	480.7	+37
USA	275.6	252.1	-9
Investments and Other [1]	40.9	24.4	-40
Wienerberger Group	**1,348.9**	**1,544.0**	**+14**

EBITDA	2002	2003	Change
	in € mill.	*in € mill.*	*in %*
Eastern Europe incl. Austria	107.6	127.3	+18
Central Europe (GER, CH, I)	51.2	66.6	+30
Northwest Europe	57.0	88.0	+54
USA	59.0	49.1	-17
Investments and Other [1]	-1.4	3.6	>100
Wienerberger Group	**273.4**	**334.6**	**+22**

1) Pipelife plastic pipes consolidated at equity

Economic outlook for 2004

Our current estimates show modest improvement in the global economy. In Western Europe we expect stable markets with no major opportunities for growth. In Germany housing starts should continue at a constant level. Residential construction in other West European countries is forecasted to remain steady or decline by a slight amount.

No signs of slowdown in USA

In the USA there are still no signs for a stronger contraction in housing starts. In 2003 housing starts hovered near the historical high level of 1.8 million units. For 2004 we anticipate a modest decrease, which should not have an impact on brick sales. The growing population and continuing low interest rates, which presently equal 5.8% on 30-year fixed interest mortgage loans, will support satisfactory growth in residential construction in 2004 and thereafter.

Strong growth in Eastern Europe

For the reform countries of Eastern Europe we expect positive development in residential construction over the long-term. Housing starts per 1,000 inhabitants are still significantly below the average in Western Europe. The accession to the European Union should provide added momentum for both the general economy and purchasing power, which will have an indirect effect on new residential construction.

Ambitious goals

The primary objective of Wienerberger is to maximize Total Shareholder Return (TSR). We view both factors, an increase in the price of our stock and dividends, as important. In this context, we have defined a payout ratio of approximately 45%. This will give shareholders a solid minimum return. We also want to grow profitably in all areas of our core business and continually improve earnings, in order to form the basis for sustainable growth in the price of our stock.

For 2003 Wienerberger set a goal to increase revenues by 13% and improve operating earnings by more than 10%. Results show that we were able to increase revenues by 10%, EBITDA by 15% and EBIT by even 25%. For 2004 we have again set ambitious goals. We want to increase both operating earnings and earnings per share by more than 10% this year. This will require roughly 20 smaller bolt-on projects with a total investment of € 150 million. Together with € 50 million from growth projects in progress and € 100 million of maintenance capex, we will invest over € 300 million in the development of our core business in 2004. As the world's leading brick company, Wienerberger has a wide range of opportunities for profitable growth. We want to use these opportunities in the future to continually create value for our shareholders.

Revenues	2003[1]	Plan 2004	Change
	in € mill.	*in € mill.*	*in %*
Eastern Europe incl. Austria	455.1	490.0	+8
Central Europe (GER, CH, I)	331.7	363.7	+10
Northwest Europe	480.7	513.3	+7
USA	252.1	279.4	+11
Investments and Other[3]	24.4	6.8	-72
Wienerberger Group	**1,544.0**	**1,653.2**	**+7**

Capex and Acquisitions[2]	2003	Plan 2004	Change
	in € mill.	*in € mill.*	*in %*
Eastern Europe incl. Austria	67.6	152.1	+125
Central Europe (GER, CH, I)	31.4	64.8	+106
Northwest Europe	243.9	52.2	-79
USA	34.5	42.7	+24
Investments and Other[3]	1.3	1.7	+31
Wienerberger Group	**378.7**	**313.5**	**-17**

1) Figures for 2003 were adjusted to reflect the new segmentation.
2) Additions to tangible and intangible assets, and changes in the consolidation range
3) Pipelife plastic pipes consolidated at-equity

Disclaimer: Statements on the Future

This annual report includes information and forecasts that are based on the future development of the Wienerberger Group and its member companies. These forecasts represent estimates, which were prepared based on the information available at this time. If the assumptions underlying these forecasts are not realized or risks – as described in the risk report – should actually occur, actual results may differ from results expected at this time.

Risk Management

Wienerberger and its environment

The conduct of global operations exposes the Wienerberger Group to a variety of risks. A decentralized plant structure and broad-based management team create a geographical diversification that minimizes these business risks. Moreover, concentration on the core business of bricks and roofing systems leads to optimized processes and a focused risk management system.

Years of experience in this core business and the leading position of Wienerberger on its markets allows the Company to identify and correctly evaluate risks at an early stage. Broad diversification by region and plant structure prevents specific market and production risks from threatening the entire Group, and limits the impact of such events to local parts of the organization. In this way, the Wienerberger business model creates a natural balance of risk.

Definition of risk

Lost profits as risk

In principle, Wienerberger views risk as the potential divergence from corporate goals. Risk is therefore a range of possible "future scenarios" that covers the possibility of a loss (risk in the literal sense of the word) as well as the failure to realize an additional gain. At Wienerberger, risk management is an integral component of all decisions and business processes. Risk management is incorporated in company processes primarily through the management structure, business planning, and detailed reporting and information systems.

Risk policy

Financial risks monitored by holding company

The local Wienerberger companies deliberately take on risk only as part of their operating activities in the production and sale of building materials. These risks are always evaluated in relation to potential gains or opportunities. Risks beyond the scope of operating activities, for example financial risks, are monitored and managed by Wienerberger AG as the parent company of the Group. The local companies support this function by supplying information.

In addition to local operating risks, the Group incurs the following risks outside the scope of ordinary business activities: acquisition risks, financial risks and investment risks arising from non-core areas. All other risks are avoided or hedged. Above all, speculative actions not related to operating activities are prohibited.

Risk assessment

Assessment with external consultant

In 2003 Wienerberger conducted an extensive risk assessment survey with the support of an external risk management consultant. Based on interviews with the members of the Management Committee and selected key managers, the risks encountered by the Wienerberger Group were identified, analyzed and documented with respect to their quantitative and qualitative impact, above all the possible extent of damages and probability of occurrence. This analysis process isolated the fifteen major risks for Wienerberger. These risks can be classified in four groups (also see the Risk Report in the Notes on page 102):

1. Market risks

e.g. development of the construction and brick markets, price development

2. Procurement, production, capital expenditure and acquisition risks

e.g. excess production capacity, research and development, prices for raw materials and energy

3. Financial risks

e.g. foreign exchange risks, financing limitations

4. Other risks

e.g. environmental risks, legal risks

Annual risk analysis

Based on these major risks, the Group is currently reviewing specific risk management procedures. In the future the major risks for the Wienerberger Group will be analyzed each year as part of the strategy discussion by the Management Committee, and adjusted if necessary.

Limited risk for the Group

Broad diversification by region and plant structure has limited the greatest single risk in the Wienerberger Group to only 20-25% of current EBITDA. From the current point of view, there are no risks that could endanger the continued existence of the Group.

In addition to the fifteen major risks, there are a number of secondary risks with a significantly lower probability of occurrence and possible extent of damages. These secondary risks are monitored primarily by the local Group companies, which inform Wienerberger AG if the level of risk should increase.

Risk management

The procedures for handling individual operating risks are defined in various management and investment standards as well as guidelines covering, for example, treasury and procurement.

Insurance policies

Insurance policies have been concluded to cover specific guarantee or warranty risks and possible damages, in order to reduce or eliminate the possible consequences of any remaining risks for the Group. The scope of these insurance policies is analyzed regularly based on the maximum cost associated with the insured risk and the relevant insurance premium.

External experts

In order to counter potential risks that could result from the wide variety of tax, competition, patent, cartel, and environmental regulations and laws faced by the Group, decisions and business processes also include extensive legal consultations by company and outside experts.

Risk monitoring and control

Extensive reporting

The most important instruments for the management of risk are planning and controlling processes, Group guidelines, and regular reporting. In the monitoring and control of normal business risk, reporting plays a key role. Information on indicators that point to a major potential risk or opportunity and are not included in the formal reporting procedure is passed on to the next higher management level without delay.

Report of auditor

The Group auditor evaluates and reports on the effectiveness of Wienerberger risk management each year to the Supervisory Board, the Managing Board and relevant key managers.

Responsibilities

Managing Board responsibility

Risk management represents an integral part of the Wienerberger organization. The overall responsibility for risk management at the Group level lies with the Managing Board. Operating risks are handled on a decentralized basis by local management in the individual companies. Specific risks (e.g. foreign exchange risks) are handled by service units at the Group level.

Committing guidelines

Compliance with regulations and the supervision of employees in their interaction with risk is a basic responsibility of all Wienerberger managers. Group standards, guidelines, instructions, and manuals are designed to guarantee uniform and safe actions, and are binding for all employees of the Wienerberger Group.

Risk report in the notes

A detailed overview of the risks for the Wienerberger Group can be found in the notes on page 102. According to the Austrian corporate governance code the effectiveness and efficiency of Wienerberger risk management was controlled and found to be correct by the Group auditor.

Milestones

1819	Founding by Alois Miesbach on the Wienerberg in Vienna
1869	Start of public trading on the Vienna Stock Exchange
1918	Loss of plants in Croatia, Hungary and Czechoslovakia in the wake of World War I
1945	Hundreds of dead and destruction of plants on the Wienerberg in aerial attacks
1955	Record production for the reconstruction of Vienna after World War II
1972	Investment in Bramac concrete roof tile company in Austria
1980	Beginning of reorganization and turnaround by new management under Erhard Schaschl
1986	Start of internationalization and expansion through acquisition of the Oltmanns Group in Germany and expansion of clay pipe activities
1989	Founding of Pipelife joint venture (plastic pipes), investment in Treibacher Chemische Werke (metallurgy and abrasives) and the ÖAG Group (sanitary products wholesaler)
1990	Start of expansion in Eastern Europe through market entry in Hungary, development of leading position on European brick market
1994	Sale of the ÖAG Group
1995	Acquisition of the Sturm Group in France
1996	Acquisition of Terca, the leading facing brick producer in Belgium and Holland, majority investment in Semmelrock (pavers) in Austria
1997	Sale of the Business Park Vienna real estate project and Treibacher Abrasives
1999	Advance to Global Player through the acquisition of General Shale in the USA, purchase of ZZ Wancor in Switzerland, and acquisition of Mabo in Scandinavia by Pipelife
2000	Transformation to Pure Player in building materials through sale of Treibacher Industries and Wipark garage business, acquisition of Cherokee Sanford in the USA
2001	New Managing Board under Wolfgang Reithofer, acquisition of Optiroc brick division in Northern Europe, implementation of a Group-wide restructuring program with focus on Germany
2002	Acquisition of Hanson plc brick activities in Continental Europe, Wienerberger becomes a free float company
2003	Development of Roofing Systems as second core business through acquisition of a 50% stake in Koramic Roofing and advance to Number 2 in roofing systems in Europe, sale of Steinzeug clay pipe activities and dissolution of Alwa real estate joint venture
2004	Transformation to a pure free float company after placement of all shares by the former large shareholders Bank Austria Creditanstalt und Koramic

Production Sites

218 plants in 23 countries

- **87 plants for hollow bricks, 66 for facing bricks**
- **6 plants for ceilings/girders, 2 for chimneys, 2 for aggregates, 1 for concrete products**
- **9 plants for pavers, including 3 clay pavers and 6 concrete pavers**
- **45 plants for roofing systems, including 34 for clay roof tiles and 11 for concrete roof tiles**

Europe:

Belgium
Hollow bricks
Beerse
Kortemark
Rumst
Steendorp
Tessenderlo
Zonnebeke
Facing bricks
Beerse
Ghlin
Kortemark
Maaseik
Malle
Niel
Peruwelz
Rijkevorsel
Wanlin
Warneton
Clay tiles
Aalbeke [1]
Moeskroen [1]

Bulgaria
Concrete tiles
Silistra [1]

Denmark
Facing bricks
Pedershvile [2]
Provelyst [2]
Varde

Germany
Hollow bricks
Aichach [1]
Ansbach
Bad Freienwalde
Bad Neustadt
Bollstedt
Buldern
Eisenberg
Erfurt
Grafentraubach [1]
Gransee
Hainichen
Isen [1]
Jeddeloh
Lanhofen [1]
Malsch
Mühlacker
Rietberg
Sittensen
Spardorf
Wefensleben
Zwickau
Facing bricks
Baalberge
Buchwäldchen
Malliss
Petershagen
Woldegk
Ceilings
Spardorf
Chimney systems
Elze
Geiselbullach
Osterwald
Clay tiles
Langenzenn [1]
Mühlacker [1]

Estonia
Facing bricks
Aseri
Clay tiles
Aseri [1]

Finland
Facing bricks
Koria
Lappila

France
Hollow bricks
Achenheim
Betschdorf I & II
Pont de Vaux
Facing bricks
Angervilliers
Hulluch
Ollainville
Quienot
Wizernes
Ceilings
Achenheim
Clay tiles
Aleonard [1]
Bouxwiller [1]
Lantenne [1]
Seltz [1]

Italy
Hollow bricks
Cormons [2]
Feltre
Imola
Terni
Sagrado [2]

Croatia
Hollow bricks
Dakovo
Karlovac II & III
Concrete tiles
Drnis [1]
Clay tiles
Bedekovcina [3]
Dakovo [3]

Macedonia
Clay tiles
Vinica [3]

Netherlands
Hollow bricks
Brunssum
Facing bricks
Bemmel
Erlecom
Esbeek
Haaften
Heteren
Kijfwaard I
Milsbeek
Nuance
Oosterhout
Reuver
Rijssen
Roodvoet
Thorn
Timmermans
Wolfswaard
Clay pavers
Kijfwaard II
Daams
Doorwerth
Clay tiles
Tegelen I & II [1]
Deest [1]

Norway
Facing bricks
Lunde

Austria
Hollow bricks
Apfelberg
Fürstenfeld
Göllersdorf
Haiding
Hennersdorf
Laa/Thaya
Uttendorf
Facing bricks
Rotenturm
Concrete tiles
Gaspoltshofen [1]
Pöchlarn [1]
Clay tiles
Gleinstätten [3]
Pinkafeld [3]
Unterpremstätten [3]
Concrete pavers
Klagenfurt
Leopoldsdorf

Poland
Hollow bricks
Dobre
Gnaszyn
Honoratka I & II
Lajsi
Lebork II & III
Zielieniec
Zielonka
Zlocieniec
Facing bricks
Jankowa
Torun
Ceilings
Honoratka III
Clay tiles
Kunice [1]
Concrete pavers
Gliwice
Kolbiel

Romania
Hollow bricks
Gura Ocnitei
Sibiu
Clay tiles
Sibiu [3]

Sweden
Facing bricks
Enköping

Switzerland
Hollow bricks
Istighofen
Rafz
Clay tiles
Istighofen
Laufen

Serbia
Clay tiles
Potisje Kanjiza [3]

Slovakia
Hollow bricks
Boleraz
Zlaté Moravce
Concrete tiles
Ivanka pri Nitra [1]
Clay tiles
Nitrianské Pravno [3]
Concrete pavers
Sered

Slovenia
Hollow bricks
Ormoz
Pragersko
Concrete tiles
Skocjan [1]
Clay tiles
Krizevci [3]

Czach Republic
Hollow bricks
Cicenice
Holice
Hostomice
Kostelec n. Orl.
Lety
Novosedly
Osik
Repov
Tunechody
Tyn
Ceilings
Repov
Concrete tiles
Chrudim [1]
Olbramovice [1]
Protivin [1]
Clay tiles
Blizejov [3]
Hranice [3]
Jircany [3]
Slapanice [3]
Stod [3]

Hungary
Hollow bricks
Abony
Balatonszentgyörgy
Bataszék
Békéscsaba III
Kisbér
Köszeg
Mezötur
Örbottyán
Pannonhalma
Solymár I & II
Sopron
Teskánd
Törökbalint [2]
Ceilings
Köszeg
Ócsa
Concrete tiles
Kecskemet [1]
Veszprém [1]
Clay tiles
Békéscsaba I & II [3]
Csorna [3]
Tata [3]
Concrete pavers
Ócsa

North America:

USA
Facing bricks
Atlanta, GA
Brickhaven, NC
Cape Fear, NC
Corbin, KY
Darlington, PN
Johnson City, TN
Kingsport I & II, TN
Knoxville, TN
Lee County, NC
Louisville, KY
Marion I & II, VA
Mooresville I & II, IN
Roanoke I & II, VA
Rome, GA
Sanford, NC
Somerset, VA
Concrete products
Kingsport IV, TN
Arkalite
West Memphis, AR
Sand
Hillsboro, TN

Notes:
1) 50% investment
2) 25 – 50% investment
3) 25% investment

29 plastic pipe plants belonging to the Pipelife joint venture and one stove tile plant in Austria are not shown separately.

As of March 2004

Structure and Organization

Wienerberger AG – New Segmentation beginning 2004



Managing Board
CEO Wolfgang Reithofer
COO Heimo Scheuch
Corporate Services
Strategy
General Secretary
Corporate Communications
Corporate Marketing
Euro-Lobbying

Core Business

Central Europe

Northwest Europe



Italy
Switzerland
Germany
Joint venture
Schlagmann 50 %
Joint venture
Koramic Roofing Systems 50 %
Belgium
Holland
France
Great Britain and Ireland
Denmark
Sweden
Norway
Finland and the Baltics
Joint venture
Koramic Roofing Systems 50 %
Investments and Other

Joint venture

Pipelife 50 %

Europe

USA

Asia

CFO Hans Tschuden

- Corporate Finance
- Group Treasury
- Corporate IT
- Human Resources
- Corporate Development

COO Johann Windisch

- Group Engineering
- International Procurement



Eastern Europe incl. Austria
USA
Austria
Hungary
Czech Republic
Poland
USA
Slovakia
Croatia
Slovenia
Romania
Bosnia Herzegovina
Joint venture
Koramic Roofing Systems 50 %
Joint venture
Tondach Gleinstätten 25 %
Central and Eastern Europe
Joint venture
Bramac 50 %
Central and Eastern Europe

- Real estate and other
- Holding company

Status: March 2004

His philosophy:

Danger only exists if is not identified and eliminated in time.



The project: work safety

In order to guarantee maximum safety for our employees, Charles and his team have developed a comprehensive program. It ranges from safety courses for new employees to regular training on work processes – because our goal is to send all our employees home in good health after a day at work.

These measures have led to an enormous improvement in work safety at the Kingsport plant in Tennessee: in 2.2 million work hours – or 9 years – there has not been a single accident. An important step for a company that places people at the focal point of activities.







Charles Smith

Vice President Engineering and Research

General Shale, USA

Income Statement

Notes		2003 *in TEUR*	2002 *in TEUR*
(7)	Revenues	1,826,899	1,653,676
(8, 9)	Cost of goods sold	-1,197,939	-1,103,235
	Gross profit	**628,960**	**550,441**
(8, 9)	Selling expenses	-315,725	-289,920
(8, 9)	Administrative expenses	-111,624	-101,215
(10)	Other operating expenses	-44,706	-46,305
(11)	Other operating income	53,024	55,925
(8)	Amortization of goodwill	-19,735	-17,330
	Operating profit before non-recurring items	**190,194**	**151,596**
	Non-recurring write-offs and provisions related to restructuring	0	-29,773
	Non-recurring income	0	30,064
	Operating profit after non-recurring items	**190,194**	**151,887**
	Income from investments in associates	**1,613**	**4,860**
(12)	***Financial results***	**-37,551**	**-37,227**
	Profit before tax	**154,256**	**119,520**
(13)	Income taxes	-41,118	-33,644
	Profit after tax	**113,138**	**85,876**
	Minority interest	-2,721	-1,258
	Net profit for the period	**110,417**	**84,618**
(28)	**Adjusted earnings per share before amortization of goodwill and non-recurring items (in EUR)**	**2.01**	**1.57**
(28)	**Earnings per share (in EUR)**	**1.71**	**1.31**
(28)	**Diluted earnings per share (in EUR)**	**1.71**	**n.a.**
(28)	**Recommended or paid dividend per share (in EUR)**	**0.77**	**0.66**

The following notes to the financial statements form an integral part of this income statement.

Statement of Cash Flows

Notes		2003 *in TEUR*	2002 *in TEUR*
	Profit after tax	113,138	85,876
	Depreciation and amortization	159,940	151,214
	Non-cash, non-recurring write-offs related to restructuring	0	20,197
	Write-up of fixed and financial assets	-2,555	-1,456
	Increase/decrease in long-term provisions	-10,741	-25,504
	Income from associates	-1,808	-5,080
	Income/loss from the disposal of fixed and financial assets	-13,543	-7,730
	Non-cash, non-recurring income from associates	0	-15,250
	Gross cash flow	**244,431**	**202,267**
	Increase/decrease in inventories	43,872	4,457
	Increase/decrease in trade receivables	-2,425	23,218
	Increase/decrease in trade payables	-27,543	-2,877
	Increase/decrease in other net current assets	6,981	30,904
	Changes in non-cash items resulting from foreign exchange translation	33,454	-11,040
(26)	**Cash flow from operating activities**	**298,770**	**246,929**
	Proceeds from the sale of assets	63,650	63,044
	Purchase of property, plant and equipment and intangible assets	-158,733	-116,541
	Payments made for investments in financial assets	-10,604	-13,261
	Increase/decrease in marketable securities	-17,619	11,483
	Cash flow from changes in the consolidation range	-211,272	-64,812
(27)	**Cash flow from investing activities**	**-334,578**	**-120,087**
	Increase/decrease in long-term borrowings	143,693	76,422
	Increase/decrease in short-term borrowings	-24,694	-186,403
	Dividends paid by Wienerberger AG	-42,665	-38,783
	Dividends paid to minority shareholders	-2,346	-2,339
	Dividend payments from associates	660	505
	Cash flow from financing activities	**74,648**	**-150,598**
	Change in cash and cash at bank	**38,840**	**-23,756**
	Effect of exchange rate fluctuations on cash held	-2,961	-1,084
	Cash and cash at bank at the beginning of the year	101,776	126,616
	Cash and cash at bank at the end of the year	**137,655**	**101,776**
	Thereof cash	137,655	101,776

The following notes to the financial statements form an integral part of this statement of cash flows.

Balance Sheet

Notes	ASSETS	31.12.2003 in TEUR	31.12.2002 in TEUR
	Intangible assets	341,848	267,996
	Property, plant and equipment	1,173,471	1,110,004
	Financial assets	86,551	82,900
(14)	**Fixed and financial assets**	**1,601,870**	**1,460,900**
(15)	Inventories	348,404	370,229
(16)	Trade receivables	163,816	155,072
(16)	Other receivables	205,955	118,795
(24)	Marketable securities	51,166	66,932
	Cash and cash at bank	137,655	101,776
	Current assets	**906,996**	**812,804**
(20)	**Deferred tax assets**	**39,672**	**48,519**
	Total Assets	**2,548,538**	**2,322,223**
	EQUITY AND LIABILITIES		
	Issued capital	65,279	65,279
	Share premium	192,831	192,831
	Retained earnings	820,103	724,438
	Treasury stock	-13,327	-13,370
	Translation reserve	-108,206	-16,349
(17)	**Equity**	**956,680**	**952,829**
	Minority interest	**26,326**	**20,248**
(18)	Provisions for severance payments	12,415	15,101
(18, 19)	Provisions for pensions	36,024	43,063
(20)	Provisions for deferred taxes	92,970	89,934
(18)	Provisions for current taxes	7,619	7,167
(18)	Other provisions	157,988	154,878
	Provisions	**307,016**	**310,143**
(21, 24)	Interest-bearing loans	1,000,836	813,897
(21)	Finance leases	32,054	8,105
(21)	Trade payables	117,651	124,967
(21)	Other liabilities	107,975	92,034
	Liabilities	**1,258,516**	**1,039,003**
	Total Equity and Liabilities	**2,548,538**	**2,322,223**

The following notes to the financial statements form an integral part of this balance sheet.

Capital and Reserves

in TEUR	Issued capital	Share premium	Retained earnings	Treasury stock	Translation reserve	Total	Minority interest
Balance on 31.12.2001	**65,279**	**192,831**	**676,337**	**-13,437**	**66,030**	**987,039**	**21,019**
Net profit/Minority interest			84,618			84,618	1,258
Dividend payments			-38,783			-38,783	-2,339
Currency translation adjustment					-82,379	-82,379	-46
Hedging reserves			0			0	
Capital increase/decrease						0	673
Increase/decrease in minority interest							0
Change in treasury stock				67		67	
Other changes			2,266			2,266	-317
Balance on 31.12.2002	**65,279**	**192,831**	**724,438**	**-13,370**	**-16,349**	**952,829**	**20,248**
Net profit/Minority interest			110,417			110,417	2,721
Dividend payments			-42,665			-42,665	-2,346
Currency translation adjustment					-91,857	-91,857	-1,790
Hedging reserves			27,061			27,061	
Capital increase/decrease						0	994
Increase/decrease in minority interest							6,749
Change in treasury stock				43		43	
Other changes			852			852	-250
Balance on 31.12.2003	**65,279**	**192,831**	**820,103**	**-13,327**	**-108,206**	**956,680**	**26,326**

The following notes to the financial statements form an integral part of this schedule on capital and reserves.

Changes in Fixed and Financial Assets

Acquisition or Production Costs

	Balance on 1.1.2003	Acquisition/ disposal of businesses	Foreign exchange incr./decr.	Acquisitions	Disposals	Transfers	Balance on 31.12.2003
Goodwill	**341,957**	101,216	-39,617	2,105	11,765	-31	**393,864**
Other intangible assets	**28,643**	19,619	-677	1,692	1,116	2	**48,163**
Intangible assets	**370,600**	120,835	-40,294	3,796	12,881	-29	**442,028**
Land, rights to land and buildings, including buildings on land owned by third parties	**829,011**	24,082	-32,762	29,374	97,627	41,702	**793,780**
Machinery and equipment	**1.549,991**	25,661	-73,340	74,976	193,946	14,593	**1,397,935**
Fixtures, fittings, tools and equipment	**104,055**	-5,657	-3,299	8,921	14,989	-133	**88,898**
Prepayments and assets under construction	**33,099**	3,183	-4,391	41,666	3,198	-22,257	**48,102**
Property, plant and equipment	**2,516,156**	47,270	-113,792	154,937	309,761	33,905	**2,328,716**
Investments in subsidiaries	**6,778**	-1,484	-1	7,081	234	0	**12,140**
Investments in associates	**66,812**	-1,020	-525	3,400	0	-33,876	**34,791**
Other investments	**11,431**	-150	-25	123	5,612	33,958	**39,726**
Financial assets	**85,021**	-2,654	-550	10,604	5,846	82	**86,657**
	2,971,777	**165,451**	**-154,636**	**169,337**	**328,487**	**33,958**	**2,857,400**

Note: Rounding differences may arise from the automatic processing of data.
The following notes to the financial statements form an integral part of this schedule on changes in fixed and financial assets.

Depreciation

in TEUR

Balance on 1.1.2003	Acquisition/ disposal of businesses	Foreign exchange incr./decr.	Current year	Write-up	Disposals	Transfers	Balance on 31.12.2003	Carrying amount 31.12.2003	Carrying amount 31.12.2002
81,508	-1,597	-10,589	19,735	0	9,163	0	**79,894**	**313,970**	**260,449**
21,096	-3,348	-411	3,100	0	153	0	**20,285**	**27,878**	**7,547**
102,604	-4,945	-10,999	22,835	0	9,316	0	**100,179**	**341,848**	**267,996**
306,847	-10,275	-7,602	27,482	34	65,675	-138	**250,607**	**543,173**	**522,164**
1,022,493	-50,388	-37,464	98,691	2,239	189,504	501	**842,090**	**555,845**	**527,498**
76,733	-8,281	-2,066	10,531	283	13,866	-518	**62,251**	**26,647**	**27,322**
79	-70	-4	122	0	-17	154	**297**	**47,805**	**33,020**
1,406,152	-69,013	-47,135	136,826	2,555	269,029	0	**1,155,245**	**1,173,471**	**1,110,004**
3,214	-25	0	0	0	13	0	**3,177**	**8,963**	**3,564**
-1,066	-1,020	-32	196	1,808	-660	0	**-3,071**	**37,862**	**67,878**
-27	-30	-2	83	0	23	0	**0**	**39,726**	**11,458**
2,121	-1.075	-35	279	1,808	-624	0	**106**	**86,551**	**82,900**
1,510,877	**-75,032**	**-58,169**	**159,940**	**4,363**	**277,721**	**0**	**1,255,530**	**1,601,870**	**1,460,900**

Segment Reporting

Segments	Bricks Central and Eastern Europe		Bricks Western Europe		Bricks USA	
in TEUR	2003	2002	2003	2002	2003	2002
Third party revenues	364,560	326,604	631,200	549,710	252,052	275,600
Inter-company revenues	7,600	5,639	1,992	1,699	0	0
Total revenues	372,160	332,243	633,192	551,409	252,052	275,600
Operating EBITDA	108,026	94,871	121,266	98,848	49,098	59,039
Depreciation and amortization	29,278	31,526	60,783	58,202	22,398	27,235
Operating profit before non-recurring items	78,748	63,344	60,483	40,646	26,700	31,804
Income from investments in associates	52	0	105	-43	-46	-76
Investments in associates	80	0	6,868	6,811	5,132	2,286
Liabilities	331,683	140,638	457,255	509,493	285,570	308,213
Capital employed	275,647	295,296	630,553	602,974	281,407	343,970
Assets	663,871	410,575	931,305	846,002	368,235	409,165
Capital expenditure	23,807	25,670	72,256	37,950	34,526	17,873
Acquisitions	4,221	8,042	13,887	56,878	0	0
Employees	3,153	3,201	3,647	3,571	1,886	1,936

Regions	Revenues		EBITDA [1]		EBIT [1]	
in TEUR	2003	2002	2003	2002	2003	2002
Austria	138,164	129,801	5,417	6,596	-4,252	-4,533
Germany	251,724	220,115	40,456	27,932	9,288	-4,814
Benelux	343,867	261,932	62,176	42,299	30,404	21,076
France	127,837	102,505	16,644	11,516	4,930	4,206
Eastern Europe	410,165	359,826	121,366	99,194	90,431	67,605
Other Europe	260,802	254,634	51,596	48,549	31,168	30,892
USA	272,566	299,551	50,426	63,251	27,477	35,229
Asia	21,774	25,312	1,774	3,253	748	1,936
Wienerberger Group	**1,826,899**	**1,653,676**	**349,855**	**302,588**	**190,194**	**151,596**

Revenues	Bricks Central and Eastern Europe		Bricks Western Europe		Bricks USA	
in TEUR	2003	2002	2003	2002	2003	2002
Austria	73,965	66,345				
Germany			199,092	174,101		
France			80,049	76,119		
Belgium			94,510	73,954		
Holland			142,328	127,523		
Switzerland						
Italy			51,328	40,084		
Spain						
Scandinavia			29,043	26,607		
Other EU			30,025	26,811		
Czech Republic	64,535	56,751				
Hungary	103,388	89,359				
Poland	66,857	65,374				
Other East Europe	62,678	54,163	5,484	4,795		
USA					252,052	275,600
China						
Asia excl. China						
Wienerberger Group	**371,423**	**331,992**	**631,859**	**549,995**	**252,052**	**275,600**

1) Operating EBITDA and EBIT by region is classified based on company headquarters and not by customer location, as is the case with revenues. A comparison to revenues is therefore limited and may lead to incorrect conclusions.

Roofing Systems		Investments and Other		Group Eliminations		Wienerberger Group	
2003	2002	2003	2002	2003	2002	2003	2002
240,405	132,588	330,486	363,092			**1,818,703**	**1,647,594**
1,012	73	12,784	10,946	-15,192	-12,275	**8,196**	**6,082**
241,417	132,661	343,270	374,038	-15,192	-12,275	**1,826,899**	**1,653,676**
54,626	22,031	16,590	27,819	249	-19	**349,855**	**302,588**
30,130	11,878	17,072	22,151	0	0	**159,661**	**150,992**
24,496	10,153	-482	5,668	249	-19	**190,194**	**151,596**
1,296	4,384	206	595	0	0	**1,613**	**4,860**
19,348	18,553	6,433	40,227	0	0	**37,861**	**67,877**
350,061	157,179	764,295	830,367	-623,332	-596,743	**1,565,532**	**1,349,147**
318,081	102,500	129,723	163,924		0	**1,635,411**	**1,508,664**
868,909	337,995	2,274,283	2,045,883	-2,558,065	-1,727,397	**2,548,538**	**2,322,223**
13,445	3,429	14,699	31,620		0	**158,733**	**116,542**
215,221	-109	591	0		0	**233,920**	**64,811**
1,712	837	1,839	1,933	0	0	**12,237**	**11,478**

Assets		Capital Employed		Capex and Acquisitions	
2003	2002	2003	2002	2003	2002
352,686	332,909	68,637	52,534	7,449	24,390
296,796	343,079	216,504	264,652	27,952	11,079
575,935	337,260	396,113	227,506	179,597	63,043
175,649	131,814	142,329	101,551	55,187	18,350
428,761	406,135	292,917	288,183	65,323	34,083
327,346	333,126	220,205	210,595	21,251	10,191
376,352	419,202	287,756	351,214	34,920	18,102
15,013	18,700	10,950	12,429	974	2,115
2,548,538	**2,322,223**	**1,635,411**	**1,508,664**	**392,653**	**181,352**

Roofing Systems		Investments and Other		Wienerberger Group	
2003	2002	2003	2002	2003	2002
15,001	15,087	49,198	48,369	**138,164**	**129,801**
15,424		37,208	46,014	**251,724**	**220,115**
26,213		21,575	26,386	**127,837**	**102,505**
32,934		24,047	28,672	**151,491**	**102,626**
21,229		28,819	31,783	**192,376**	**159,306**
62,366	68,245			**62,366**	**68,245**
				51,328	**40,084**
		15,932	18,498	**15,932**	**18,498**
		61,276	60,523	**90,319**	**87,130**
		10,832	13,865	**40,857**	**40,676**
20,436	16,611	6,796	6,607	**91,767**	**79,969**
12,081	11,340	6,965	8,024	**122,434**	**108,723**
11,544		9,703	11,188	**88,104**	**76,562**
23,660	21,370	16,038	14,244	**107,860**	**94,572**
		20,514	23,951	**272,566**	**299,551**
		13,533	17,341	**13,533**	**17,341**
		8,241	7,971	**8,241**	**7,971**
240,888	**132,653**	**330,677**	**363,436**	**1,826,899**	**1,653,676**

Reporting in accordance with International Financial Reporting Standards (IFRS)

These financial statements were prepared in keeping with § 245a of the Austrian Commercial Code and in accordance with the principles set forth in guidelines issued by the International Accounting Standards Board (IASB) and Interpretations of the International Financial Reporting Interpretations Committee (IFRIC) (see Note 1), which were in effect as of the balance sheet date. These financial statements meet the requirements set forth in the European Union Guideline for Group Accounting (Guideline 83/349/EWG).

I. General Information

1. Basis of Preparation

Wienerberger is an international building materials group; the headquarters of the parent company are located in Vienna. Business activities can be classified in five segments: Bricks Central and Eastern Europe, Bricks Western Europe, Bricks USA, Roofing Systems, and Investments and Other. The consolidated financial statements of Wienerberger AG and its subsidiaries reflect International Financial Reporting Standards (IFRS) valid for the 2003 business year.

Independent auditors have examined the annual financial statements of all material companies and all national and international companies which require a statutory audit or have submitted to a voluntary audit and which are included using the full consolidation method; all such audited financial statements were awarded unqualified opinions. The financial statements of all consolidated companies are based on historical acquisition and production costs, and were prepared as of the balance sheet date. To simplify presentation, certain items on the balance sheet and income statement were grouped together. The Notes provide detailed information on all such items.

2. Consolidation Range

An overview of the companies included in the consolidation and companies valued at equity is provided in the List of Companies at the end of the Notes.

In addition to Wienerberger AG, the financial statements include 8 (2002: 8) Austrian and 92 (2002: 90) foreign subsidiaries in which Wienerberger AG has management control or directly or indirectly owns the majority of shares. 34 (2002: 41) affiliates whose influence on the asset, financial and earnings position of the Group is immaterial were not included in the consolidation. The revenues, income, liabilities and assets of these unconsolidated companies equal less than 2% of the respective Group figures.

67 (2002: 52) joint ventures under common management were consolidated using the proportional method. Following the deconsolidation of the Steinzeug Group as of September 30, 2003, four companies were no longer included in the consolidated financial statements as of December 31, 2003. The equity method is used in cases where the Wienerberger Group holds between 20 and 50% of the shares (associates), if these entities are considered significant for the preparation of a true and fair view of the Group's assets, financial and earnings position.

The consolidation range developed as follows during the 2003 reporting year:

Consolidation Range	**Control**	**Joint control**	**Equity accounting**
Status as at 31.12.2002	**99**	**52**	**9**
Change in consolidation method	6	0	0
Included during reporting year for first time	4	19	2
Merged during reporting year	-8	-3	0
Divested during reporting year	0	-5	-2
Status as at 31.12.2003	**101**	**63**	**9**
Thereof foreign companies	92	57	6

The following table shows the pro rata values for joint ventures included in the financial statements at their proportional share:

in TEUR	**2003**	**2002**
Revenues	524,043	443,380
Operating EBITDA	65,249	49,529
Operating EBIT	28,861	23,426

in TEUR	**31.12.2003**	**31.12.2002**		**31.12.2003**	**31.12.2002**
A. Fixed assets	318,501	145,636	A. Equity	149,386	98,066
B. Current assets	86,097	76,772	B. Provisions	60,550	48,547
C. Receivables	95,566	78,840	C. Interest bearing loans	171,370	108,242
D. Cash, bank	20,638	17,278	D. Other liabilities	139,496	63,671
	520,802	**318,526**		**520,802**	**318,526**

3. Acquisitions and Disposals

The following acquisitions made during 2003 are included in the consolidation for the first time:

Name of Company	**Share %**
Opekarna Pragersko d.d.	47.26%
Klinkerwerk Buchwäldchen GmbH	100.00%
Wienerberger Tacconi Srl	59.99%
Alaúdae Srl	100.00%
Koramic Roofing Products N.V.	50.00%
Dakpannenfabriek Pottelberg N.V.	50.00%
Tuileries du Hainaut SA	50.00%
Koramic Dakpangroep B.V.	50.00%
Dakpannenfabriek Deest B.V.	50.00%
Dakpannenfabriek Tegelen B.V.	50.00%
Koramic Janssen-Dings B.V.	50.00%
Koramic Tuiles Participations SA	50.00%
Koramic Tuiles SAS	50.00%

Name of Company	Share %
Migeon SA	50.00%
Tuilerie de Bouxwiller SARL	50.00%
Koramic Dachziegel Handels GmbH	50.00%
Wiekor Dachprodukte GmbH& Co. KG	50.00%
Wiekor OÜ	50.00%
Koramic Pokrycia Dachowe Sp.z o.o.	50.00%
Polskie Przedsiebiorstwo Obrotu Gruntami Sp. z o.o.	24.50%

The primary changes in the consolidation range since December 31, 2002 involve the acquisition of a 50 % stake in the roofing activities of Koramic Building Products N.V. as of January 1, 2003. The purchase price for this 50 % share of 13 clay roof tile plants in Belgium, the Netherlands, France, Germany, Poland and Estonia totaled TEUR 211,500. The new subsidiaries were consolidated as of January 1, 2003 at their proportional share. During the period from January 1, 2003 to December 31, 2003, these activities generated pro rata revenues of TEUR 107,967 and pro rata EBITDA of TEUR 25,009.

The brick plant in Terni, Italy, in which Wienerberger purchased a 59.99% stake from the Tacconi family (Wienerberger Tacconi Srl), was fully consolidated as of July 1, 2003. The brick plant in Slovenia (Operkarna Pragersko d.d.), in which a 47.3% investment was acquired, was consolidated as of September 1, 2003 because Wienerberger exercises control.

Alwa Güter- und Vermögensverwaltungs GmbH was divided as of September 30, 2003. In exchange for the 49.9% stake in Alwa Güter- und Vermögensverwaltungs GmbH, selected assets were transferred to Wienerberger AG and other assets were transferred to Proschenhof Gutsverwaltung GmbH, which was founded in conjunction with the spin off. Proschenhof Gutsverwaltung GmbH was sold during 2003 at a price equal to the IFRS book value.

The 50% participation in the Steinzeug Group was sold during the fourth quarter and deconsolidated as of September 30, 2003. The Steinzeug Group is included in the income statement at its proportional share for the period from January 1, 2003 to September 30, 2003. The proceeds on sale largely reflect the consolidated book value of TEUR 24,187 as of September 30, 2003.

Companies included for the first time were consolidated at the point of acquisition or at the next balance sheet date, unless this led to a material impact compared to inclusion at the point of acquisition.

The effects of changes in the consolidation range during 2003 (point of initial consolidation or deconsolidation) on the Group financial statements are as follows:

in TEUR	2003
Revenues	103,346
Operating EBITDA	25,341
Operating EBIT	8,781

in TEUR			
A. Fixed assets	242,715	A. Provisions	8,572
B. Current assets	22,047	B. Interest-bearing loans	10,927
C. Receivables	29,331	C. Other liabilities	53,317
D. Cash, bank	-221,277		
	72,816		**72,816**

4. Basis of Consolidation

For included subsidiaries, the book value method is used to eliminate the investment and equity. Under this method, the book value of the investment is compared with the relevant shareholders' equity on the date of initial consolidation (purchase accounting). Any identifiable difference between purchase price and applicable equity is added to fixed assets; any goodwill remaining is capitalized (TEUR 109,656 for the reporting year) and amortized over a period of 20 years.

In conjunction with initial consolidations made 2003, no differences were recorded as negative goodwill.

Joint ventures are included at their proportional share in keeping with the general principles described above.

For associates consolidated at equity, the same basic methodology applied to subsidiaries and joint ventures is used to consolidate shareholders' equity, based on the most recent available financial statements. For companies consolidated using equity accounting, local valuation methods are maintained if the relevant amounts are immaterial.

All receivables and liabilities, revenues, and other income and expenses arising between companies consolidated at 100% or their proportional share are eliminated. Discounts and other unilaterial transactions affecting profit and loss are charged to the income statement. Defered taxes are calculated on the income tax effect of consolidation entries that affect the income statement.

Inter-company gains and losses, which arise from the sale of goods or services between Group companies and which affect fixed or current assets, are eliminated unless they are immaterial.

5. Foreign Currency Translation

The accounts of foreign companies are translated into euro based on the functional currency method. The relevant local currency is the functional currency in all cases since these companies operate independently from a financial, economic, and organizational standpoint. With the exception of the component parts of shareholders' equity, all balance sheet items are translated using the closing rate on December 31, 2003. Goodwill is recorded as an asset in local currency and also translated at the closing rate on the balance sheet date for the financial statements. Expense and revenue items are translated at the average exchange rate for the year.

Unrealized currency translation differences arising from non-current Group loans are offset against the translation reserve with no impact on the income statement.

Translation risk arising from the Group's brick activities in the USA is limited by foreign currency swaps. These transactions involve the conclusion of a US dollar-euro cross currency swap equal to the value of assets held in US dollars.

During the reporting year, translation losses of TEUR -91,857 (2002: TEUR -82,379) were charged to equity with no effect on the income statement. Hedging transactions increased retained earnings by TEUR 25,729 without affecting Wienerberger net income. Translation gains and losses arising from the use of different exchange rates for the balance sheet (exchange rate on the balance sheet date) and income statement (average exchange rate for the year) are charged or credited to equity.

The major exchange rates used for foreign currency translation (outside the euro zone) showed the following development during the reporting year:

	Closing rate on		Average rate for the year	
in EUR	**31.12.2003**	**31.12.2002**	**2003**	**2002**
100 US Dollar	79.17656	95.356	88.39299	105.831
100 Swiss Franc	64.18897	68.852	65.74485	68.157
100 Czech Krone	3.08547	3.167	3.13997	3.245
100 Croatian Kuna	13.07942	13.377	13.21499	13.494
100 Hungarian Forint	0.38095	0.423	0.39446	0.412
100 Norwegian Krone	11.88481	13.745	12.49715	13.315
100 Polish Zloty	21.26800	24.869	22.73407	25.950
100 Swedish Krone	11.01322	10.926	10.95966	10.918
100 Slovakian Krone	2.42895	2.409	2.41079	2.343
100 Britsh Pound	141.88422	153.728	144.52411	159.043
100 Danish Krone	13.43183	13.461	13.45766	13.458

6. Significant Accounting Policies

Realization of revenues and expenses: Revenues arising from the provision of goods or services are realized when all major risks and opportunities arising from the delivered object have been transferred to the buyer. Operating expenses are recognized when a service is rendered or a delivery is received, or at the point such liability is incurred.

Order intake: Information on the order intake is irrelevant for an analysis of the business activities of Wienerberger AG. Therefore, this information is not provided.

Fixed and Financial Assets: Fixed assets and purchased intangible assets are recorded at production or acquisition cost, less straight-line depreciation or usage-based depletion (clay pits). Production costs include direct expenses plus allocated material and production overhead. General selling and administrative expenses are not capitalized. The cost of debt incurred during the construction of major new plants is capitalized over the building period. Depreciation is based on the useful economic lives of the various asset groups.

For the majority of assets, ordinary straight-line depreciation is calculated as follows:

Production plants (incl. warehouses)	25 years	Other machinery	5 – 15 years
Administrative buildings	40 – 50 years	Fittings, furniture and office equipment	3 – 10 years
Residential buildings	40 – 50 years	Goodwill	5 – 20 years
Kilns and dryers (roof tiles and hollow bricks)	8 – 15 years	Other intangible assets	3 – 10 years
Kilns and dryers (facing bricks)	10 – 20 years		

An impairment loss is recognized where necessary to reflect any significant and lasting decrease in value above and beyond ordinary depreciation. Repairs that do not increase the presumed useful life of assets are charged to current expenses.

In contrast to prior years, business acquisitions included on the schedule "Changes in Fixed and Financial Assets" no longer reflect the historical purchase price and accumulated depreciation reported by the seller; the figures shown represent the purchase price for the acquired assets. Therefore, this schedule does not include any accumulated depreciation for initial consolidations. Also in contrast to prior years, the acquisition price and accumulated depreciation for assets are deleted from this schedule if the relevant asset has no further use in operations and the book value was therefore written off in its entirety. Excess acquisition costs and accumulated depreciation were adjusted to reflect disposals of TEUR 280,532 as of January 1, 2003.

When plant or equipment is shutdown, sold or retired, the gain or loss arising from the difference between the proceeds on sale and remaining book value is recorded under other operating income or loss if the amount of these transactions reflect similar annually recurring events.

In accordance with IAS 17 (Accounting for Leases) leased fixed assets, which economically represent purchases financed with non-current funds (finance leases), are recorded at that price which would have been paid if the asset had been purchased. Amortization is calculated over the lesser of the useful life of the asset or the term of the lease. Obligations arising from future lease payments are recorded as liabilities.

Subsidies and investment incentives (in particular, German investment subsidies) are recorded as liabilities and released in keeping with the useful life of the relevant asset.

In accordance with IAS 36 (Impairment of Assets), assets are written down to net selling price or liquidation value if there is evidence of impairment and the present value (discounted at WACC rate of 7%) of future payment surpluses lies below book value. In the Wienerberger Group, a grouping of plants is generally considered a cash-generating unit. If the reasons for impairment cease to exist, the carrying value of the relevant asset is increased to its recoverable amount.

Investment property is stated at carrying value.

Financial investments: Investments in associates and non-consolidated subsidiaries are generally stated at equity, unless these investments are immaterial. Investments in other companies are valued at acquisition cost. A write-down is made if there are signs of lasting impairment. Write-downs and write-ups are shown under financial results.

Inventories: Inventories are stated at the lower of cost or net realizable value. This valuation is generally based on the moving average method. Cost includes direct expenses, allocated overhead, and depreciation based on normal capacity usage. Interest charges and selling and administrative expenses are not included in the production cost of current assets. Risks resulting from length of storage or other impairments in value are reflected in appropriate write-downs.

Receivables: Receivables and other current assets are stated at nominal value. Individually identifiable risks are reflected in specific provisions. Non-interest bearing receivables with a remaining term in excess of one year are recorded at discounted present value. Foreign exchange receivables in individual company accounts are translated at the closing exchange rate on the balance sheet date.

Securities held as current assets (available-for-sale) are recorded at purchase price as of the date of acquisition, and stated at fair value in subsequent periods, based on stock exchange quotations as of the balance sheet date. Fluctuations in fair value are recognized to the income statement and included under financial results. Financial assets are recorded as of the trade date, which is the date the company becomes a party to the buy or sell contract.

Prepayments and deferred income are recorded under other receivables and liabilities.

Provisions: Provisions for severance payments – primarily for employees of Austrian companies – are calculated according to financial principles based on a retirement age of 65 (men) and 60 (women), using a discount rate of 4%. The Austrian method "Teilwertverfahren" is used.

The Wienerberger Group has both defined contribution and defined benefit pension plans. Defined contribution plans carry no further obligation after the payment of premiums (contribution). Under defined benefit plans, the employee is promised a certain retirement benefit. The risk related to the payment of the actual retirement benefit is carried by the company. The provisions for defined benefit pension plans are calculated according to the projected unit credit method. The valuation of pension commitments includes future wage/salary increases as well as other increases in defined benefit commitments. In general these calculations are based on a discount rate of 5.5% (Europe)/6.25% (USA), an expected increase of 3.5% in income, expected growth of 2.5% in pensions, average employee turnover of 2.0%, and expected return of 7.75% on pension fund assets. The provisions for pensions are calculated by an actuary.

Commitments by US companies to cover medical costs for retired employees are recorded under provisions for pensions because of their pension-like character.

The provisions for pensions were netted out with pension fund assets that are held to cover commitments. The market values of fund assets that exceed pension obligations are shown under other receivables.

Significant actuarial gains and losses are not recognized to income in the year they arise, but are amortized over the remaining service time of active employees (corridor rule).

In agreement with IAS 12 (revised), the provision for deferred taxes includes all temporary valuation and accounting differences arising between financial statements prepared for tax purposes and IFRS financial statements. The provision for deferred taxes is calculated at the tax rate expected when these differences reverse in the future, based on the local tax rate of the relevant Group company. Future changes in tax rates are included if the relevant legal amendment has been passed as of the balance sheet date.

Provisions for site restoration are created for clay pits in proportion to depletion. Other liabilities whose due dates or amounts are uncertain are recorded as liabilities in accordance with IAS 37.

Liabilities: Liabilities are stated at the actual amount received, less transaction costs. Any premium, discount or other difference between the amount received and repayment amount is distributed over the term of the liability according to the effective interest rate method and recorded under financial results. Foreign currency liabilities are translated at the closing exchange rate on the balance sheet date.

Derivative financial instruments: Interest rate and foreign exchange swaps and foreign exchange contracts are recorded at purchase price as of the trade date, and shown at fair value in subsequent periods. The fair value of derivative instruments, which must be classified as hedging instruments under IAS 39 (above all, foreign currency swaps), are recorded with no impact to the income statement. Differences arising from the re-measurement of cash flow hedges to fair value are recognized to equity (hedging reserve). Ineffectiveness on cash flow hedges is immaterial. For fair value hedges (above all, interest rate swaps), the valuation of the base transaction is corrected by the fair value of the derivative instrument.

Earnings per share: Earnings per share are calculated based on Group profit after tax less minority interest, divided by the weighted average number of outstanding shares (less treasury stock). There are no outstanding option rights for the emission of new shares.

Estimates: In preparing the Group financial statements, it is necessary to estimate certain figures and make assumptions that influence the recording of assets and liabilities, the declaration of other obligations as of the balance sheet date, and the recording of revenues and expenses during the reporting period. The actual figures, which become known at a later date, may differ from these estimates.

Segment reporting: In accordance with the "management approach", the definition of business units for primary segment reporting should reflect the internal reporting structure. For regional segment reporting, revenues are classified by customer headquarters. The classification of EBITDA, EBIT, assets, capital employed, capital expenditures and acquisitions is based on company headquarters, whereby investments in other companies and Group settlements are not allocated to these regional assets.

Intercompany prices: The regional exchange of goods and services between the individual strategic segments is immaterial. Prices for the sale of goods between Group companies are established at arm's length based on the resale price method. Prices for the provision of services between Group companies are established at arm's length based on the cost-plus method.

II. Notes to the Income Statement

7. Revenues

Consolidated revenues rose 10% to TEUR 1,826,899. After the elimination of revenues recorded by companies consolidated for the first time, the change totalled 4% (2002: -0.4%). This growth was supported by higher sales volumes and prices in Germany and Central and Eastern Europe as well as the 12-month consolidation of the former Hanson activities, which were consolidated in 2002 only for the period from April 22 to December 31. The development of revenues was negatively affected by TEUR 86,732 of foreign currency fluctuations, primarily on the US dollar and Polish zloty.

Detailed information on revenues by segment and region is provided under segment reporting (see page 82).

8. Cost of Materials and Depreciation

The cost of goods sold, selling and administrative expenses include expenses for materials, services and energy totaling:

in TEUR	**2003**	**2002**
Cost of materials	462,097	481,602
Costs of energy	166,499	147,224
Cost of services	81,899	74,876
Total	**710,495**	**703,702**

The cost of goods sold, selling expenses, administrative expenses, and other operating expenses (amortization of goodwill) include the following depreciation and amortization:

in TEUR	**2003**	**2002**
Ordinary depreciation	134,998	122,048
Extraordinary depreciation	4,928	11,614
	139,926	**133,662**
Amortization of goodwill	19,735	17,330
Amortization of intangible assets and depreciation of plant, property and equipment	**159,661**	**150,992**

9. Personnel Expenses

The cost of goods sold, selling and general administrative expenses include the following personnel expenses:

in TEUR	2003	2002
Wages	172,632	167,578
Salaries	151,941	139,681
Expenses for severance payments	4,735	5,024
Expenses for pensions	9,041	11,578
Expenses for mandatory social security and payroll-related taxes and contributions	74,949	68,355
Other employee benefits	17,880	16,675
Personnel expenses	**431,178**	**408,891**

The average number of employees was as follows:

	2003		2002	
	Total	Thereof joint ventures	Total	Thereof joint ventures
Production	9,150	2,413	8,472	1,757
Administration	1,081	312	1,088	286
Sales	2,006	572	1,918	460
Total	**12,237**	**3,297**	**11,478**	**2,503**
Thereof apprentices	47	16	52	22

Changes in the consolidation range led to an increase of 834 in the number of employees. Employees of companies included at their proportional share are reflected in this calculation in relation to the holdings in these companies.

During the reporting year, the members of the Managing Board received salaries and benefits totaling TEUR 2,404 (2002: TEUR 1,712). Of this amount, TEUR 998 represent variable and TEUR 1,406 fixed components. Salaries and benefits paid to the individual members of the Managing Board are classified as follows:

Salaries and Benefits of Managing Board	Fixed	Variable	Total
Wolfgang Reithofer	609,893	349,965	959,858
Heimo Scheuch	240,150	216,155	456,305
Hans Tschuden	240,443	216,155	456,598
Johann Windisch	315,389	216,155	531,544

Information on shares held by the individual members of the Managing Board is provided on page 111.

Payments of TEUR 348 (2002: TEUR 230) were made to former members of the Managing Board and their surviving dependents. The members of the Supervisory Board received compensation of TEUR 129 (2002: TEUR 79). There are no outstanding credits or guarantees for loans by Wienerberger AG to members of the Managing or Supervisory Boards.

The members of the Managing Board and Supervisory Board are listed on pages 12 and 16.

10. Other Operating Expenses

Other operating expenses are classified as follows:

in TEUR	**2003**	**2002**
Other taxes	15,739	14,590
Legal and consulting expenses	14,203	10,533
Miscellaneous	14,764	21,182
Other operating expenses	**44,706**	**46,305**

Research and development expenses at Wienerberger are related exclusively to the cost of product and process development, and laboratory activities. They totaled TEUR 6,588 for the reporting year. Miscellaneous other operating expenses represent costs that cannot be allocated to the functional areas.

11. Other Operating Income

in TEUR	**2003**	**2002**
Income from the disposal and write-up of tangible assets, with the exception of financial assets	15,895	7,730
Miscellaneous	37,129	48,195
Other operating income	**53,024**	**55,925**

Miscellaneous other operating income includes leasing revenues of TEUR 959 (2002: TEUR 647), expenses charged to non-Group companies of TEUR 4,120 (2002: TEUR 195), and income from the reversal of valuation adjustments to receivables of TEUR 1,780 (2002: TEUR 1,067). Remaining miscellaneous other operating income represents sales-like revenues, such as rental and commission income, which are not part of the direct business activities of the Wienerberger Group. In the prior year, miscellaneous other operating income included TEUR 13,030 from the reversal of provisions, which were offset with the relevant expense accounts beginning in 2003 and are no longer reported under other income.

12. Financial Results

in TEUR	**2003**	**2002**
Income from subsidiaries	146	221
Income from other companies	459	651
Total income from investments	**605**	**872**
Interest and similar income	18,292	15,183
Interest and similar expenses	-54,113	-49,841
Net financing costs	**-35,821**	**-34,658**
Market valuation of marketable securities	2,694	4,543
Miscellaneous other income from financing activities	-5,029	-7,984
Other income from financing activities	**-2,335**	**-3,441**
Financial results	**-37,551**	**-37,227**

13. Income Taxes

This item includes income taxes paid and owed by Group companies, as well as provisions for deferred taxes.

in TEUR	**2003**	**2002**
Current tax expense	30,715	31,667
Deferred tax expense	10,403	1,977
Income taxes	**41,118**	**33,644**

The effective tax rate was 26.7 % for the reporting year (2002: 28.1 %). This rate is a weighted average of the local income tax rates of all companies included in the consolidation.

The difference between the Austrian corporate tax rate of 34 % and the Group tax rate shown in these statements is due to the following factors:

in TEUR	**2003**	**2002**
Profit before tax	**154,256**	**119,520**
Tax expense at tax rate of 34%	**-52,447**	**-40,637**
Other foreign tax rates	9,962	8,834
Non-temporary differences and tax income and expense from prior periods	-1,153	8,708
Change in valuation adjustment of deferred tax assets and losses for which no deferred tax provisions were created	-1,609	-11,455
Changes in tax rates	4,129	906
Effective tax liability	**-41,118**	**-33,644**
Effective tax rate in %	26.7	28.1

III. Notes to the Balance Sheet

14. Fixed and Financial Assets

The development of fixed and financial assets is shown on page 80. The effect of acquisitions and disposals of businesses is shown in a separate column. The figures shown for foreign exchange rate increases and decreases represent amounts arising from the use of different exchange rates to translate the assets of foreign companies at the beginning of the year and year-end.

Goodwill arising from the acquisition of companies is distributed among the strategic segments as follows:

in TEUR	**2003**	**2002**
Bricks Central and Eastern Europe	11,064	10,742
Bricks Western Europe	79,905	66,520
Bricks USA	128,126	164,668
Roofing Systems	88,081	417
Investments and Other	6,793	18,102
Goodwill	**313,969**	**260,449**

The balance sheet item "land with buildings" includes TEUR 250,321 (2002: TEUR 238,179) of land. Capitalized interest expense and foreign currency differences on new plant construction totaled TEUR 824 for the reporting year (2002: TEUR 40).

In addition to operating leases, the Wienerberger Group also uses finance leases to a limited extent. Fixed assets include the following plant and equipment from finance leases:

in TEUR	**2003**	**2002**
Acquisition costs	52,496	14,822
Depreciation (accumulated)	11,646	6,323
Book value	40,850	8,499

Obligations arising from leases, license agreements, and rental contracts for the use of fixed assets not shown on the balance sheet represent liabilities of:

in TEUR	**2003**	**2002**
For the following year	12,666	13,893
For the next five years	39,830	45,843
Over five years	9,243	15,922

Payments arising from operating leases, which are included in the results for the reporting year, totaled TEUR 7,310 (2002: TEUR 6,047).

The balance sheet item "land with buildings" includes real estate and buildings with a book value of TEUR 66,146 (2002: TEUR 55,709), which are not used in current business operations. These assets are scheduled for sale over the middle to long-term, and are therefore classified as investment property. Based on comparable transactions, the present value of these assets is estimated at TEUR 104,542 (2002: TEUR 103,417). This property generated rental and other income of TEUR 297 in 2003 (2002: TEUR 1,513). During the 2003 Business Year, real estate classified as investment property with a book value of TEUR 31,586 was sold.

15. Inventories

in TEUR	**2003**	**2002**
Raw materials and consumables	84,885	72,323
Semifinished goods	17,737	20,314
Finished goods	244,670	276,560
Prepayments	1,112	1,032
Inventories	**348,404**	**370,229**

16. Receivables and Other Assets

All necessary individual valuation adjustments were made to receivables and other assets. In 2003 valuation adjustments totaled TEUR 2,888 (2002: TEUR 1,246). **Individual valuation adjustments** made to receivables during the reporting year represent less than 1 % of total receivables and are therefore not shown separately.

Development of Receivables	2003			2002		
in TEUR	Total	Thereof remaining term under 1 year	Thereof remaining term over 1 year	Total	Thereof remaining term under 1 year	Thereof remaining term over 1 year
1. Trade receivables	163,816	160,302	3,514	155,072	140,409	14,663
2. Receivables due from subsidiaries	28,822	19,189	9,633	16,304	16,304	0
3. Receivables due from affiliates	89,182	3,558	85,624	30,013	30,013	0
4. Other	87,951	81,392	6,559	72,478	64,837	7,641
Receivables	**369,771**	**264,441**	**105,330**	**273,867**	**251,563**	**22,304**

Receivables due from subsidiaries and affiliates are related primarily to loans. The main increase in this item during 2003 resulted from a loan granted to the Koramic Roofing Group, of which only 50% was eliminated during consolidation. Trade receivables totaling TEUR 12,173 (2002: TEUR 6,144) are secured by notes payable.

The amount by which the fair value of pension fund assets exceeds pension obligations plus actuarial losses not recorded in accordance with the corridor rule total TEUR 8,998 (2002: TEUR 12,378). This amount is shown under other receivables.

17. Capital and Reserves

The development of capital and reserves during 2003 and 2002 is shown on page 79.

The issued capital of Wienerberger AG totals EUR 65,278,973 and is divided into 65,278,973 shares with zero par value.

The Annual General Meeting on May 15, 2003 empowered the Managing Board to repurchase up to 10% of authorized share capital within a period of 18 months.

The major shareholders of the Wienerberger Group are the Austrian Bank Austria Creditanstalt AG and the Belgian Koramic Building Products N.V., which jointly owned 41.8% of stock as of the balance sheet date. In December 2003 Bank Austria Creditanstalt AG placed a three-year exchangeable bond for shares of Wienerberger AG with institutional investors for a total volume of TEUR 246,000. These convertible bonds relate to 11.25 million shares of Wienerberger stock, or 17.2% of issued shares. In a joint action on February 17, 2004 Bank Austria Creditanstalt AG and Koramic Building Products N.V. sold their entire syndicated and free holding equal to 24.6% of outstanding Wienerberger shares to institutional investors. Koramic Building Products N.V. therefore ceased to be a shareholder of Wienerberger AG as of February 17, 2004; Bank Austria Creditanstalt AG holds only the 17.2% stake that is linked to options for the exchangeable bond. Free float is distributed among Austrian and international investors (also see page 22).

The Wienerberger share is traded in the "Prime Market" segment of the Vienna Stock Exchange. In the USA, the share is traded through a "Sponsored Level 1 ADR Program" of the Bank of New York on the OTC market.

Retained earnings totaling TEUR 820,103 (2002: TEUR 724,438) include the retained earnings of Wienerberger AG, plus the retained earnings of subsidiaries not eliminated during the capital consolidation. Group profit for 2003, excluding the share of profit/loss due to minority interest, is shown under retained earnings.

18. Provisions

Miscellaneous provisions (current) are comprised chiefly of accruals for environmental and restructuring measures as well as trade payables for which invoices had not been received as of the balance sheet date.

in TEUR	1.1.2003	Foreign exchange incr./decr.	Acquisitions through business combinations	Reversal	Use	Addition	31.12.2003
1. Provisions for severance payments	15,101	-15	-987	1,283	2,041	1,640	12,415
2. Provisions for pensions	43,063	-2,873	315	5,056	1,851	2,426	36,024
3. Provisions for deferred taxes	89,934	-6,975	5,061	11,638	13,098	29,686	92,970
4. Other non-current provisions							
a) Warrantees	21,568	-449	367	213	1,532	2,221	21,962
b) Service anniversary bonuses	2,666	-215	-44	150	95	1,261	3,423
c) Site restoration	23,484	-1,054	1,064	579	1,067	2,209	24,057
Non-current provisions	**195,816**	**-11,581**	**5,776**	**18,919**	**19,684**	**39,443**	**190,851**
5. Provisions for current taxes	7,167	-201	-1,066	1,322	5,689	8,730	7,619
6. Other current provisions							
a) Vacations	14,953	-235	-394	1,349	8,145	10,327	15,157
b) Miscellaneous	92,207	-1,515	4,256	18,988	41,384	58,813	93,389
Current provisions	**114,327**	**-1,951**	**2,796**	**21,659**	**55,218**	**77,870**	**116,165**
Provisions	**310,143**	**-13,532**	**8,572**	**40,578**	**74,902**	**117,313**	**307,016**

19. Provisions for Pensions

Wienerberger has made pension commitments only to selected managers as well as all employees of General Shale (USA), ZZ Wancor (Switzerland), Wienerberger Holland and Wienerberger Great Britain. In the joint venture companies, pension commitments were made by Koramic Holland and Pipelife Holland. As a rule, pension commitments to management are non-funded defined benefit plans. The length of service forms the basis for retirement benefits. General Shale employees have a funded defined benefit pension plan as well as a non-funded post employment health insurance plan. The amount by which the fair value of pension fund assets exceeds pension obligations and actuarial losses not recorded in accordance with the corridor rule are shown under other receivables. ZZ Wancor has a defined contribution pension plan through an external pension fund. Claims earned by Dutch employees are satisfied primarily through contributions to an industry pension fund in Holland. In Great Britain there is a defined contribution pension plan covering all employees.

The most important actuarial parameters and relevant accounting principles are described on page 90.

The service cost for claims arising in 2003, classified by defined contribution and defined benefit pension plans is as follows:

in TEUR	2003	2002
Service costs for defined contribution pension plans	4,699	880
Service costs for defined benefit pension plans	3,418	4,310
Total service costs	**8,117**	**5,190**

Expenses for pensions in 2003 totaled TEUR 9,041 and are classified as follows:

in TEUR	2003	2002
Service costs	8,117	5,190
Interest costs	7,488	5,993
Expected income from plan assets	-5,429	-2,506
Actuarial gain/loss	-1,206	2,922
Past service cost	195	160
Effect of plan curtailments and settlements	-124	-181
Expenses for pensions	**9,041**	**11,578**

Defined benefit obligations represent the actuarial present value of promised retirement benefits. The transition from defined benefit obligations to net obligations as shown on the balance sheet is made through non-recorded past service cost and non-recorded actuarial gains and losses plus a deduction for the fair value of pension fund assets. Of total net obligations, TEUR 13,511 are related to the US (retirement) health insurance program.

in TEUR	2003	2002
Defined obligations as of 31.12.	**126,638**	**118,415**
Fair value of fund assets	-80,446	-66,607
Non-recorded past service cost	0	-1,349
Non-recorded actuarial gains/losses	-19,165	-19,774
Net obligations recorded as of 31.12.	**27,027**	**30,685**

The complete or partial coverage of defined benefit obligations through fund assets is shown below.

in TEUR	2003	2002
Defined benefit obligations as of 31.12.	**126,638**	**118,415**
Thereof: completely or partially covered by a fund	109,582	96,944
Thereof: not covered by a fund	17,056	21,471
Defined benefit obligations less fund assets as of 31.12.	**46,192**	**51,808**

Net obligations developed during the reporting year as follows:

in TEUR	**2003**	**2002**
Net obligations recorded as of 1.1.	**30,685**	**23,735**
Changes in consolidation range	123	1,932
Exchange rate changes	-1,173	-1,165
Expenses for pensions	4,341	10,698
Payments to retirees	-3,534	-1,158
Effects of plan curtailments and settlements as well as contributions by employees	-3,415	-3,357
Net obligations recorded as of 31.12.	**27,027**	**30,685**

Pension fund assets are comprised primarily of assets in the US defined benefit pension plan. The expected income from this fund in 2003 was TEUR 3,384. Realized income totaled TEUR 7,846. The US fund has invested its assets in stock (57%), bonds (42%) and other assets (1%). Legal regulations grant Austrian employees the right to a lump-sum payment at retirement or termination by the employer, independent of the length of service. These future obligations are reflected in provisions for severance compensation. There are similar obligations in France and Italy.

20. Provision for Deferred Taxes

Deferred tax assets and provisions for deferred taxes as of December 31, 2003 and December 31, 2002 are the result of the following temporary valuation and accounting differences between book values in the IFRS financial statements and the relevant tax bases:

in TEUR	**2003**		**2002**	
	Assets	**Equity and Liabilities**	**Assets**	**Equity and Liabilities**
Intangible assets	4,774	-5,397	2,865	-1,675
Property, plant and equipment	17,622	-93,110	13,940	-105,606
Financial assets	1	-71	8	-23
Inventories	1,932	-5,438	2,937	-4,756
Receivables	1,810	-1,921	2,663	-6,114
Marketable securities	52	-671	387	0
Cash and cash at bank	1	-329	8	-54
Deferred charges	2,362	-5,580	2,875	-5,244
	28,554	**-112,517**	**25,683**	**-123,472**
Untaxed reserves	0	-19,338	0	-20,221
Provisions	19,575	-1,720	26,914	-970
Liabilities	7,023	-611	5,252	-655
Deferred income	1,869	-2,485	2,937	-1,139
	28,467	**-24,154**	**35,103**	**-22,985**
Tax loss carry-forwards	68,083	0	83,034	0
Deferred tax assets/provisions	**125,104**	**-136,671**	**143,820**	**-146,457**
Valuation allowance for deferred tax assets	-41,731	0	-38,778	0
Offset within legal tax units and jurisdictions	-43,701	43,701	-56,523	56,523
Net deferred tax assets and provisions	**39,672**	**-92,970**	**48,519**	**-89,934**

In the Group financial statements, temporary differences and tax loss carry-forwards totaling TEUR 41,731 (2002: TEUR 38,778) are not reflected in deferred tax assets because their use as tax relief is not yet sufficiently certain.

In accordance with IAS 12.39, no provisions for deferred taxes were recorded on temporary differences related to shares owned in subsidiaries. The cumulative value of shares in subsidiaries exceeds the pro rata share of equity owned in these companies by TEUR 59,339 (2002: TEUR 236,484 higher equity).

21. Liabilities

The remaining terms of the various categories of liabilities are shown below:

2003 *in TEUR*	Total	Thereof remaining term under 1 year	Thereof remaining term between 1 and 5 years	Thereof remaining term over 5 years	Thereof remaining term over 1 year and secured by collateral
1. Interest-bearing loans	1,000,836	288,837	509,123	202,876	41
2. Trade payables	117,651	115,913	1,738	0	0
3. Finance leases	32,054	7,696	20,533	3,825	0
4. Prepayments received on orders	1,104	1,104	0	0	0
5. Liabilities from bills of exchange	623	623	0	0	0
6. Amounts owed to subsidiaries	2,252	2,252	0	0	0
7. Amounts owed to affiliates	1,939	1,939	0	0	0
8. Other liabilities	102,057	80,340	14,376	7,341	0
Liabilities as per balance sheet	**1,258,516**	**498,704**	**545,770**	**214,042**	**41**
2002					
1. Interest-bearing loans	813,897	313,532	396,897	103,468	2,927
2. Trade payables	124,967	117,010	7,957	0	0
3. Finance leases	8,105	2,590	4,568	947	0
4. Prepayments received on orders	1,259	853	406	0	0
5. Liabilities from bills of exchange	644	644	0	0	0
6. Amounts owed to subsidiaries	7,850	7,850	0	0	0
7. Amounts owed to affiliates	2,185	2,185	0	0	0
8. Other liabilities	80,096	77,362	2,447	287	0
Liabilities as per balance sheet	**1,039,003**	**522,026**	**412,275**	**104,702**	**2,927**

Amounts owed to subsidiaries and affiliates are related chiefly to settlement accounts and the provision of goods and services. Collateral primarily involves mortgages on land and guarantee agreements.

Other liabilities include TEUR 14,569 (2002: TEUR 12,689) due to fiscal authorities and TEUR 12,618 (2002: TEUR 10,107) due to social security providers. Liabilities rising from finance leases are shown separately in the analysis of liabilities beginning in 2003; prior year data was adjusted to reflect this change.

Other liabilities also include TEUR 6,847 (2002: TEUR 11,008) of subsidies and investment allowances granted by third parties, which are released to the income statement over the useful life of the related assets.

22. Contingent Liabilities and Guarantees

Guarantees result from obligations to third parties, and are related to:

in TEUR	**31.12.2003**	**31.12.2002**
Sureties	741	1,315
Guarantees	3,971	1,637
Obligations from bills of exchange	0	118
Other contractual obligations	473	787
Contingent Liabilities and Guarantees	**5,185**	**3,857**

In addition to the contingent liabilities listed above, a guarantee for earnings in the years 2004 to 2006 was provided in connection with the sale of the 50% stake in Steinzeug GmbH; this guarantee equals in total a maximum of TEUR 3,500. All guarantees reflect possible future obligations whose existence can only be confirmed by the occurrence of a future event that is completely uncertain as of the balance sheet date. There are no financial obligations (**off balance sheet risks**) above and beyond the contingent liabilities and guarantees stated above.

23. Risk Report

The conduct of global operations exposes the business segments of the Wienerberger Group to a variety of risks that are inseparable from entrepreneurial activities. These risks and their potential impact on the Group are identified and analyzed by Wienerberger risk management, and suitable actions are taken based on the Group's defined risk policy. From the current standpoint, there are no risks that could endanger the continued existence of the Group.

Market Risks

Risks arise from developments in the major economies in which Wienerberger operates across Europe and the USA. The most important market segments for the Wienerberger Group are construction in general, new residential construction and renovation in particular, and civil engineering for the plastic pipe activities. A key parameter for the development of residential construction is the level of mortgage interest rates. In addition to this dependency on construction activity, bricks are subject to continuous competition from other wall and roofing materials. This competition on the building materials market requires specialized research and development of our primary products, bricks and clay roof tiles. In addition, the building materials industry is subject to seasonal fluctuations. As is the case with the entire building materials industry, the earnings of the Wienerberger Group are in part dependent on the weather. In order to avoid earnings fluctuations wherever possible, Wienerberger pursues a strategy of geographical diversification with parallel concentration on the core business. The Group's activities are subject to the usual risks inherent in local markets, where positions must be continually defended against competitors and substitute products. The Group's most important customer group are the building materials merchants, and the continuation of market adjustments in this branch are expected to increase pressure on prices in the future. Specific market situations can also have a negative impact on price levels, and Wienerberger therefore monitors its price strategy on a continuous basis.

Procurement, Production, Investment and Acquisition Risks

The majority of the Wienerberger plants were constructed or modernized in recent years, and the risk of operating breakdowns or longer loss of production is therefore extremely low. Supplies of clay raw materials for the production of bricks and clay roof tiles are guaranteed on a lasting basis by sufficient deposits and long-term supply contracts. Energy prices are a function of developments on international markets. In 2003 energy costs for the Wienerberger Group totaled EUR 166 million, or 9% of revenues. These expenses are divided into 28% for electricity, 63% for natural gas, 3% for oil, and 6% for coal and other materials.

Excess capacity in specific markets can lead to increased pressure on prices which, in turn, can result in selling prices that fail to cover production and capital costs. Wienerberger therefore monitors production capacity on a continual basis, and adjusts this capacity over the mid-term through a variety of measures. Ongoing optimization as well as internal and external growth projects are necessary to increase the value of Wienerberger. The future profitability of these projects is dependent to a large degree on the investment volume and/or acquisition price. For this reason, all growth projects must meet strict return on investment criteria.

Financial Risks

Operating activities expose Wienerberger to interest rate and exchange rate risks. Derivative financing instruments, in particular forward exchange contracts and swaps, are used to limit and control these risks. No derivative contracts are concluded for trading or speculative purposes. The exposure of the Wienerberger Group to exchange rate risk on cash outflows is limited because of the local nature of the building materials business, which rarely involves exports or imports. Therefore, cash flows into or out of the euro region are almost entirely related to Group dividends or loans. These inter-Group cash flows are managed by the holding company. Risks may also arise from the translation of foreign company financial statements into the euro, which is the Group currency. Revenues, earnings, and balance sheet items of companies not headquartered in the euro region are therefore dependent on the relevant euro exchange rate. As a result of the decentralized structure of the Wienerberger Group, credit financing for current assets is arranged in the local currency of the operating company. Foreign exchange risk is therefore very low because the operating companies generally issue invoices in local currency.

Revenues and capital employed by currency are as follows:

Revenues	**2003**		**2002**	
	in € mill.	*Share in %*	*in € mill.*	*Share in %*
Euro	965.7	53	810.0	49
Eastern European currencies	404.7	22	299.6	18
US Dollar	272.6	15	359.8	22
Other	183.9	10	184.3	11
Revenues	**1,826.9**	**100**	**1,653.7**	**100**

Capital Employed	2003		2002	
	in € mill.	*Share in %*	*in € mill.*	*Share in %*
Euro	919.2	56	713.0	47
Eastern European currencies	291.1	18	351.2	23
US Dollar	287.8	18	288.2	19
Other	137.3	8	156.3	10
Capital Employed	**1,635.4**	**100**	**1,508.7**	**100**

The credit risk associated with financing activities is immaterial because of the strict requirements of Wienerberger financial and treasury guidelines. The level of credit risk connected with the investment of liquid funds and securities is limited by the fact that virtually all marketable securities held by the Group were issued by Austrian corporations and Wienerberger works only with financing partners who can demonstrate an excellent credit rating.

The credit risk on trade receivables can be classified as low because the credit standing of new and existing customers is monitored on a continual basis. No trade receivables due from individual customers comprise more than 3% of total Group receivables. The liquidity of the operating companies is managed by Group Treasury.

Liquidity risk is relatively low because the brick and roofing systems businesses generate high cash flows. Gearing and the equity basis form a limit for the possible expansive growth of the Wienerberger Group.

Other Risks

Wienerberger plants exceed current legal requirements for the prevention of environmental damage. The intensification of environmental standards, especially with respect to emissions, continually presents our engineering department with new challenges. The landfill business was transferred to a foundation in 2001, which considerably minimized the risk for Wienerberger AG from these activities. Legal commitments are identified and met through internal knowledge of the current legal and contractual situation as well as cooperation with experts and external consultants.

In recent years, a number of building materials companies with operations in the USA became the subject of class action suits from patients with asbestos-related diseases. After an examination of our US activities, we have classified this risk as minimal because none of our American subsidiaries has ever produced or sold asbestos products.

IV. Financial Instruments

A distinction is made between primary and derivative financial instruments.

24. Primary Financial Instruments

Securities are classified as follows:

Marketable Securities	2003			2002		
	Book value *in TEUR*	Market value *in TEUR*	Average effective interest rate *in %*	Book value *in TEUR*	Market value *in TEUR*	Average effective interest rate *in %*
Shares in funds	6,794	6,794	1.22	4,973	4,973	-0.67
Debt issued by corporations	13,376	13,376	5.28	20,546	20,546	5.45
Stock	615	615		31,741	31,741	
Derivatives	29,548	29,548		1,816	1,816	
Other	833	833	0.00	7,856	7,856	0.17
	51,166	**51,166**		**66,932**	**66,932**	

Financial liabilities can be classified as follows:

Type	Currency	Nominal value *in 1,000 local currency*	Book value *in TEUR*	Effective interest rate *in %*
Loans	EUR	458,249	440,537	4.32
	CHF	25,676	25,773	2.85
	CNY	19,500	934	5.84
	CZK	22,154	22,299	4.20
	SKK	89,000	183	6.83
			489,726	
Roll-over	EUR	123	60	2.92
	GBP	12	8	3.06
	HUF	178,043	170	12.98
			237	
Current loans	EUR	123,500	123,229	2.89
	CHF	53,544	39,366	3.10
	HUF	1,470,000	1,400	12.99
	ROL	12,500,000	36	21.00
	SEK	50,000	2,753	4.20
	SIT	236,000	499	7.15
	TRL	3,010,218	951	27.32
			168,234	
Fixed-interest loans due to financial institutions			**658,197**	

Type	Currency	Nominal value *in 1,000 local currency*	Book value *in TEUR*	Effective interest rate *in %*
Loans	EUR	201,406	151,732	3.04
	CZK	121,900	1,263	3.06
	HUF	1,150,000	2,033	11.21
	SIT	1,626,240	6,650	4.33
	SKK	83,125	2,019	6.00
	USD	10,000	3,959	1.72
			167,657	
Roll-over	EUR	15,449	15,827	2.50
			15,827	
Current loans	EUR	142,836	84,859	2.96
	HRK	20,000	1,308	7.50
	PLN	29,000	840	6.47
	ROL	46,500,000	261	23.50
	SEK	26,600	1,465	4.20
	SKK	20,000	243	7.10
	USD	10,000	3,959	1.46
			92,935	
Other	EUR	28,956	4,451	3.68
Variable-interest loans due to financial institutions			**280,870**	

Type	Currency	Nominal value *in 1,000 local currency*	Book value *in TEUR*	Effective interest rate *in %*
Loans - fixed interest	EUR	4,580	2,311	3.68
Current loans - fixed interest	EUR	117,549	58,775	3.63
Other - fixed interest	EUR	484	242	5.00
			61,328	
Loans - variable interest	EUR	182	91	3.46
Current loans - variable interest	EUR	700	350	3.53
Other - variable interest	EUR	2	1	2.12
			442	
Loans due to non-banks			**61,770**	

25. Derivative Financial Instruments

The fair value of forward exchange contracts is based on the market price as of the balance sheet date. The prices for comparable transactions are used to value certain OTC contracts. The fair value for interest rate swaps represents the value that the company would receive or be required to pay on termination as of the balance sheet date. Current market conditions, above all current interest rates and the creditworthiness of the swap partner are taken into account in the estimation of value.

The interpretation of market information necessary for the estimation of fair values also requires a certain degree of subjective judgment. This can result in a difference between the figures shown here and values subsequently realized on the market place.

	2003			2002		
	Currency	Nominal value *31.12.2003 in 1,000 local currency*	Market value *31.12.2003 in TEUR*	Currency	Nominal value *31.12.2002 in 1,000 local currency*	Market value *31.12.2002 in TEUR*
Forward exchange contracts				HUF	525,000	1
				CZK	182,358	-20
Interest rate swaps	EUR	160,850	1,331	EUR	60,000	1,619
	PLN	23,390	2,487	PLN	10,000	-85
				CZK	46,332	0
Foreign exchange swaps	USD	256,002	25,729	EUR	1,562	0
			29,548			**1,515**

V. Notes to the Statement of Cash Flows

The Statement of Cash Flows for the Wienerberger Group shows the changes in cash and cash equivalents resulting from the inflow and outflow of funds during the reporting year. Cash and cash equivalents (liquid funds) include cash on hand and deposits with banks. Marketable securities and current liabilities owed to financial institutions are not part of cash and cash equivalents. The effects of company acquisitions and disposals are eliminated and shown separately under "change in liquid funds resulting from changes in the consolidation range". Data from foreign associates are generally translated at the average annual exchange rate. In contrast to this practice, cash and cash equivalents are valued at the exchange rate in effect on the balance sheet date.

26. Cash Flow from Operating Activities

Cash flow from operating activities shows the flows of funds arising from the provision and receipt of goods and services during the reporting year.

Cash flow from operating activities includes the following interest and tax payments:

in TEUR	2003	2002
Interest income	15,712	11,961
Interest expense	48,704	37,473
Tax payments	27,156	25,637

27. Cash Flow from Investing Activities

The acquisition of plant, property and equipment and intangible assets resulted in an outflow of funds totaling TEUR 158,733 (2002: TEUR 116,541). Investments of TEUR 10,604 (2002: TEUR 13,261) were made in financial assets.

Cash inflows from the disposal of fixed and financial assets totaled TEUR 63,650 (2002: TEUR 63,044). These disposals generated gains of TEUR 13,543 (2002: TEUR 7,730).

Changes in cash and cash equivalents resulting from changes in the consolidation range are as follows:

in TEUR	**2003**	**2002**
Payments made for companies acquired	-234,991	-67,964
Cash from companies consolidated for the first time	3,621	2,862
Payments received for companies sold	23,369	0
Cash flow from deconsolidation	-721	-1,465
Cash outflow for acquisition of additional minority interest and other	-2,550	1,756
Cash flow from changes in consolidation range	**-211,272**	**-64,811**

Payments made for companies acquired include the purchase price for the proportional share of equity purchased. The acquisition price for the 50% stake in the Koramic Roofing Group reflects the purchase price for these shares, but the transaction also included the assumption of significant financial liabilities of the Koramic Group. These financial liabilities are shown under payments made for companies acquired.

VI. Other Information

28. Earnings per share, Recommendation for the distribution of profits

The number of shares outstanding totals 65,278,973. As of December 31, 2003 treasury stock totaled 632,990 shares, which were deducted prior to the calculation of earnings per share.

Number of shares	**2003**	**2002**
Outstanding	65,278,973	65,278,973
Weighted average	64,644,844	64,640,040

Based on consolidated net results of TEUR 110,417 (2002: TEUR 84,618), earnings per share equal EUR 1.71 (2002: EUR 1.31). Adjusted for the amortization of goodwill, earnings per share total EUR 2.01 (2002: EUR 1.57). Adjusted earnings per share for 2002 reflect the elimination of amortization on goodwill, non-recurring write-offs, provisions related to restructuring programs and non-recurring income. In accordance with IAS 33, treasury stock reserved for the 2002 and 2003 stock option plans leads to a dilution of outstanding shares for the first time in 2003 because the option price was less than the market price on the balance sheet closing date. The dilution involves 48,930 shares and led to a minimal reduction in earnings per share (rounded earnings per share still equal EUR 1.71).

In accordance with the provisions of the Austrian Stock Corporation Act, the financial statements of Wienerberger AG as at December 31, 2003 form the basis for the dividend payment. These financial statements show net profit of EUR 50,001,581. The Managing Board recommends that the Annual General Meeting approves a dividend of 77% from retained earnings of EUR 50,001,581, for a total payment of EUR 50,264,809 on issued capital of EUR 65,278,973, less a proportional share of EUR 487,402 for treasury stock. The dividend distribution will therefore total or EUR 49,777,407 on issued capital of EUR 65,278,973. The Managing Board also recommends that the Annual General Meeting approve the carry forward of the remaining EUR 224,174.

29. Significant events occurring after the balance sheet date (Supplementary Report)

In a joint action on February 17, 2004 Bank Austria Creditanstalt AG and Koramic Building Products N.V. sold their entire syndicated and free holding equal to 24.6% of outstanding Wienerberger shares to international institutional investors. Koramic Building Products N.V. therefore ceased to be a shareholder of Wienerberger AG as of February 17, 2004; Bank Austria Creditanstalt AG holds only the 17.2% stake that is linked to options for the exchangeable bond (also see page 22).

As of February 1, 2004 Wienerberger acquired two hollow brick plants in southwest Germany from the Trost Group for EUR 27 million.

30. Business activities with related companies

Investment, consulting and financial transactions are conducted at arm's length with Bank Austria Creditanstalt AG, which is a shareholder of Wienerberger AG. In 2003 a total of TEUR 800 was paid for services provided in connection with the acquisition of companies and TEUR 1,665 in conjunction with a syndicated loan.

In addition, insurance contracts were concluded with the Austrian insurance group "Wiener Städtische Versicherung" at arm's length.

Some real estate in Poland is held on a trust basis by management for legal reasons associated with the purchase of land.

As of December 31, 2003 Koramic Building Products N.V. held a 10% stake in Wienerberger AG. On January 1, 2003 the Wienerberger Group acquired 50% of the shares in the clay roof tile activities of Koramic Building Products N.V. The proportional purchase price for these 13 clay roof tile plants in Belgium, Holland, France, Germany, Poland and Estonia totaled TEUR 211,500. In 2003 a further agreement was concluded with Koramic Building Products N.V. for the purchase of Koramic licenses and brand rights. Related license payments will begin in 2004.

In December 2003 the existing options concluded with Koramic Building Products N.V. for the acquisition of the remaining 50% of the clay roof tile business were amended. The variable exercise price for the call options was replaced by an exercise price equal to the purchase price for the first 50% stake. At the same time Koramic Building Products N.V. received a put option which is exercisable only after our first call option.

As of September 30, 2003 Alwa Güter- und Vermögensverwaltungs GmbH was divided and the 49.9% stake in the company was sold to B&C Holding GmbH. In exchange Wienerberger received two agricultural and forestry businesses that were spun off from Alwa. The Proschenhof forestry business was sold in 2003.

The ANC private foundation was created in 2001, and the landfill business of the Wienerberger Group was transferred to this foundation during the same year. In 2003 the investment in the subsidiary Steirische Ziegelwerke GmbH and the shares in Immofinanz AG were also transferred to ANC. In exchange for this contribution, the Wienerberger Group received participation rights in the foundation. In addition Wienerberger also sold the pipe activities of the Steinzeug Group to the ANC private foundation during the reporting year.

31. Stock Option Plan

On May 8, 2002 the Annual General Meeting of Wienerberger AG authorized the use of Wienerberger AG treasury stock for a stock option plan. Based on this authorization, a Management Stock Option Plan was implemented for key managers who have a direct influence on the development of the company. After 2002, options were granted again in 2003 based on the authorization from May 8, 2002. The number of options granted is dependent on the fulfillment of annual performance goals, with budgeted net income for the Group as the goal for 2003. With the exception of the members of the Managing Board (see individual list), 62 key managers were each granted 5,000 options in 2003. These options have a five-year term and can be exercised three years after they are granted. After expiration of this three-year period, the options may be exercised within certain windows one month after the announcement of quarterly results. The exercise price equals the average of all daily closing prices over a period of four weeks beginning with the announcement of preliminary results for the past reporting year, and totals EUR 15.50 for 2003. These stock options will be served by treasury stock held by Wienerberger AG. Shares purchased through the exercise of these options are not subject to a retention period.

Number of options	**From 2003**	**From 2002**
Members of the Managing Board:		
Wolfgang Reithofer	18,000	18,000
Heimo Scheuch	15,000	15,000
Hans Tschuden	15,000	15,000
Johann Windisch	15,000	15,000
Total Managing Board	**63,000**	**63,000**
Other key managers, total (5,000 each for 62 managers)	310,000	310,000
Total options granted	**373,000**	**373,000**
Less options expired following the termination of employment	0	-10,000
Outstanding options	**373,000**	**363,000**

The options were valued based on the Black-Scholes option-pricing model. The interpretation of market information necessary for the estimation of market values also requires a certain degree of subjective judgment. This can result in a difference between the figures shown here and values subsequently realized on the marketplace:

Valuation of options		**From 2003**	**From 2002**
Market value of stock options at granting, total	*in TEUR*	710	802
Calculation parameters:			
Market price of share	*in EUR*	17.32	18.97
Exercise price	*in EUR*	15.50	18.00
Risk-free interest rate	*in %*	3.17	3.74
Term of options		5 years	5 years
Volatility of share price		17%	15%

This stock option plan is not recorded on the balance sheet because there is no relevant IFRS regulation in effect at this time.

32. Employee Stock Participation Program

On May 8, 2002 the Annual General Meeting of Wienerberger AG authorized the use of Wienerberger AG treasury stock for an employee stock participation program. In autumn of 2002 an offer was made to employees of the Wienerberger Group, which provides for the receipt of a maximum of 15 free bonus shares with the purchase of a maximum of 45 Wienerberger shares. These bonus shares must be held for a period of two years. A total of 285 employees participated in this program during 2002. In 2003 the employee stock participation program was also offered to employees who work in countries where the program was not previously introduced. This resulted in 198 new participants and the issue of 2,733 additional shares (also see page 41). The issued shares were deducted from treasury stock.

33. Shares held by members of the Managing Board

The members of the Managing Board of Wienerberger AG hold shares in the Company as follows:

Number of shares held	1.1.2003	Purchase	Sale	31.12.2003
Wolfgang Reithofer	53,370	0	0	53,370
Heimo Scheuch	3,120	0	0	3,120
Hans Tschuden	1,264	0	0	1,264
Johann Windisch	0	0	0	0

Vienna, March 5, 2004

The Managing Board of Wienerberger AG

Wolfgang Reithofer
Chairman

Heimo Scheuch Hans Tschuden Johann Windisch

Major differences between Austrian and IFRS accounting principles

The primary objective of IFRS accounting is to provide investors with suitable information for decision-making. Therefore IFRS makes a strict distinction between accounting for commercial purposes and accounting for tax purposes, provisions for expenses are not permitted, the realization of income is defined differently in certain cases, accounting and valuation options are more restrictive, and information and explanations in the notes to the financial statements are more extensive.

Goodwill arising on an acquisition: In accordance with IAS 22, goodwill is capitalized and amortized over the useful life of the relevant asset. The Austrian Commercial Code allows a credit to reserves, with no effect on the profit and loss account.

Deferred taxes: The Austrian Commercial Code requires the creation of deferred tax provisions for temporary differences if a tax liability is expected to arise when these differences are reversed. IFRS requires the creation of deferred taxes on all temporary differences which arise between financial statements prepared for tax purposes and IFRS financial statements; in such cases, deferred taxes must be calculated based on the current actual tax rate. Under IFRS, deferred tax assets must also be recorded for tax loss carry-forwards that are expected to be offset against taxable profits in the future.

Other provisions: In contrast to the Austrian Commercial Code, IFRS interprets the principle of conservatism differently with respect to provisions. IFRS tends to place stricter requirements on the probability of an event occurring and on estimating the amount of the provision.

Provisions for pensions: In keeping with the Austrian Commercial Code, provisions for pensions are calculated without incorporating the effect of future wage and salary increases; this calculation is based on the Austrian method "Teilwertverfahren" and a discount rate that normally equals 5 %. Under IFRS, provisions for pensions are calculated using the projected unit credit method; this calculation uses a current capital market interest rate and includes an expected compensation increase.

Securities available for sale: Austrian accounting principles require securities to be recorded at the lower of acquisition cost or market value. Under IFRS, securities available for sale are valued at market price and shown under current assets, and changes in market price are credited or charged directly to the profit and loss account.

Foreign currency valuation: These two accounting systems require different treatments for unrealized profits arising from the valuation of foreign exchange items as of the balance sheet date. According to Austrian law the principle of realizable value requires only unrealized losses to be recorded, where IFRS also requires the recognition of unrealized profits. In keeping with IFRS, unrealized exchange rate gains or losses arising from inter-company loans are included under equity with no effect on the profit and loss account.

Extraordinary income and expense: In contrast to Austrian accounting, IFRS defines extraordinary income and expenses as items which are clearly independent of the ordinary business activities of a company and which are not expected to occur frequently or regularly.

To the Board of Directors of Wienerberger AG

We have audited the accompanying consolidated financial statements of Wienerberger AG as of December 31, 2003 in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing (ISA) issued by IFAC. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2003, and of the results of its operations and its cash flows for the years then ended in accordance with IFRS.

Austrian Commercial Code regulations require the compilation of a review of operations and the fulfilment of the legal conditions for the exemption from the obligation to prepare consolidated financial statements following local law.

We certify that the review of operations is in compliance with the consolidated financial statements and that the legal requirements for the exemption from the obligation to prepare consolidated financial statements in accordance with the Austrian Commercial Code are met.

Vienna March 10, 2004

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Elisabeth Broinger   Hans Zöchling
Austrian Certified Public Accountants

Group Companies

Company	Headquarters	Share capital	Currency	Interest	Type of consolidatio	Notes
Wienerberger International N.V.	Zaltbommel	50,000	EUR	100.00%	VK	
Wienerberger Ziegelindustrie GmbH	Hennersdorf	300,000,000	ATS	100.00%	VK	
Cihelna Kinsk" spol. s.r.o.	Kostelec nad Orlici	99,031,000	CZK	68.80%	VK	
Wienerberger Bohemia Cihelny spol. s.r.o.	Ceske Budejovice	44,550,000	CZK	86.79%	VK	
Wienerberger Cihlarsky prumysl a.s.	Ceske Budejovice	961,543,960	CZK	86.79%	VK	
Wienerberger Industrija opeke d.j.l.	Sarajevo	2,000	KM	100.00%	VK	
Wienerberger Finanz-S.A.	Luxembourg	5,600,000	DEM	100.00%	VK	
Wienerberger Cetera IGM d.d.	Karlovac	3,592,400	HRK	99.70%	VK	
Wienerberger Ilovac d.d.	Karlovac	89,880,400	HRK	99.92%	VK	
Wienerberger Teglaipari Rt	Budapest	2,140,000,000	HUF	100.00%	VK	
Magyar Téglaipari RT	Törökbalint	20,000,000	HUF	40.00%	EQE	
Wienerberger Management Service Szolgáltató és Tanácsadó Kft	Budapest	3,000,000	HUF	100.00%	OKE	1)
Glina Dobre Sp.z.o.o.	Warszawa	50,000	PLN	0.00%	VK	
Glina Sp.z.o.o.	Warszawa	50,000	PLN	0.00%	VK	
Glina Nowa Sp.z.o.o.	Warszawa	50,000	PLN	0.00%	VK	
Wienerberger Cegielnie Lebork-Majatek Sp.z.o.o.	Czestochowa	19,626,500	PLN	100.00%	VK	
Wienerberger Cegielnie Lebork Sp.z.o.o.	Warszawa	116,334,660	PLN	100.00%	VK	
Wienerberger Ceramika Budowlana Sp.z.o.o.	Warszawa	1,000,000	PLN	93.22%	VK	
Wienerberger Honoratka Ceramika Budowlana S.A.	Konin	20,187,000	PLN	77.79%	VK	
Wienerberger Karbud S.A.	Warszawa	17,081,200	PLN	100.00%	VK	
Zaklady Ceramiki Zlocieniec Sp.z.o.o.	Warszawa	2,000,000	PLN	0.00%	VK	
Wienerberger Opekarna Ormoz d.d.	Ormoz	228,130,000	SIT	87.06%	VK	
Opekarna Pragersko d.d.	Pragersko	245,262,000	SIT	41.15%	VKE	
Wienerberger Slovenske Tehelne spol. s.r.o.	Zlate Moravce	406,007,000	SKK	100.00%	VK	
Wienerberger Ziegelindustrie Entwicklungs GmbH	Wien	35,000	EUR	100.00%	OK	1)
Wienerberger eurostroj spol. s.r.o.	Ceske Budejovice	100,000	CZK	86.79%	VKE	
CEE Invest B.V.	Eersel	40,000	NLG	100.00%	OK	1)
Przedsiebiorstwo Wielobranzowe "JASK" Sp.z.o.o.	Warszawa	100,000	PLN	100.00%	VKE	
Handel Ceramika Budowlana Sp.z.o.o.	Warszawa	50,000	PLN	40.00%	VKE	
Wienerberger Przemysl Ceramiczny Sp.z.o.o.	Warszawa	4,000	PLN	100.00%	VKE	
Wienerberger Opecni Sistemi d.o.o.	Zalec	1,500,000	SIT	100.00%	OK	1)
Wienerberger Sisteme de Caramizi S.R.L.	Bukarest	227,168,000,000	ROL	64.77%	OK	1)
Wienerberger service, spol. s.r.o.	Ceske Budejovice	200,000	CZK	100.00%	OK	1)
Moreva Sp.z.o.o.	Warszawa	50,000	PLN	20.00%	OKE	1)
Semmelrock Baustoffindustrie GmbH	Klagenfurt	3,000,000	EUR	75.00%	VK	
Wienerberger-Alpha Umwelttechnik GmbH	Klagenfurt	75,000	EUR	75.00%	VK	
Semmelrock Stein & Design Burkolatkö Kft.	Ocsa	983,000,000	HUF	75.00%	VK	
Semmelrock Stein & Design Dlazby s.r.o.	Sered	91,200,000	SKK	75.00%	VK	
Semmelrock Stein & Design Kostka Brukowa Sp.z.o.o.	Kolbiel	21,478,000	PLN	75.00%	VK	
Semmelrock Stein & Design Sp.z.o.o.	Gliwice	11,800,000	PLN	75.00%	OKE	1)
Semmelrock Stein & Design d.o.o.	Ogulin	15,520,000	HRK	75.00%	VKE	
Wienerberger Ziegelindustrie GmbH	Hannover	9,500,000	EUR	100.00%	VK	
Megalith Bausteinwerk GmbH Nebelschütz KG	Miltitz	6,000,000	DEM	100.00%	VK	
Megalith Bausteinwerk GmbH & Co. Schönau KG	Wipperoda	6,000,000	DEM	100.00%	VK	
Megalith Bohemia s.r.o.	Slany, okr. Kladno	2,000,000	CZK	100.00%	OK	1)
Krauss Kaminwerke GmbH & Co. KG	Hannover	500,000	DEM	100.00%	OK	1)
Krauss Kaminwerke Verwaltungs-GmbH	Hannover	26,000	EUR	100.00%	OK	1)
Megalith Bausteinwerk Beteiligungen GmbH	Schönau v. d. Walde	26,000	EUR	100.00%	OK	1)
Megalith Bausteinwerk Verwaltungs GmbH	Miltitz	26,000	EUR	100.00%	OK	1)
Wienerberger Beteiligungs GmbH	Hannover	26,000	EUR	100.00%	OK	1)
Eisenberg Verwaltungs GmbH	Hannover	26,000	EUR	100.00%	OK	1)
ReRo Reststoff Rohstoff Handelsgesellschaft mbH	Hannover	26,000	EUR	100.00%	OK	1)
Schlagmann Beteiligungs GmbH	Lanhofen	26,000	EUR	50.00%	OK	1)
Schlagmann Baustoffwerke GmbH & Co KG	Lanhofen	10,300,000	EUR	50.00%	QU	
Tagebau Burgwall GmbH	Burgwall	130,000	EUR	100.00%	OK	1)
Tongruben Verwaltungs GmbH	Hannover	26,000	EUR	100.00%	OK	1)
Wienerberger Verkaufs GmbH	Hannover	28,500	EUR	100.00%	OK	1)
Wienerberger Systemschornstein GmbH & Co. KG	Hannover	130,000	DEM	100.00%	OK	1)
TZ Tonabbau + Ziegelproduktion GmbH	Hannover	26,000	EUR	94.23%	VKE	
Wiekor Verwaltungs-GmbH	Hannover	26,000	EUR	50.00%	OK	1)
Ziegelwerk B GmbH	Hannover	26,000	EUR	100.00%	OK	1)
Pro Massivhaus Service und Training GmbH	Lanhofen	25,000	EUR	50.00%	OK	1)
Wienerberger Vermögensgesellschaft mbH	Hannover	25,000	EUR	100.00%	VK	

Company	Headquarters	Share capital	Currency	Interest	Type of consolidatio	Notes
ZZ Wancor	Regensdorf	1,000,000	CHF	100.00%	VK	
Swissbrick AG	Zürich	1,000,000	CHF	39.20%	OK	1)
Wienerberger Brunori SRL	Bubano	4,056,000	EUR	100.00%	VK	
Wienerberger Tacconi SRL	Roma	1,187,952	EUR	59.99%	VKE	
Alaudae Srl	Bubano	51,129	EUR	100.00%	VKE	
Fornaci Giuliane S.p.A.	Cormons	1,900,000	EUR	30.00%	EQ	
Wienerberger Bricks N.V.	Kortrijk	102,733,462	EUR	100.00%	VK	
Desimpel N.V.	Kortemark	16,294,047	EUR	99.99%	VK	
Deva-Kort N.V.	Kortemark	247,894	EUR	100.00%	VK	
Steenfabrieken Desimpel N.V.	Kortemark	12,102,410	EUR	100.00%	VK	
Briqueterie de Peruwelz S.A.	Kortemark	22,483,943	EUR	100.00%	VK	
Desimpel Facing Bricks N.V.	Kortemark	16,394,700	EUR	100.00%	VK	
Desimpel Kortemark Industries N.V.	Kortemark	17,352,547	EUR	100.00%	VK	
Wienerberger Coordination Center N.V.	Kortrijk	75,831,000	EUR	100.00%	VK	
Steinzentrale Nord GmbH	Rellingen	100,000	DEM	100.00%	VK	
Aberson Bouwmaterialen B.V.	Zwolle	59,899	EUR	100.00%	VK	
Handelsmaatschappij Bouwelement-Zwolle B.V.	Zwolle	13,613	EUR	100.00%	VK	
Aberson Haen Bouwmaterialen B.V.	Amsterdam	249,579	EUR	90.91%	VK	
Desimpel Klinker GmbH	Emmerich	25,000	EUR	100.00%	VK	
Desimpel Klinker GmbH & Co. KG	Emmerich	50,000	EUR	100.00%	VK	
Desimpel Ziegel GmbH	Emmerich	25,000	EUR	100.00%	VK	
Desimpel Briques SAS	Cauchy à la Tour	3,821,410	EUR	82.76%	VK	
Wienerberger France Nord SA	Cauchy à la Tour	6,300,000	EUR	82.76%	VK	
Steenhandel Oost Nederland B.V.	Rijssen	3,630	EUR	100.00%	VK	
Desimpel Trading B.V.	Wijchen	249,579	EUR	100.00%	VK	
Steencentrale Nijmegen B.V.	Wijchen	45,378	EUR	100.00%	VK	
Leeuwis B.V.	Wijchen	91,210	EUR	100.00%	VK	
Neerbosch Baksteen B.V.	Nijmegen	18,151	EUR	100.00%	VK	
Handelsmaatschappij Rellingen B.V.	Wijchen	136,134	EUR	100.00%	VK	
Desimpel AK1 B.V.	Amsterdam	70,000	EUR	100.00%	VK	
Terca Schouterden N.V.	Maaseik	645,000	EUR	100.00%	VK	
Terca Ghlin S.A.	Ghlin	625,000	EUR	100.00%	VK	
Syndikaat Machiensteen II N.V.	Rumst	1,484,400	EUR	100.00%	VK	
Terca Beerse N.V.	Beerse	13,379,600	EUR	100.00%	VK	
Terca Nova N.V.	Beerse	5,950,000	EUR	100.00%	VK	
Terca Tessenderlo N.V.	Tessenderlo	3,297,000	EUR	100.00%	VK	
Terca Quirijnen N.V.	Malle West	4,624,000	EUR	100.00%	VK	
Terca Zonnebeke N.V.	Zonnebeke	8,040,500	EUR	100.00%	VK	
Terca Warneton S.A.	Warneton	3,719,000	EUR	100.00%	VK	
Wienerberger Bricks B.V.	Zaltbommel	25,457,070	EUR	100.00%	VK	
Terca B.V.	Zaltbommel	30,000	NLG	100.00%	VK	
Van Hesteren & Janssens B.V.	Zaltbommel	800,000	NLG	100.00%	VK	
Wienerberger Participations SAS	Achenheim	56,984,180	EUR	82.76%	VK	
Wienerberger SAS	Achenheim	1,650,285	EUR	82.76%	VK	
Wienerberger France SAS	Massy Cedex	29,222,235	EUR	82.76%	VK	
Société du Terril d'Hulluch (S.T.F.) S.N.C.	Douai	686,020	EUR	41.38%	OK	1)
Societe de Gestion Wienerberger Briques EURL	Achenheim	15,245	EUR	82.76%	VK	
Wienerberger A/S	Varde/Nordenskov	33,530,594	DKK	100.00%	VK	
Wienerberger AS	Aseri	24,074,000	EEK	100.00%	VK	
Wienerberger OY AB	Helsinki	1,000,000	EUR	100.00%	VK	
Wienerberger Ltd	Manchester	780,646	GBP	100.00%	VK	
Wienerberger AS	Lunde i Telemark	43,546,575	NOK	100.00%	VK	
Wienerberger AB	Bjärred	17,550,000	SEK	100.00%	VK	
Wewers Teglvaerker AS	Helsinge	9,980,000	DKK	45.00%	EQ	
General Shale Building Materials, GP	Johnson City	1,000	USD	100.00%	VK	
General Shale Building Materials, Inc.	Johnson City	1,000	USD	100.00%	VK	
Cherokee Sanford Group, LLC	Johnson City	1,000	USD	100.00%	VK	
Cherokee Sanford Brick, LLC	Johnson City	1,000	USD	100.00%	VK	
Darlington Brick & Clay Products Company, LLC	Johnson City	1,000	USD	100.00%	VK	
General Shale Products, LLC	Johnson City	1,000	USD	100.00%	VK	
Wienerberger U.S. Holdings, LLC	Johnson City	1,000	USD	100.00%	VK	

Company	Headquarters	Share capital	Currency	Interest	Type of consolidatio	Notes
Carolina Brick and Block, Inc.	South Carolina	750	USD	35.00%	EQ	
General Shale Brick, Inc.	Wilmington	1,000	USD	100.00%	OKE	1)
Building Specialties, LLC	Louisville	1,000	USD	35.00%	EQE	
Wienerberger Dach Beteiligungs GmbH	Wien	500,000	ATS	100.00%	VK	
Tondach Gleinstätten AG	Gleinstätten	500,000	EUR	25.00%	EQ	
WIBRA Tondachziegel Beteiligungs-GmbH	Wien	500,000	ATS	50.00%	QU	
Koramic Roofing Products N.V.	Kortrijk	120,762,500	EUR	50.00%	QUE	
Dakpannenfabriek Pottelberg N.V.	Kortrijk-Aalbeke	2,222,930	EUR	50.00%	QUE	
Tuileries du Hainaut SA	Mouscron	4,090,243	EUR	50.00%	QUE	
Koramic Dakpangroep B.V.	Nijmegen	226,890	EUR	50.00%	QUE	
Koramic Tuiles Participations SA	Franois	13,496,250	EUR	50.00%	QUE	
Dakpannenfabriek Deest B.V.	Nijmegen	9,080,000	EUR	50.00%	QUE	
Dakpannenfabriek Tegelen B.V.	Hapert	690,000	EUR	50.00%	QUE	
Koramic Janssen-Dings B.V.	Nijmegen	226,890	EUR	50.00%	QUE	
Koramic Tuiles SAS	Recologne	10,000,000	EUR	50.00%	QUE	
Koramic Dachziegel Handels GmbH	Brüggen-Niederrhein	50,000	DEM	50.00%	QUE	
Wiekor Dachprodukte GmbH & Co. KG	Langenzenn	100,000	EUR	50.00%	QUE	
Wiekor OÜ	Aseri	20,001,000	EEK	50.00%	QUE	
Koramic Pokrycia Dachowe Sp.z.o.o.	Kunice	99,768,500	PLN	50.00%	QUE	
Polskie Przedsiebiorstwo Obrotu Gruntami Sp.z.o.o.	Kunice	5,000	PLN	24.50%	QUE	
Bramac Dachsysteme International GmbH	Pöchlarn	40,000,000	ATS	50.00%	QU	
Bramac pokrivni sistemi Eood	Silistra	846,200	BGL	50.00%	QU	
Bramac stresni systemy spol. s.r.o.	Prag	160,000,000	CZK	50.00%	QU	
Bramac Krovni Sistemi d.o.o.	Sarajevo	2,000	DEM	50.00%	QU	
Bramac Pokrovni Sistemi d.o.o.	Novi Zagreb	7,778,000	HRK	50.00%	QU	
Bramac Dachsteinproduktion und Baustoffindustrie Kft.	Veszprem	1,831,880,000	HUF	50.00%	QU	
Bramac Sisteme de Invelitori s.r.l.	Brasov	10,319,857,600	ROL	50.00%	QU	
Bramac stresni sistemi d.o.o.	Skocjan	381,816,847	SIT	50.00%	QU	
Bramac Stresne Systemy spol. s.r.o.	Ivanka pri Nitre	173,835,000	SKK	50.00%	QU	
Bramac Krovni Sistemi d.o.o.	Beograd	5,000	USD	50.00%	OK	1)
Keramo Wienerberger Steinzeugwerk Zwickau GmbH	Zwickau	4,000,000	DEM	100.00%	EQ	
Pipelife International GmbH	Wr. Neudorf	29,000,000	EUR	50.00%	QU	
Pipelife Austria GmbH & Co KG	Wr. Neudorf	4,360,370	EUR	50.00%	QU	
Pipelife Austria GesmbH	Wr.Neudorf	500,000	ATS	50.00%	QU	
Pipelife Belgium N.V.	Kalmthout	4,945,475	EUR	50.00%	QU	
Pipelife Czech s.r.o.	Otrokovice/Kucovaniny	202,971,000	CZK	50.00%	QU	
Pipelife Deutschland Verwaltungs-GmbH	Bad Zwischenahn	5,726,469	EUR	50.00%	QU	
Pipelife Deutschland Asset Management GmbH	Bad Zwischenahn	25,000	EUR	50.00%	QUE	
Pipelife Deutschland GmbH & Co. KG	Bad Zwischenahn	5,000	EUR	50.00%	QUE	
Pipelife Eesti A.S.	Tallinn	6,600,000	EEK	50.00%	QU	
Pipelife Asset Management Ges.m.b.H.	Wr. Neudorf	35,000	EUR	50.00%	QU	
Pipelife Hispania S.A.	Zaragoza	10,818,218	EUR	50.00%	QU	
Pipelife Portugal- Sistemas de Tubagens, Unipessoal, Lda.	Maia Codex	1,890,500	EUR	50.00%	QU	
Pipelife M-Plast OY	Kaavi	16,146	EUR	50.00%	QU	
Pipelife Finland OY	Oulu	33,637	EUR	50.00%	QU	
Pipelife France S.A.	Gaillon	4,581,000	EUR	50.00%	QU	
Pipelife Hellas S.A.	Moschato Piraeus	11,223,530	EUR	50.00%	QU	
Pipelife Hrvatska d.o.o.	Karlovac	39,648,800	HRK	50.00%	QU	
Pannonpipe Müanyagipari Kft.	Budapest	2,873,520,000	HUF	25.00%	QU	
UAB Pipelife Lietuva	Vilnius	1,600,000	LTL	50.00%	QU	
Pipelife Latvia SIA	Riga	300,000	LVL	50.00%	QU	
Pipelife Nederland B.V.	Enkhuizen	11,344,505	EUR	50.00%	QU	
Pipelife Finance BV	Enkhuizen	18,000	EUR	50.00%	QUE	
Pipelife Norge AS.	Surnadal	200,000,000	NOK	50.00%	QU	
Pipelife Polska SA	Karlikowo	194,195,500	PLN	50.00%	QU	
Pipelife ROMANIA S.R.L.	Bukarest	61,693,000,000	ROL	25.00%	QU	
Pipelife Hafab AB	Haparanda	3,000,000	SEK	50.00%	QU	
Pipelife Nordic AB	Göteborg	360,000,000	SEK	50.00%	QU	
Pipelife Sverige AB	Ölsremma	100,000	SEK	50.00%	QU	
Pipelife Slovenija d.o.o.	Trzin	101,548,464	SIT	50.00%	QU	

Company	Headquarters	Share capital	Currency	Interest	Type of consolidatio	Notes
Pipelife Slovakia s.r.o.	Piestany	200,000	SKK	50.00%	QU	
Arili Plastik Sanayii A.S.	Pendik/Istanbul	2,315,726,585,000	TRL	50.00%	QU	
Chuanlu Plastic Sales & Service Co. Ltd.	Chengdu	500,000	USD	25.50%	QU	
Pipelife (Guangzhou) Plastic Pipe Manufacturing Ltd.	Nansha	4,000,000	USD	50.00%	QU	
Changzhou Pipelife Reinforced Plastic Co. Ltd.	Changzhou	5,538,000	USD	32.50%	QU	
Chengdu Chuanwie Plastic Pipe Co. Ltd.	Longquanyi District, Chengdu	4,000,000	USD	45.00%	QU	
Sichuan Chuanxi Plastic Co. Ltd.	Xipu Pixian County, Chengdu	2,500,000	USD	25.50%	QU	
CJSC Pipelife Ukraine	Kiev	30,000	USD	45.00%	OK	1)
Pipelife Jet Stream Inc.	Siloam Springs	0	USD	50.00%	QU	
Pipelife Holding (HK) Limited	Hong Kong	8,450,000	USD	50.00%	QU	
Wienerberger Beteiligungs GmbH	Wien	1,000,000	ATS	100.00%	VK	
„Wienerberg City" Errichtungsges.m.b.H.	Wien	25,000,000	ATS	45.00%	EQ	
Wienerberger Versicherungs-Service Gesellschaft m.b.H.	Wien	500,000	ATS	60.00%	EQ	
Credit Marks Ltd.	Hong Kong	1,000	HKD	100.00%	OK	1)
Wienerberger Ofenkachel Verwaltungs GmbH	Wien	35,000	EUR	100.00%	OK	1)
Wienerberger Finanz Service GmbH	Wien	25,435,492	EUR	100.00%	VK	
Wienerberger Ofenkachel GmbH & Co. KG	Wien	363,364	EUR	100.00%	VK	
VVT Vermögensverwaltung GmbH	Wien	100,000,000	ATS	100.00%	VK	
Wienerberger N.V.	Hasselt	1,300,000,000	BEF	100.00%	VK	
OOO Wienerberger Kirpitsch	Luchowitsy	310,000	RUR	100.00%	OKE	1)
Wienerberger Asset Management GmbH	Wien	35,000	EUR	100.00%	OKE	1)
Wienerberger Industriebeteiligungsverwaltungs GmbH	Wien	35,000	EUR	100.00%	OKE	1)

VK = Full consolidation
VKE = First time full consolidation
QU = Proportional consolidation
QUE = First time proportional consolidation

EQ = Equity accounting
EQE = First time equity accounting
OK = No consolidation

1) Immaterial

Income Statement of Wienerberger AG	31.12.2003	31.12.2002
	in TEUR	*in TEUR*
Income from associates	**76,261**	**73,035**
Net interest income/expense	3,594	13,535
Other financial income/expense	-9,724	-18,011
Income from financing activities	**70,131**	**68,559**
Revenues	14,451	12,236
Other operating income	35,113	12,294
Personnel expenses	-11,436	-10,848
Depreciation	-2,206	-1,894
Other operating expenses	-17,857	-13,969
Profit on ordinary activities	**88,196**	**66,378**
Extraordinary income/expense	0	-982
Income taxes	-161	-236
Profit after tax	**88,035**	**65,160**
Reversal of untaxed reserves	4,800	28,755
Addition to reserves	-43,052	-52,149
Profit carried forward	219	1,118
Net profit	**50,002**	**42,884**

The Annual Financial Statements of Wienerberger AG, which were prepared in accordance with Austrian generally accepted accounting principles, were audited by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and awarded an unqualified opinion. These Annual Financial Statements and all supplementary information will be filed with the Company Register of the Commercial Court in Vienna under Number 77676 f. Copies of these Annual Financial Statements are available free of charge directly from Wienerberger AG, 1100 Vienna, and will also be available at the Annual General Meeting.

Recommendation for the Distribution of Profits:

We recommend the Annual General Meeting approve the following proposal for the distribution of profits totaling EUR 50,001,581: payment of a 77% dividend on capital stock of EUR 65,278,973, or EUR 50,264,809 less a pro rata share for treasury stock of EUR 487,402, for a total distribution of EUR 49,777,407 and carry forward of the remaining EUR 224,173.

Vienna, March 2004 — The Managing Board of Wienerberger AG

Balance Sheet of Wienerberger AG	**31.12.2003**	**31.12.2002**
	in TEUR	*in TEUR*
ASSETS		
Intangible assets	22,224	1,735
Property, plant and equipment	22,001	29,289
Financial assets	1,751,403	1,326,997
Fixed and financial assets	**1,795,628**	**1,358,021**
Finished goods and merchandise	0	84
Trade receivables	173	978
Receivables due from subsidiaries	40,127	335,172
Receivables due from associates	16,640	17,856
Other receivables and assets	2,289	5,390
Securities and other investments	41,921	31,373
Cash and cash at bank	1,024	28,835
Current assets	**102,174**	**419,688**
Prepayments and deferred charges	292	165
Total assets	**1,898,094**	**1,777,874**
EQUITY AND LIABILITIES		
Issued capital	65,279	65,279
Share premium account	717,919	717,919
Retained earnings	339,799	296,747
Profit and loss account	50,002	42,884
Equity	**1,172,999**	**1,122,829**
Untaxed reserves	**16,801**	**21,601**
Provisions	**23,081**	**23,989**
Interest-bearing loans	515,537	551,145
Prepayments received	16,000	0
Trade payables	817	9,731
Amounts owed to subsidiaries	129,636	45,400
Amounts owed to associates	0	1,469
Other liabilities	23,223	1,027
Liabilities	**685,213**	**608,772**
Deferred income	0	683
Total equity and liabilities	**1,898,094**	**1,777,874**

His philosophy:

His free time belongs to his grandchildren, while part of his working time belongs to children around the world.

The project: World Children's Parliament

Founded in 1999 in Finland, this organization now has 114 members from 48 countries and 12 national children's parliaments. Wienerberger Finland supports successful projects with the "Children's Peace Price" and also sponsors fundraising efforts for a new building.

Social engagement has been an essential part of our sustainability strategy for years. Our goal is to give future generations long-term perspectives.





Matti Saarikoski

Head of Marketing and Sales

Wienerberger Finland

Glossary

A glossary of the most important terms, abbreviations, and foreign language words is provided on the bookmark that can be found in this annual report. You can also download this information from our Website under www.wienerberger.com

Interest rate swap
Agreement to exchange cash flows with different terms over a specific period of time; these cash flows are based on fixed and variable interest rates; provides security against interest rate fluctuations
Investment grade rating
Rating between AAA (Aaa) and BBB (Baa) that underscores the good credit standing of a creditor and represents low risk for bond investors
Investments
Additions to plant, property and equipment and intangible assets (vs. acquisitions – see above)
Joint venture
Agreement by two or more companies to jointly operate a business enterprise
Net Debt
Net sum of financial liabilities less cash and cash at bank
NF
Abbreviation for "Normalformat", the standard size for hollow bricks (250 x 120 x 65 mm)
NOPAT
Net operating profit after tax, or operating profit less taxes and adjusted taxes (tax effects from financial results)
Paver
Product made of clay or concrete, which is used in the design of gardens and public areas
P/E ratio
Price/earnings ratio; an indicator of the market valuation of a stock
Return on equity
Net profit divided by equity, or the rate of return on shareholders' investment
Risk management
Systematic procedure to identify and evaluate potential risk, and select and implement appropriate counteractions
ROCE
Return on capital employed, or NOPAT divided by Capital Employed = net yield on capital employed
Shareholder Value
Measure of the profitably with which a company manages the capital provided by shareholders; management principle to increase the value of a company
Stock option
Form of compensation that gives management and employees the right to purchase stock in their company at certain conditions if specific goals are reached
Total Shareholder Return (TSR)
Average increase or decrease in the value of a stock investment over a specific period of time; based on gains and losses in the stock price and dividend payments
Translation risk
Arises from the conversion of foreign currency items on the balance sheet; these foreign exchange fluctuations are not offset by balance sheet items in the same currency
Treasury
Staff function to safeguard the financing, cash management (see above) and financial risk management of a company
WACC
Weighted average cost of capital, or the average price a company must pay on financial markets for equity and debt
WF
Abbreviation for "Waalformat", the standard size for a facing brick (210 x 100 x 50 mm)

Contact:
T +43 (1) 60 192-463
F +43 (1) 60 192-466
investor@wienerberger.com
annualreport.wienerberger.com



Glossary

Wienerberger

Acquisitions
Expenditure for the purchase of a company or share in a company (vs. investment – see below)

Asset coverage
Equity divided by non-current assets; indicates to what percent land, buildings, machinery etc. are covered by equity

ATX
Abbreviation for the "Austrian Traded Price Index" of the Vienna Stock Exchange

Bearer shares
Shares that are not issued to a specific person; the rights to these securities accrue to the person who holds them

Call option
Derivative financial instrument; option to purchase the underlying (asset, stock, etc.) for a certain price on a certain date or during a certain period of time

CAP
Agreed maximum interest for liabilities with variable interest rates; protection against rising interest rates

Capital Employed (CE)
Equity plus interest-bearing debt (incl. net inter-company balance) less liquid funds and financial assets; the sum of capital engaged in a company

Capital Employed, historical
Capital employed at historical purchase prices; capital employed plus accumulated depreciation

Cash management
Management of cash and cash equivalents held by a company to maximize the efficient use of these funds while ensuring the solvency of the company

CFROI
Cash Flow Return on Investment; ratio of EBITDA to historical capital employed

Clay roof tiles
Roof tiles made of clay, in various shapes and colors

Cost of capital
Price for the provision of capital in the wider sense of the word (also see WACC)

Cross Currency Swap
Agreement between contract partners to exchange cash flows in two different currencies over a certain period of time; a hedge against foreign currency fluctuations

CVA
Cash Value Added; EBITDA – (historical capital employed x hurdle rate)

Deferred taxes
The result of consolidation procedures as well as timing differences in the valuation of individual company financial statements prepared according to commercial law and tax law

Depreciation, economic
The value that must be earned each year in order to cover expenses for replacement investments at the end of an asset's useful life

Depreciation ratio
Depreciation (excluding amortization of goodwill) as a percentage of revenues

EBIT
Earnings before interest and taxes, or operating profit

EBITDA
Earnings before interest, taxes, depreciation and amortization, or operating profit before depreciation and amortization = gross cash flow

EBITDA margin
EBITDA divided by revenues

ECB
European Central Bank

EPS
Earnings per share, or net profit divided by the weighted number of shares outstanding minus treasury stock

Equity method
Valuation method used for the consolidation of investments between 20% and 50% in other companies

Equity ratio
Equity divided by total assets

EVA
Economic Value Added, or the difference between the return on capital employed and cost of capital; Capital Employed x (ROCE – WACC)

Facing brick
External brick layer of two-layer exterior walls for buildings (face wall – air layer below/above insulation – rear wall)

FED
Federal Reserve, Central Bank of the USA

Forward exchange contract
Foreign exchange transaction that is not realized at conclusion of the relevant contract, but at a later point in time; a hedge against exchange rate fluctuations

Free cash flow
Cash flow from operating activities – Cashflow from investing activities + Growth investments; the amount of cash and cash equivalents earned in the current year that are available for expansion projects, dividends and the repayment of debt or share buy-back

Free float company
Publicly traded corporation with a majority (> 50%) share of free float

Gearing
Financial liabilities less liquid funds (marketable securities, cash on hand and in banks, net inter-Group receivables/liabilities) divided by equity including minority interest; an indicator of financial security

Goodwill
Surplus of the price paid for a company over net assets acquired

Hedging
Measures used in the management of financial risk to limit or avoid negative market changes in the areas of interest rates, foreign currency, market values or raw materials

HGB
"Handelsgesetzbuch" (the Austrian Commercial Code)

Hollow bricks
Bricks made of burned clay, which are normally used as perforated bricks under plaster

Hurdle rate
Return that must be earned to cover the cost of capital and economic depreciation; WACC before tax + economic depreciation rate

IFRS
International Financial Reporting Standards

Interest coverage
EBIT divided by net financing costs; indicates the number of times operating income will cover net financing costs

Financial Calendar

March 31, 2004	Press Conference and Analysts Conference in Vienna, 2003 Results
April 1, 2004	Analysts Conference in London
May 10, 2004	Press Release on First Quarter Results for 2004
May 11, 2004	135th Annual General Meeting, Palais Ferstel in Vienna
May 14, 2004	Deduction of dividends (ex-day)
May 19, 2004	First day of payment for 2003 dividends
August 18, 2004	Press Conference and Analysts Conference in Vienna Interim Financial Statements for 2004
August 19, 2004	Analysts Conference in London
October 21, 2004	Investors und Analysts Conference in Eastern Europe
November 16, 2004	Press Release on Third Quarter Results for 2004
February 2005	Preliminary Figures for 2004

Information on the Company and the Wienerberger Share:

Investor Relations Officer:	Thomas Melzer
Shareholders' telephone:	+43 (1) 601 92-463
E-Mail:	investor@wienerberger.com
Internet:	**www.wienerberger.com**
Vienna Stock Exchange:	WIE
Reuters:	WBSV.VI
Bloomberg:	WIE AV
Datastream:	O: WNBA
ADR Level 1:	WBRBY
ISIN:	AT0000831706

Wienerberger Online Annual Report 2003:
http://annualreport.wienerberger.com

Headquarters:
Wienerberger AG
A-1100 Wien, Wienerberg City, Wienerbergstrasse 11
T +43 (1) 60 192-0
F +43 (1) 60 192-466
info@wienerberger.com
www.wienerberger.com


Wienerberger

Operations:

Wienerberger Ziegelindustrie GmbH
A-2332 Hennersdorf bei Wien
Hauptstrasse 2
T +43 (1) 605 03-0
F +43 (1) 605 03-99
office@wienerberger.at
www.wienerberger.at


Wienerberger

Wienerberger Ziegelindustrie GmbH
D-30659 Hannover
Oldenburger Allee 26
T +49 (511) 610 70-0
F +49 (511) 614 403
info@wzi.de
www.wienerberger.de


Wienerberger

Wienerberger Bricks N.V.
B-8500 Kortrijk
Ter Bede Business Center
T +32 (56) 24 96 10
F +32 (56) 25 92 96
info@terca.be
www.terca.be


Wienerberger

Wienerberger Bricks B.V.
NL-5301 LK Zaltbommel
Hogeweg 95
T +31 (418) 59 71 11
F +31 (418) 59 12 92
info.nl@wienerberger.com
www.wienerberger.nl


Wienerberger

Wienerberger Teglaipari Rt
H-1119 Budapest
Bártfai út 34
T +36 (1) 464 70 30
F +36 (1) 203 99 88
info@wienerberger.hu
www.wienerberger.hu


Wienerberger

Wienerberger Ceramika Budowlana Sp.z.o.o.
PL-04-175 Warschau
Ul. Ostrobramska 79
T +48 (22) 514 21 00
F +48 (22) 514 21 03
office@wienerberger.com.pl
www.wienerberger.pl


Wienerberger

Wienerberger cihlářský průmysl, a.s.
CZ-370 46 Ceske Budejovice
Plachého 388/28
T +420 (38) 77 66 111
F +420 (38) 77 66 115
info@wienerberger.cz
www.wienerberger.cz


Wienerberger

General Shale Bricks Inc.
Johnson City TN 37602, USA
3211 North Roan Street
T +1 (423) 282-4661
F +1 (423) 952-4103
office@generalshale.com
www.generalshale.com


GENERAL SHALE
BRICK
Building the American Dream

***Semmelrock* Baustoffindustrie GmbH**
A-9020 Klagenfurt
Stadlweg 30/Südring
T +43 (463) 38 38-0
F +43 (463) 38 38-139
office@semmelrock.com
www.semmelrock.com


SEMMELROCK

ZZ Wancor
CH-8105 Regensdorf
Althardstrasse 5
T +41 (1) 871 32 32
F +41 (1) 871 32 90
info@zzwancor.ch
www.zzwancor.ch


ZZWANCOR

Koramic Roofing Products N.V.
B-8500 Kortrijk
Ter Bede Business Center
T +32 (56) 24 95 11
F +32 (56) 24 43 10
info@koramic.be
www.koramic.com


KORAMIC

Bramac Dachsysteme International GmbH
A-3380 Pöchlarn
Bramacstrasse 9
T +43 (2757) 4010-0
F +43 (2757) 4010-61
mk@bramac.com
www.bramac.com


BRAMAC

Tondach Gleinstätten AG
A-8443 Gleinstätten
Graschach 38
T +43 (3457) 2218-0
F +43 (3457) 2218-22
office@tondach.at
www.tondach.at


TONDACH

Pipelife International GmbH
A-2351 Wr. Neudorf
Triester Strasse 14
T +43 (2236) 439 39-0
F +43 (2236) 439 39-6
info@pipelife.com
www.pipelife.com


PIPELIFE





Bricks.
Designed for Living.

Publisher:
Wienerberger AG
A-1100 Wien, Wienerberg City, Wienerbergstrasse 11

T +43 (1) 60 192-0
F +43 (1) 60 192-466
E-Mail: communication@wienerberger.com
Internet: www.wienerberger.com

Inquiries may be addressed to:
The Managing Board:
Wolfgang Reithofer, CEO
Hans Tschuden, CFO

Investor Relations:
Thomas Melzer

Corporate Finance:
Thomas Leissing

The Annual Report and Annual Financial Statements for 2003 were presented at the Press Conference on March 31, 2004 and the 135th Annual General Meeting on May 11, 2004 in Vienna. Available in German and English.

Translation:
Donna Schiller-Margolis, Vienna

Concept and Layout:
EURO RSCG E&E

DTP and Reproduction:
EURO PAINT, Vienna
Michael Konrad GmbH, Frankfurt

Photos:
Andreas Balon

Printed by:
Holzhausen, Vienna, Austria
Printed on Garda Pat, 13 matt,
PhöniXmotion xantur wood-free TCF

1996	1997	1998	1999	2000	2001	2002	2003
1,094.5	1,113.7	1,143.3	1,337.5	1,670.3	1,544.9	1,653.7	1,826.9
214.7	224.6	201.4	176.8	170.7	139.3	129.8	138.2
879.9	889.1	941.9	1,160.8	1,499.6	1,405.6	1,523.9	1,688.7
217.1	240.7	258.2	308.9	403.4	202.2	323.1	349.9
19.8	21.6	22.6	23.1	24.2	13.1	19.5	19.2
116.4	131.1	162.6	187.8	254.3	-25.8	151.9	190.2
87.1	117.5	163.1	178.6	228.3	-62.7	119.5	154.3
58.2	101.4	116.5	124.7	201.4	-17.8	85.9	113.1
118.2	203.2	124.5	98.0	244.0	241.3	237.4	274.6
165.5	104.7	237.9	155.8	146.2	130.6	116.5	158.7
n.a.[3]	12.8	63.9	344.9	140.9	97.4	64.8	233.9
7.4	13.8	12.4	10.1	13.9	0.4	7.1	8.4
-16.1	38.6	31.9	27.0	93.0	-106.4	1.4	22.4
12.0	15.0	14.4	13.0	14.9	6.7	10.7	12.1
0	47.6	42.6	23.5	77.9	-160.0	-39.0	3.0
418.5	143.7	249.1	573.1	604.8	674.1	618.5	739.0
,034.6	797.6	936.1	1,297.7	1,568.5	1,613.9	1,508.7	1,635.4
58.3	19.0	29.7	62.2	54.5	66.9	63.6	75.2
6.2	13.8	282.2	10.7	5.2	-0.7	4.4	5.3
65.8	82.6	72.6	61.7	67.1	63.4	65.2	61.4
8.1	[illegible]	14.3	14.0	18.6	-1.8	9.0	11.5
8,229	7,[illegible]	7,988	10,374	11,069	11,331	11,478	12,237

1996	1997	1998	1999	2000	2001	2002	2003
0.94	1.43	1.64	1.74	2.86	-0.29	1.31	1.71
1.15	1.37	1.29	1.40	1.69	0.83	1.57	2.01
0.38	0.42	0.45	0.50	0.80	0.60	0.66	0.77
26.5	29.0	31.5	34.7	55.1	38.8	42.7	49.8
10.1	10.6	11.7	12.9	15.7	14.8	15.1	15.2
19.08	22.03	21.18	21.59	19.13	15.75	16.95	21.18
59,455	69,455	69,455	69,223	68,823	67,975	64,640	64,645
,325.0	1,530.0	1,471.3	1,499.5	1,328.7	1,093.9	1,106.5	1,382.6

1996	1997	1998	1999	2000	2001	2002	2003
,091.2	892.6	1,121.4	1,446.8	1,611.3	1,556.3	1,460.9	1,601.9
233.0	214.8	223.4	265.4	300.7	331.8	370.2	348.4
370.7	507.9	687.8	631.6	624.3	543.8	491.1	598.2
,694.9	1,615.3	2,032.6	2,343.8	2,536.3	2,431.9	2,322.2	2,548.5
717.6	756.9	838.1	921.2	1,109.2	1,008.0	973.1	983.0
187.4	239.5	263.1	311.9	325.6	283.1	310.1	307.0
789.9	619.0	931.4	1,110.7	1,101.5	1,140.8	1,039.0	1,258.5

7) 1994-1996 according to ÖVFA
8) Before amortization of goodwill and excluding non-recurring income and expenses
9) Adjusted for treasury stock
Adjusted for 1:8 stock split (1999)
Adjusted for 2:1 stock split (1995)
10) Equity including minority interest

Austrian Commercial Code *IAS*

Ten-Year Review

Corporate Data		1994	1995
Revenues	in € mill.	766.9	934.2
Domestic	in € mill.	188.2	206.8
Foreign	in € mill.	578.7	727.5
EBITDA [1]	in € mill.	158.2	193.4
EBITDA margin	in %	20.6	20.7
EBIT [1]	in € mill.	97.6	121.7
Profit before tax	in € mill.	112.5	101.2
Profit after tax	in € mill.	88.2	81.1
Free cash flow [2]	in € mill.	n.a.	n.a.
Capital expenditure	in € mill.	148.5	181.1
Acquisitions	in € mill.	n.a. [3]	n.a. [3]
ROCE [1]	in %	12.1	12.2
EVA [1]	in € mill.	20.6	25.3
CFROI [1]	in %	n.a.	n.a.
CVA [1]	in € mill.	n.a.	n.a.
Net debt	in € mill.	136.2	266.3
Capital employed	in € mill.	n.a.	n.a.
Gearing	in %	23.4	51.3
Interest cover [4]		69.5	12.6
Asset coverage [5]	in %	83.5	73.9
Return on equity [6]	in %	15.2	13.7
Employees		4.803	6,418

Stock Exchange Data		1994	1995
Earnings per share [7]	in €	1.43	1.53
Adjusted earnings per share [8]	in €	n.a.	n.a.
Dividend per share	in €	0.25	0.38
Dividends	in € mill.	12.9	21.2
Equity per share	in €	10.6	10.3
Share price at year-end	in €	23.44	18.17
Shares outstanding (weighted) [9]	in 1,000	50,649	55,564
Market capitalization at year-end	in € mill.	1,187.0	1,009.5

Condensed Balance Sheet		1994	1995
Fixed and financial assets	in € mill.	696.0	799.7
Inventories	in € mill.	132.3	164.7
Misc. current assets	in € mill.	374.8	441.3
Balance sheet total	in € mill.	1,203.0	1,405.7
Equity [10]	in € mill.	581.5	591.0
Provisions	in € mill.	124.9	131.7
Liabilities	in € mill.	496.7	683.0

Explanatory notes:

1) Including non-recurring income and expenses
2) New definition: cash flow from operating activities minus cash flow from investing activities plus growth investments
3) Separate classification of capex and acquisitions only possible beginning in 1997 with the introduction of IAS reporting
4) EBIT : Net financing costs
5) Equity : Fixed and financial assets
6) Profit after tax : Equity

